[redacted]

08001309

RECEIVED
2008 MAR 17 A 8:39

SUPPL

AVUSA

~~Avusa Limited~~

(formerly Avusa Opco Holdings Limited)

(Incorporated in the Republic of South Africa)
(Registration number 2008/002461/06)
Share code: AVU ISIN: ZAE000115895
("Avusa" or "the company")

The definitions commencing on page 4 of this pre-listing statement have, where necessary, been used in this cover page.

PRE-LISTING STATEMENT

PROCESSED
MAR 19 2008
THOMSON

Issued in terms of the Listings Requirements of the JSE.
An abridged version is intended for publication on Monday, 25 February 2008.

This pre-listing statement is not an invitation to subscribe for shares in Avusa, but is issued in compliance with the Listings Requirements for the purpose of providing information to the public with regard to Avusa.

This pre-listing statement has been prepared on the assumption that all of the resolutions proposed in the notice of general meeting forming part of the unbundling circular to shareholders of Avusa Limited (formerly Johnnic Communications Limited, to be renamed ElementOne Limited) ("ElementOne"), dated 25 February 2008 (the "ElementOne circular"), which is enclosed in the envelope together with this pre-listing statement, will be passed at the general meeting of shareholders of ElementOne to be held on Tuesday, 18 March 2008, and that the listing and unbundling of Avusa, details of which are included in the ElementOne circular, will be implemented.

The Avusa directors, whose names are set out on page 7 of this pre-listing statement, collectively and individually, accept full responsibility for the accuracy of the information provided and certify that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this pre-listing statement false or misleading, and confirm that they have made all reasonable enquiries in this regard and confirm that this pre-listing statement contains all information required by the Listings Requirements.

The JSE has agreed, subject to the fulfilment of the suspensive condition as reflected in paragraph 3.3 of this pre-listing statement, to the listing of the entire issued ordinary share capital of Avusa in the Consumer Services – Publishing sector of the JSE list under the abbreviated name "Avusa" with effect from the commencement of business on Monday, 31 March 2008.

On listing, the authorised share capital of Avusa will be R1 000 000 divided into 1 000 000 000 ordinary par value shares of 0,1 cent each and the issued share capital will comprise 103 821 159 ordinary par value shares, amounting to R103 821 with a share premium of approximately R1 billion, all shares ranking *pari passu*. There are no shares held in treasury.

Deloitte & Touche, whose report is included in this pre-listing statement, have given and have not withdrawn their consent to the inclusion of their name and report in this pre-listing statement in the form and context in which they appear.

Investment bank and sponsor	Legal advisers	Reporting accountants and auditors
NEDBANK CAPITAL	WERKSMANS ATTORNEYS	Deloitte. Deloitte & Touche Registered Auditors

This pre-listing statement is available in English only. Additional copies may be obtained from the company's registered office, the sponsor and the transfer secretaries, whose addresses are set out in the "Corporate information and advisers" section of this circular, during normal business hours from Monday, 25 February 2008 to Tuesday, 18 March 2008.

Date of issue: 25 February 2008

dlw 3/18

Secretary and registered office

J R Matisonn (FCIS, H Dip Co Law (Wits))
4 Biermann Avenue
Rosebank
Johannesburg, 2196
(PO Box 1746, Saxonwold, 2132)

Investment bank and sponsor

Nedbank Capital, a division of Nedbank Limited
(Registration number 1951/000009/06)
135 Rivonia Road
Sandown
Sandton, 2196
(PO Box 1144, Johannesburg, 2000)

Reporting accountants and auditors

Deloitte & Touche
Registered Auditors
The Woodlands
20 Woodlands Drive
Woodmead
Sandton, 2196
(Private Bag X6, Gallo Manor, 2052)

Transfer secretaries

Computershare Investor Services
(Proprietary) Limited
(Registration number 2004/003647/07)
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Legal advisers

Werksmans Incorporated
(Registration number 1990/007215/21)
155, 5th Street
Sandown
Sandton, 2196
(Private Bag 10015, Sandton, 2146)

TABLE OF CONTENTS

The definitions commencing on page 4 of this pre-listing statement have, where necessary, been used in the table of contents.

IMPORTANT DATES AND TIMES

The definitions commencing on page 4 of this pre-listing statement have, where necessary, been used in the important dates and times as set out below:

	2008
Circular posted to shareholders on	Monday, 25 February
Publication of declaration data pertaining to the unbundling and change of name on SENS on	Monday, 25 February
Publication of declaration data pertaining to the unbundling and change of name in the press on	Tuesday, 26 February
Forms of proxy to be received by 08:00 on	Friday, 14 March
General meeting of ElementOne shareholders to be held at 08:00 on	Tuesday, 18 March
Special resolutions in respect of the change of name and unbundling lodged for registration with the Registrar of Companies on	Tuesday, 18 March
Results of general meeting and finalisation information released on SENS on	Tuesday, 18 March
Results of general meeting and finalisation information published in the press on	Wednesday, 19 March
Last day to trade in ElementOne shares on the JSE in order to participate in the unbundling on	Friday, 28 March
Avusa shares allotted and issued to ElementOne, pursuant to the disposal and in anticipation of the unbundling, on	Friday, 28 March
Last day to trade under the old name "Avusa Limited" on	Friday, 28 March
ElementOne shares trade under the new name "ElementOne Limited" under the JSE share code "ELE", abbreviated name "Element1" and new ISIN code "ZAE000115887" from commencement of trading on	Monday, 31 March
ElementOne shares trade *ex*-entitlement to the Avusa distribution shares on	Monday, 31 March
Listing of Avusa from the commencement of business on	Monday, 31 March
Record date to participate in the unbundling on	Friday, 4 April
Record date for the change of name on	Friday, 4 April
Avusa share certificates posted, by registered post in South Africa, to certificated shareholders on or about	Monday, 7 April
Avusa dematerialised shareholders' accounts at their CSDP or broker credited with the Avusa distribution shares on	Monday, 7 April
New ElementOne share certificates reflecting the change of name posted, by registered post in South Africa, to certificated shareholders who have surrendered their documents of title on or before 12:00 on the record date (see note 5 below) on or about	Monday, 7 April
ElementOne dematerialised shareholders' accounts at their CSDP or broker updated with the new name on	Monday, 7 April
Announcement of apportionment of base cost for CGT purposes on	Tuesday, 8 April

Notes:

1. Any changes to the above dates and times will be released on SENS and published in the press.
2. All times given in this pre-listing statement are local times in South Africa.
3. Share certificates may not be dematerialised ore rematerialised between Monday, 31 March 2008 and Friday, 4 April 2008, both days inclusive.
4. This pre-listing statement is available in English only. Additional copies may be obtained from the company's registered office, the sponsor and the transfer secretaries, whose addresses are set out in the "Corporate information and advisers" section of this pre-listing statement, during normal business hours from Monday, 25 February 2008 to Tuesday, 18 March 2008.
5. Certificated shareholders who surrender their existing documents of title after 12:00 on the record date, will have their new share certificates, reflecting the change of name, mailed (within five business days of receipt of their surrendered documents) by the transfer secretaries, by registered post in South Africa, at the risk of the shareholders concerned.

In this document and its annexures, unless otherwise stated or the context otherwise indicates, the words and expressions in the first column shall have the meanings stated opposite them in the second column and words and expressions in the singular shall include the plural and *vice versa*, words importing natural persons shall include corporations and associations of persons and words and expressions denoting any gender shall include the other genders.

"articles"	the memorandum and articles of association of Avusa;
"Avusa" or "the company"	Avusa Limited (Registration number 2008/002461/06), a public company incorporated in South Africa on 1 February 2008, the shares of which are to be listed on the JSE;
"Avusa distribution shares" or "distribution shares"	103 821 159 Avusa shares to be distributed to ElementOne shareholders in terms of the unbundling, in the ratio of one Avusa share for every one ElementOne share held at the close of business on the record date;
"Avusa Entertainment"	Avusa Entertainment Limited, formerly Johnnic Entertainment Holdings Limited (Registration number 1936/008061/06), a company incorporated in South Africa;
"Avusa group" or "group"	Avusa, its subsidiaries and associated entities from time to time;
"Avusa Media Investments"	Avusa Media Investments (Proprietary) Limited, formerly Johncom Media Investments (2004) (Proprietary) Limited (Registration number 2005/010038/07), a company incorporated in South Africa;
"Avusa shareholders" or "shareholders"	holders of Avusa shares, from time to time;
"Avusa shares" or "shares"	ordinary shares having a par value of 0,1 cent each in the issued share capital of Avusa;
"BEE"	Black Economic Empowerment;
"certain liabilities"	liabilities of ElementOne which are to be assumed by Avusa as part of the consideration for the disposal, namely the inter-company loan by Avusa Entertainment to ElementOne of R1 213 808, the inter-company loan by Avusa Media Investments to ElementOne of R84 565 000 and ElementOne's liabilities in respect of unexercised incentives;
"certificated shareholders"	ElementOne shareholders who have not yet dematerialised their ElementOne shares and accordingly hold certificated shares;
"certificated shares"	Avusa or ElementOne shares which have not yet been dematerialised in terms of Strate, title to which is represented by a share certificate or other physical document of title;
"CGT"	Capital Gains Tax levied in terms of section 26A and the 8th Schedule to the Income Tax Act;
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"Companies Act" or "the Act"	the Companies Act, 1973 (Act 61 of 1973), as amended;
"Computershare Investor Services" or "transfer secretaries"	Computershare Investor Services (Proprietary) Limited (Registration number 2004/003647/07), a company incorporated in South Africa, being the transfer secretaries of ElementOne;

"CSDP"	a Central Securities Depository Participant appointed by individual shareholders for purposes of and in regard to dematerialisation, in terms of the Custody and Administration of Securities Act, 1992 (Act 85 of 1992), as amended;
"dematerialisation"	the process whereby documents of title in a tangible form are dematerialised into an electronic record for the purposes of Strate;
"dematerialised own-name registered shareholders"	dematerialised shareholders whose dematerialised shares are registered in their own names;
"dematerialised shares"	Avusa or ElementOne shares that have been incorporated into the Strate system and which are held on Avusa's or ElementOne's sub-registers of members in electronic form in terms of the Custody and Administration of Securities Act, 1992 (Act 85 of 1992), as amended;
"dematerialised shareholders"	shareholders who have replaced their documents of title with dematerialised shares;
"directors" or "Avusa directors" or "Avusa board"	directors of Avusa, whose names appear on page 7 of this pre-listing statement;
"disposal"	the disposal by ElementOne of its operating media and entertainment assets to its wholly-owned subsidiary, Avusa, immediately prior to the listing, in terms of an assets-for-shares transaction in accordance with the provisions of section 42 of the Income Tax Act;
"disposal and unbundling agreement"	the Restructuring and Unbundling Framework Agreement, together with all of its annexures, dated 14 February 2008, entered into between, *inter alia*, ElementOne and Avusa, which agreement gives effect to the disposal and unbundling as detailed in the paragraphs 2 and 3, respectively;
"disposal date"	Friday, 28 March 2008 or such later date as Avusa and ElementOne may agree;
"documents of title"	share certificates, certified transfer deeds, balance receipts or any other documents of title pertaining to Avusa or ElementOne shares;
"ElementOne"	Avusa Limited (Registration number 1889/000352/06), formerly Johnnic Communications Limited, to be renamed ElementOne Limited, a public company incorporated in South Africa, the shares of which are listed on the JSE;
"ElementOne circular"	the circular, dated 25 February 2008, to ElementOne shareholders, which is enclosed in the envelope together with this pre-listing statement;
"ElementOne directors" or "ElementOne board"	the board of directors of ElementOne;
"ElementOne group"	ElementOne, its subsidiaries and associated entities from time to time;
"ElementOne shareholders"	holders of ElementOne shares, from time to time;
"ElementOne shares"	ordinary shares having a nominal value of 10 cents each in the issued share capital of ElementOne;
"Exchange Control Regulations"	the Exchange Control Regulations, 1961, as amended, promulgated in terms of section 9 of the Currency and Exchanges Act, 1933 (Act 9 of 1933), as amended;
"general meeting"	the general meeting of ElementOne shareholders, convened by the notice of general meeting contained in the ElementOne circular, which is enclosed in the envelope together with this pre-listing statement, to be held in the Auditorium, Ground Floor, 4 Biermann Avenue, Rosebank, Johannesburg on Tuesday, 18 March 2008 at 08:00, or any adjournment thereof, for the purpose of, *inter alia*, considering, and, if deemed appropriate, passing the resolutions necessary to implement the listing and subsequent unbundling of Avusa;

"hedging instrument"	the hedging instrument to be acquired by ElementOne by the disposal date in order to hedge the exposure towards participants in the ElementOne share incentive schemes in respect of unexercised incentives;
"Income Tax Act"	the Income Tax Act, 1962 (Act 58 of 1962), as amended;
"JSE"	JSE Limited (Registration number 2005/022939/06) a public company incorporated in South Africa, the shares of which are listed on the JSE, and licensed as an exchange in terms of the Securities Services Act, 2004 (Act 36 of 2004);
"last practicable date"	the last practicable date prior to the finalisation of this pre-listing statement, being Friday, 15 February 2007;
"listing"	the listing of the Avusa distribution shares on the JSE;
"Listings Requirements"	the JSE Listings Requirements, as amended from time to time;
"NAV"	net asset value;
"operating media and entertainment assets"	ElementOne's shares in and claims against the following wholly-owned subsidiaries of ElementOne, namely, Avusa Media Limited (Registration number 1952/003139/06), Avusa Retail Limited (Registration number 1903/002033/06), New Holland Publishing (Proprietary) Limited (Registration number 1965/009684/07), Avusa Entertainment Limited (Registration number 1936/008061/06), Avusa Africa Mediatainment (Proprietary) Limited (Registration number 2001/002522/07), Gallo Africa Limited (Registration number 1926/008507/06), Avusa Management Services (Proprietary) Limited (Registration number 1959/004423/07), Advowson Investments (Proprietary) Limited (Registration number 1976/000150/07) and Avusa Group Services (Proprietary) Limited (Registration number 1936/008210/07), as well as ElementOne's rights and entitlements in respect of the hedging instrument;
"Rand"	South African Rand, the official currency of South Africa;
"record date"	Friday, 4 April 2008, the last date on which a shareholder must be recorded in the register in order to participate in the unbundling;
"register"	the register of members of ElementOne;
"resolutions"	the special and ordinary resolutions as contained in the notice convening the general meeting of ElementOne shareholders forming part of the ElementOne circular;
"SENS"	Securities Exchange News Service of the JSE;
"South Africa"	the Republic of South Africa;
"STC"	Secondary Tax on Companies levied in terms of section 64B of the Income Tax Act;
"Strate"	Strate Limited (Registration number 1998/022242/06), a public company incorporated in South Africa, and the electronic clearing and settlement system used by the JSE to settle trades;
"suspensive condition"	the suspensive condition set out in paragraph 3.3 of this pre-listing statement which is required to be fulfilled for the implementation of the unbundling;
"this pre-listing statement" or "this document"	this bound document, dated 25 February 2008, and the annexures attached hereto, prepared in compliance with the Listings Requirements;
"unbundling"	the distribution *in specie* by ElementOne of its entire holding of Avusa shares to ElementOne shareholders who are recorded in the register on the record date, in terms of section 46 of the Income Tax Act by way a reduction in reserves of ElementOne in terms of section 90 of the Companies Act;
"USA"	United States of America; and
"VAT"	Value Added Tax payable in terms of the Value Added Tax Act, 1991 (Act 91 of 1991), as amended.

Avusa Limited

(Formerly Avusa Opco Holdings Limited)
(Incorporated in the Republic of South Africa)
(Registration number 2008/002461/06)
Share code: AVU ISIN: ZAE000115895

Directors

M E Ramano*+ *(Chairperson)*
P C Desai *(Group chief executive officer)*
H Benatar *(Chief financial officer)*
M D Brand*+
L M Machaba-Abiodun*+
T R A Oliphant*+
T A Wixley*+

* *Non-executive*
+ *Independent*

PRE-LISTING STATEMENT

1. INTRODUCTION

On 11 April 2007 it was announced on SENS that, subject to shareholder and regulatory approval, the board of directors of ElementOne intended to unlock further shareholder value through separating the businesses of ElementOne into two listed entities by the formation of Avusa, a new wholly-owned subsidiary of ElementOne, which would acquire and hold all of ElementOne's operating media and entertainment assets. Avusa's shares would then be listed on the JSE and unbundled to ElementOne's shareholders.

The JSE has agreed to the listing of Avusa in the Consumer Services – Publishing sector of the JSE list under the abbreviated name "Avusa", with effect from the commencement of business on Monday, 31 March 2008.

This pre-listing statement has been prepared on the basis that the resolutions are passed and the disposal implemented.

The purpose of this pre-listing statement is to provide information on Avusa.

2. THE DISPOSAL

Rationale for and terms of the disposal

In order to give effect to the listing and unbundling, ElementOne will, immediately prior to the listing and unbundling and on the disposal date, and subject to the suspensive condition, dispose of its operating media and entertainment assets to Avusa, in terms of an assets-for-shares transaction in accordance with the provisions of section 42 of the Income Tax Act.

The consideration for the disposal will be satisfied by the allotment and issue by Avusa to ElementOne of 103 821 152 new Avusa shares and the assumption by Avusa of certain liabilities as defined. The net book value of the operating media and entertainment assets being disposed of by ElementOne at 28 March 2008 is approximately R1 billion.

The disposal consideration will be settled by Avusa on the disposal date, subject to the fulfilment of the suspensive condition.

3. THE UNBUNDLING

3.1 Background to and rationale for the unbundling

The board of directors of ElementOne is of the opinion that the separate listing of its operating media and entertainment assets will facilitate the unlocking of shareholder value. It will also enable the management of Avusa to focus on the core operations of the business with a view to enabling Avusa to enhance its position as a significant integrated media and entertainment company.

Avusa is well-positioned for further growth and value creation as an integrated media and entertainment group with an exciting platform from which to pursue both organic and acquisitive growth opportunities.

The unbundling will allow investors to attribute appropriate individual share price ratings to ElementOne and Avusa, aligned to the specific dynamics of the respective companies.

3.2 Details of the unbundling

Subject to the fulfilment of the suspensive condition, ElementOne will distribute the Avusa distribution shares to its shareholders by way of a distribution *in specie* and a reduction in ElementOne's reserves in terms of section 90 of the Companies Act and section 46 of the Income Tax Act.

ElementOne shareholders will receive one Avusa share for every one ElementOne share held on the record date.

3.3 Suspensive condition

The listing and subsequent unbundling of Avusa is subject to the passing, at the general meeting, of all of the resolutions.

4. INFORMATION RELATING TO AVUSA

4.1 Incorporation

Avusa was incorporated in South Africa as a public company on 1 February 2008.

4.2 Background

Avusa was formed as a new wholly-owned subsidiary of ElementOne to acquire and hold all of ElementOne's directly-held operating media and entertainment assets.

The operating media and entertainment assets have traded in the subsidiaries listed in paragraph 4.3 below for over ten years.

4.3 Group organogram and nature of business

Following the disposal of the operating media and entertainment assets by ElementOne to Avusa the group structure will be as follows:


Avusa Limited
100%
Avusa Media Limited
100%
Avusa Retail Limited
100%
New Holland Publishing (Proprietary) Limited
100%
Avusa Entertainment Limited
100%
Avusa Africa Mediatainment (Proprietary) Limited
100%
Gallo Africa Limited
100%
Avusa Management Services (Proprietary) Limited

Avusa's business consists of the following business units:

- Media;
- Entertainment;
- Retail;
- Books and Maps; and
- Music and Manufacturing.

Further details on these business units are presented below:

Media

Media comprises more than 20 national, regional and community newspapers, over 25 magazines in consumer, business and specialist fields, as well as digital and broadcast enterprises. The business unit is home to the Sunday Times, The Times, Sowetan, Sunday World, Business Day, Financial Mail, Daily Dispatch and The Herald. Magazine brands include SA Home Owner, Longevity, Elle, Elle Decoration and Soccer Life. The digital and broadcast enterprises include I-Net Bridge, Career Junction, Summit Television and Learning Channel.

Entertainment

The Entertainment business unit includes Nu Metro Theatres, Popcorn Cinema Advertising, Nu Metro Home Entertainment, Nu Metro Interactive and Nu Metro Distribution. Nu Metro Theatres operates cinema multiplexes in South Africa, and shows the latest releases from Hollywood, Bollywood and independent studios. Popcorn Cinema Advertising is Nu Metro's cinema advertising sales division. Home Entertainment markets and distributes primarily DVD product into the rental and retail trade and holds prestigious distribution licences for 20th Century Fox, Disney, Warner, the BBC, Universal and various independent studios. Nu Metro Interactive distributes interactive games into the South African market. Nu Metro Distribution is responsible for film distribution in the South African market.

Retail

Retail consists of Exclusive Books, Van Schaik Bookstores and the Africa business. Exclusive Books is South Africa's leading book retailer, with 46 stores in upmarket shopping centres and at major South African airports. Van Schaik is a national chain of 44 academic bookstores.

The Africa business unit houses the group's initiatives in Kenya and Nigeria. It owns the Business Day newspaper in Nigeria and operates cineplexes and media stores. Compact Disc Technologies Nigeria has two moulding lines for the manufacture of VCD and CD product to meet local and export demand.

Books and Maps

Struik Publishing has five major publishing imprints: Struik, Struik Christian Books, Zebra, Oshun and Two Dogs. Books and Maps also includes South Africa's largest trade book distributor and warehousing facility, Booksite Afrika. Map Studio is the biggest compiler and publisher of maps on the African continent, while MAPIT is at the forefront of digital mapping, and services fleet and logistics managers, satellite navigation providers, and vehicle and asset trackers. Books and Maps also has operations in the United Kingdom, Australia and New Zealand.

Music and Manufacturing

The Gallo Music Group, custodian of an archive of more than 80 years of South African music, is a leading producer, publisher and distributor of recorded music. The Music business unit holds a 40% interest in Warner Music Gallo Africa, a company which has the exclusive South African rights to Warner Music's international repertoire.

CDT, the foremost manufacturer of CD and DVD product in Africa, maintains state-of-the-art equipment and systems which have been internationally recognised.

4.4 Group structure

(after disposal by ElementOne to Avusa of operating media and entertainment assets)

Avusa Limited

Operating media and entertainment assets comprising:

- Media
- Entertainment
- Retail
- Books and Maps
- Music and Manufacturing

4.5 Government imposed laws in industry

Save for the rules of the Independent Communication Authority of South Africa, there are currently no other specific laws imposed by Government which protect or encourage investment in the media industry.

4.6 Material changes

There have been no material changes in the nature of Avusa's business operations in the last five years.

Prior to the unbundling, Avusa was a wholly-owned subsidiary of ElementOne and, post the unbundling, Avusa will have no controlling shareholder.

4.7 Business strategy

Avusa will follow an evolutionary business strategy to strengthen its competitive position for the future by delivering innovative, quality media and entertainment content to its many consumers through convenient distribution channels.

As Avusa develops its digital strategy, it will replicate its established standards and processes for ensuring quality content to build the same reputation as a trusted source in digital media as is currently enjoyed by its print publications.

4.8 Employees

4.8.1 Employment equity

Avusa's employment equity programme is aimed at increasing the participation of previously disadvantaged individuals at all levels of the organisation.

4.8.2 Staff training

To respond appropriately to the challenges of attraction and retention of niche skills, customisation of training and development is a necessity. A number of training methodologies are applied pro-actively and re-actively to enhance competency levels, and to ensure the competitiveness of talent across business units. Measurement tools are in place to ensure that there is evidence of return on investment from training.

4.8.3 Corporate values and code of conduct

Corporate values are aimed at building and maintaining a culture which promotes teamwork, commitment, creative thinking and open and honest communication. Professionalism, integrity and an uncompromising attitude to business ethics of the highest standard are the hallmarks of the company's code of conduct.

The executive committee is tasked with the responsibility of reviewing Avusa's safety, health and environmental policy and adapting it to the specific needs and requirements of Avusa's operations. Management throughout the company is committed to excellence and accident-free performance.

4.9 Future prospects

The markets in which Avusa operates are currently experiencing economic cycle changes.

The company, however, has young, talented executives and employees, supported by strong brands and an array of established and new businesses, all ready to deliver the next phase of value growth.

Avusa is well-positioned for further value creation as an integrated media and entertainment group with an exciting platform from which to pursue both organic and acquisitive growth opportunities.

4.10 Financial Information

4.10.1 The reviewed historical financial information of Avusa for the six months ended 30 September 2007 is set out in Annexure 1 to this pre-listing statement.

4.10.2 The audited and reviewed historical financial information of Avusa for the years ended 31 March 2007, 31 March 2006 and 31 March 2005 is set out in Annexure 2 to this pre-listing statement.

4.10.3 The independent reporting accountants' report on the historical financial information of Avusa is set out in Annexure 3 to this pre-listing statement.

The relevant financial information extracted from year-end financial statements is the responsibility of the Avusa directors.

5. DIRECTORS AND MANAGEMENT

5.1 Directors and management

The names, ages, qualifications, nationalities, business addresses, occupations and brief *curriculum vitae* of the directors of Avusa are set out below:

Name, age qualifications and nationality	Business address	Occupation
Mashudu Elias Ramano (54)*+ (South African)	94 Jan Smuts Avenue Saxonwold, 2196	Independent non-executive chairperson of the Avusa board
Prakash Chandra Desai (53) BCom, BCompt (Hons), CA(SA) (South African)	4 Biermann Avenue Rosebank, 2196	Group chief executive officer of Avusa
Howard Benatar (42) BCom, BAcc, CA(SA) (South African)	4 Biermann Avenue Rosebank, 2196	Chief financial officer of Avusa
Martin Dods Brand (64)*+ (South African)	13 Bridlewood Welgelee Road Constantia, 7806	Independent non-executive director of Avusa
Laura Mokgadi Machaba-Abiodun (47)*+ BCom (Law), H Dip Ed (post-graduate), MBA, MA, OCM (Harvard) (South African)	225 Bell Drive Noordheuwel Krugersdorp, 1756	Independent non-executive director of Avusa
Tommy Richard Alpheus Oliphant (62)*+ MAP (South African)	5 Spreeu Road Sunward Park Boksburg, 1459	Independent non-executive director of Avusa
Thomas Alexander Wixley (67)*+ BCom, CA(SA) (South African)	316a Killarney Mall Riviera Road Killarney, 2041	Independent non-executive director of Avusa

* *Non-executive*
\+ *Independent*

5.1.1 *Mashudu Elias Ramano*

Mashudu is the chairperson of Avusa, and is also the chairperson of African Legend Investments Limited, a director of companies, an entrepreneur and chairperson of the University of Venda Foundation.

5.1.2 *Prakash Chandra Desai*

Prakash is the group chief executive officer of Avusa. Previously, he served as acting group chief executive officer of ElementOne from 19 September 2006 and as group chief executive officer from 30 March 2007. His previous positions in ElementOne were deputy group chief executive officer and group finance and operations director. Prior to that, he was the group finance and operations director of Avusa Publishing Limited. Prakash is also a member of the Wits Health Consortium and a governor on the board of the University of Venda Foundation.

5.1.3 *Howard Benatar*

Howard is the chief financial officer of Avusa. Prior to that he was the chief financial officer of ElementOne. Howard joined Avusa Publishing Limited as finance director in September 2002 and, following the group restructuring in July 2003, was appointed group executive: finance and administration of ElementOne. Effective April 2005, he was appointed ElementOne's chief financial officer.

5.1.4 *Martin Dods Brand*

Dods is an independent non-executive director of Avusa. He was a career retailer from 1963 until his retirement in 1998, at which time he was the chief executive of JSE-listed Moregro (Morkels Retail Group Limited). He is the chairperson and majority shareholder of P.O.S.S.E. Management Group (Proprietary) Limited and its associated investment holding and management consulting companies. He has served on the boards of a number of local and international public companies and is currently a director of Massmart Holdings Limited and other private companies.

5.1.5 *Laura Mokgadi Machaba-Abiodun*

Laura is an independent non-executive director of Avusa. She is the chairperson and managing director of the management consultancy firm AMC International Group. She began her career in the Department of Finance as an assistant accountant, followed by four years at Shell Oil as a marketing executive. Laura has over 13 years' experience in the USA in both the private and public sectors, and has contributed to the books *Why the Bottom Line Isn't* by Dave Ulrich and *The Capable Company* by Richard Lunch. She serves on the faculty of Duke Corporate Education which is linked to Duke University, USA. Laura is also the chairperson and a partner at Protect A Partner, an auditing and accounting firm

5.1.6 *Tommy Richard Alpheus Oliphant*

Tommy is an independent non-executive director of Avusa. He spent 24 years at the Metal and Electrical Workers Union of South Africa, latterly as general secretary. He joined Fedsure Life in 1995 as national sales manager. In 2002 he was appointed chairperson of Aventura Resorts and in 2005 he resigned. In 2006 he was elected chairperson of Bonitas Medical Fund. Other directorships include LA Group Limited and African Legend Investments Limited. He is also a former chairperson of Airports Company South Africa.

5.1.7 *Thomas Alexander Wixley*

Tom is an independent non-executive director of Avusa, a former chairperson of Ernst & Young, co-author of *Corporate Governance*, with Professor Everingham, and a member of various professional committees. He is a member of the following boards: African Life Assurance Company Limited, Anglo Platinum Limited (deputy chairperson), Clover Industries Limited, New Corpcapital Limited (chairperson) and Sasol Limited.

In terms of Avusa's articles, shareholders may propose directors for election at the company's annual general meeting.

It is envisaged by Avusa and the Mvelaphanda Group that the Mvelaphanda Group will nominate three directors for co-option on to the board once it has acquired the interest (as noted in paragraph 7.2) in Avusa. The appointment of these directors will be ratified by shareholders at the company's first annual general meeting.

5.2 Appointment and qualifications of the directors of Avusa

The relevant provisions of the articles of association governing the appointment, qualification, remuneration, participation in decisions relating to their remuneration, terms of office, borrowing powers and procedure for appointment of the directors of Avusa are set out in Annexure 6(a) to this pre-listing statement.

In terms of the Listings Requirements, none of the following clauses apply to any of the directors listed in paragraph 5.1 above:

- bankruptcies, insolvencies or individual voluntary compromise arrangements, receiverships, compulsory liquidations, creditor voluntary liquidations, administrations, company voluntary arrangement or any compromise arrangement with creditors generally or any class of creditors of any company where such person is or was a director with an executive function of such company at the time of or within the 12 months preceding such event(s);
- compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where such person is or was a partner at the time of or within the 12 months preceding such event(s);
- receivership of any asset(s) of such person or of a partnership of which the person is or was a partner at the time of or within 12 months preceding such event;
- public criticism by statutory or regulatory authorities, or disqualification by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company or any offence involving dishonesty, except for the fact that during 1988, Tom Wixley was the subject of public criticism by the Public Accountants and Auditors Board in his capacity as chairman and senior partner of Arthur Young & Company, an auditing firm. This criticism was levelled at the firm for contravening the professional rules which, at the time, prohibited advertising. The view of the Avusa board is that this criticism does not in any way impact the qualities of, nor disqualify, Mr Wixley as a director of Avusa; or
- any offence involving dishonesty, fraud or embezzlement.

All of the above directors have submitted duly completed directors' declarations in compliance with Schedule 21 of the Listings Requirements.

5.3 Terms of office of directors

The company will have two executive directors, the group chief executive officer ("CEO") and the chief financial officer ("CFO"). The CEO and CFO are currently in the employ of ElementOne. Their contracts of employment will be assigned to Avusa on the disposal date of 28 March 2008 in terms of the assignment agreements detailed in 5.3.3 below.

5.3.1 The CEO's current employment contract is summarised as follows:

The CEO has a three-year fixed-term service contract which commenced on his appointment as CEO of ElementOne on 30 March 2007. If the contract is not extended, and consequently terminates on expiry, the CEO shall be entitled to an amount equal to the total annual remuneration earned by him at that time. Furthermore, the CEO's unvested share incentives shall vest ("the severance package").

In the instance of a change of control of the employer or termination based on the company's operational requirements, either the CEO or the employer may terminate the agreement by delivering six months' written notice to that effect to the other party at any time during the period commencing on the date of the change of control and expiring six calendar months thereafter, in which instance the agreement terminates upon the expiry of the six months' notice period. The CEO shall be entitled to the severance package and the remuneration to which he would have been entitled in respect of the unexpired portion of the contract.

No provision is made for restraint of trade payments.

5.3.2 The CFO's current employment contract is summarised as follows:

The CFO has a retirement age of 62.

If the CFO's employment is terminated based on the company's operational requirements he shall be entitled to the payment of a severance package equal to the greater of (i) one year's total cost-to-company remuneration and (ii) two weeks' total cost-to-company remuneration for every completed year of service; plus all accumulated annual leave, payment *in lieu* of three months' notice and a *pro rata* performance bonus based on the company's year-to-date financial results and targets at the

date of termination of employment. The same severance package is available to the executive if a change of control occurs in relation to the employer. Furthermore, under the circumstances mentioned above, the CFO's unvested share incentives shall vest.

No provision is made for restraint of trade payments.

5.3.3 The current employment contracts of the CEO and the CFO will be assigned from ElementOne to Avusa on the disposal date of 28 March 2008 on the following terms and conditions:

5.3.3.1 The CEO's fixed-term contract will be assigned on its current terms and conditions, save that Avusa has undertaken, in terms of the assignment agreement, to revise, by 30 April 2008, the existing employment terms to provide for a longer contract term and a revised remuneration package benchmarked to the longer term.

5.3.3.2 The CFO's employment contract will be assigned with its current terms and conditions unchanged.

5.3.4 Executive remuneration and entitlements to share incentives will be determined by the company's remuneration committee.

5.3.5 There are no fees paid or accrued as payable to a third party in lieu of directors' fees.

5.4 Directors' emoluments and benefits

Details of Avusa directors' emoluments and benefits received from ElementOne (whilst in the employ of ElementOne) for the year ended 31 March 2007 are set out below:

Executive directors

Director	Salary R'000	Retirement benefits R'000	Medical benefits R'000	Other benefits R'000	Incentive bonus R'000	Total R'000
H Benatar	893	103	8	–	720	1 724
P C Desai	1 740	200	43	115	2 376	4 474
Total	**2 633**	**303**	**51**	**115**	**3 096**	**6 198**

- Other benefits include travel allowances.
- The incentive bonus is earned in respect of the prior year.
- The executive directors do not receive fees as directors.

Non-executive directors

Director	Directors' fees R'000	Special services fees R'000	Total R'000
M E Ramano	603	130	733
M D Brand	123	–	123
T R A Oliphant	250	–	250
T A Wixley	508	–	508
Total	**1 484**	**130**	**1 614**

5.5 Directors' powers

5.5.1 A summary of the provisions of the articles of Avusa with regard to:

- any power enabling a director to vote on a proposal, arrangement or contract in which he is materially interested;
- any power enabling the directors, in the absence of an independent quorum of the board of directors, to vote on remuneration, including pension or other benefits to themselves or any members of the board;
- borrowing powers exercisable by the directors and how such borrowing powers can be varied;
- retirement or non-retirement of directors under an age limit,

is set out in Annexure 6(a) to this pre-listing statement.

5.5.2 A summary of the provisions of the articles of Avusa and its subsidiaries with regard to:

- qualification of directors;
- remuneration of directors;
- any power enabling the directors to vote remuneration to themselves or any members of their board,

is set out in Annexure 6(b) to this pre-listing statement.

5.6 Borrowing powers of Avusa and its subsidiaries

Details of the borrowing powers of Avusa, as extracted from the articles of association of Avusa, are set out in Annexure 6(a) to this pre-listing statement. Avusa and its subsidiaries have not exceeded their borrowing powers in the three years preceding the date of issue of this pre-listing statement.

There are no Exchange Control Regulations or other restrictions on the borrowing powers of Avusa and its subsidiaries.

5.7 Directors' interests in securities

Post the unbundling and based on information available at the last practicable date, the aggregate interests of directors in the ordinary share capital of Avusa are expected to be as follows:

	Beneficial	
	Direct	**Indirect**
M E Ramano	–	–
P C Desai	14 915	–
H Benatar	–	–
M D Brand	–	–
L M Machaba-Abiodun	–	–
T R A Oliphant	–	–
T A Wixley	4 000	–
Total	**18 915**	–

5.8 Company Secretary

The name, professional qualifications and business address of the company secretary are set out on the inside front cover of this pre-listing statement.

5.9 Directors' interests

No directors have had any beneficial interest in transactions effected by Avusa or its subsidiaries since the company's incorporation.

No directors have been paid any monies to induce them to become a director in the three years preceding the date of this pre-listing statement.

Save for in relation to the ElementOne share incentive schemes, as detailed in the ElementOne circular, no directors will benefit, directly or indirectly, as a consequence of the implementation of the listing and unbundling of Avusa. As referred to in paragraph 5.3 of this pre-listing statement, the remuneration receivable by the group chief executive officer may vary in consequence of the listing and unbundling of Avusa.

No loans have been made by Avusa to any director.

5.10 Promoters

There were no payments made to promoters within the three years prior to the last practicable date. There are no promoters' interests in the securities of Avusa.

5.11 Senior management

The following constitute the senior management of Avusa:

Michael William Robertson	Managing Director, Media
Fay Amanda Amaral	Managing Director, Entertainment
Dennis Trevor McGown-Withers (Fred Withers)	Managing Director, Retail
Brian Derek Wootton	Managing Director, Books and Maps
Ivor John Haarburger	Managing Director, Music
Mawethu Cawe	Human Resources and Transformation Executive
Hermanus Carel Trollip	Operations Executive
Lethiwe Motloung	Marketing Executive

6. SHARE CAPITAL AND SHARE PREMIUM

6.1 Share capital and share premium

The authorised and issued share capital and share premium of Avusa, at listing, will be as follows:

	R'million
Share capital	
Authorised	
1 000 000 000 ordinary shares of 0,1 cent each	1
Issued	
103 821 159 ordinary shares of 0,1 cent each	0,1
Share premium	1 000

The entire issued share capital of 103 821 159 shares has been unbundled to ElementOne shareholders. There are no shares held in treasury.

There are no unissued authorised shares of the company under the control of the Avusa directors.

There were no consolidations or sub-divisions of securities in the preceding three years.

There are no Avusa shares listed on any stock exchange other than the JSE.

Avusa has not issued any debentures.

6.2 Rights attaching to Avusa shares

All the authorised and issued Avusa shares are of the same class and rank *pari passu* in every respect, there being no preferential conversion or exchange rights. Any variation of rights attaching to such shares will require a special resolution of Avusa shareholders in general meeting. In accordance with the articles, at any general meeting, every Avusa shareholder present in person or by proxy (or if a body corporate, duly represented by an authorised representative) shall have one vote on a show of hands and on a poll every Avusa shareholder present in person or by proxy shall have one vote for each share of the class of which the Avusa shareholder is a holder.

A general meeting or the directors may declare dividends to any one or more classes of members from time to time registered as such at a date which shall be after the date of publication of the announcement of the declaration of the dividend provided that no greater dividend shall be declared by a general meeting than is recommended by the directors.

Extracts from the articles relating to the rights attaching to Avusa shares, dividends, profits or capital or any other rights are set out in Annexure 6(a) to this pre-listing statement.

6.3 Alterations to share capital

As a new company, Avusa and its subsidiaries were not involved in any issues or offers of securities in the three-year period preceding the unbundling, save for the issue of 7 shares to the subscribers to the memorandum of association, and 103 821 152 shares to ElementOne pursuant to the disposal and unbundling agreement.

6.4 Options/Preferential rights

Other than in terms of the ElementOne share incentive schemes, there are no contracts or arrangements in place giving options or preferential rights to any person to subscribe for any securities in Avusa or its subsidiaries.

6.5 Dividends and dividend policy

The Avusa directors intend to declare an annual dividend. The dividend policy will be reviewed by the Avusa directors from time to time in light of the then prevailing circumstances and cash requirements of Avusa. The Avusa board currently envisages that the dividend will be covered twice by earnings.

In accordance with the articles, the declaration of a dividend is at the discretion of the Avusa directors and dividends not claimed within three years of being payable will be forfeited in favour of the company.

7. SHAREHOLDING

7.1 Controlling shareholders

Avusa has been a wholly-owned subsidiary of ElementOne since 15 February 2008.

Following the unbundling, there will be no controlling shareholder.

7.2 Major shareholders

Immediately following the unbundling, ElementOne shareholders will hold Avusa shares in proportion to their shareholding in ElementOne. Consequently Avusa shareholders directly or indirectly beneficially interested in 5% or more of the issued share capital of Avusa (based on ElementOne's share register at the last practicable date and excluding Avusa and ElementOne directors), will, immediately after the unbundling, be as follows:

Name	Number of shares	Percentage held in ElementOne
Public Investment Corporation	10 515 133	10,1
Coronation Fund Managers	6 160 154	5,9
Investment Solutions Limited	5 502 229	5,3
Allan Gray Unit Trust Funds	5 400 978	5,2

Save as indicated above, the directors are not aware of the existence of any shareholder who beneficially owns 5% or more of the issued share capital of ElementOne, and hence of Avusa, based on the shareholdings according to the share register at the last practicable date.

In its SENS announcement dated 27 November 2007, Mvelaphanda Group Limited announced that it had concluded an agreement with Allan Gray Limited to acquire a 25,5% to 30,0% interest in Avusa after the unbundling.

As noted in paragraph 5.1, it is envisaged by Avusa and the Mvelaphanda Group that the Mvelaphanda Group will nominate three directors for co-option on to the board once it has acquired the abovementioned interest in Avusa. The appointment of the these directors will be ratified by shareholders at the company's first annual general meeting.

8. AVUSA SHARE INCENTIVE SCHEMES

The salient terms and conditions of the Avusa share incentive schemes are set out in Annexure 8 to this pre-listing statement.

9. PROPERTIES AND SECURITIES

9.1 Acquisitions

Since its incorporation, Avusa has not made any material acquisitions of securities in any other company, save for those in terms of the disposal and unbundling agreement.

9.2 Disposals

Since its incorporation, Avusa has not made any disposals of securities.

9.3 Principal immovable property

There are no principal immovable properties owned by Avusa.

9.4 Leasehold properties

The only principal leasehold property occupied by Avusa is its head office building situated at 4 Biermann Avenue, Rosebank, Johannesburg.

10. AVUSA SHAREHOLDER CONSIDERATIONS

10.1 Governing law

The listing and the unbundling will be governed by the laws of South Africa.

10.2 Offer not made where not legally permitted

The legality of the listing and the unbundling to persons resident in jurisdictions outside of South Africa may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about any applicable legal requirements, which they are obligated to observe. It is the responsibility of any such person wishing to participate in the listing and unbundling to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith.

In particular, the listing and the unbundling are not being made, directly or indirectly, in or into any jurisdiction where it is not legally permitted for the listing and unbundling to be made or accepted ("the affected jurisdictions") including, *inter alia*, USA, Canada, Australia, Japan and the Republic of Ireland.

10.3 Tax considerations

The summary hereunder is a general guide and is not intended to constitute a complete analysis of the tax consequences of the unbundling under South African tax law. It is not intended to be, nor should it be considered to be, legal or tax advice. ElementOne and Avusa shareholders should, therefore, consult their own tax advisers on the tax consequences to them of the unbundling, for which ElementOne and Avusa and their respective advisers will not be held responsible.

10.3.1 South African income tax and CGT considerations

As the unbundling is to be effected by way of a reduction of ElementOne's distributable reserves, it will constitute a dividend for purposes of the Income Tax Act and will qualify for exemption from normal tax in terms of section 10(1)(k)(i) of the Income Tax Act in the hands of shareholders.

The unbundling of the Avusa distribution shares by ElementOne will be effected in terms of section 46 of the Income Tax Act. Section 46 provides that:

10.3.1.1 Distribution of Avusa distribution shares by ElementOne

The distribution will be disregarded by ElementOne for the purposes of determining its taxable income or assessed loss.

10.3.1.2 Secondary Tax on Companies

The distribution of the Avusa distribution shares will be deemed not to be a dividend for STC purposes, both in the hands of ElementOne as well as any shareholder that is a company.

10.3.1.3 ElementOne shares held as trading stock

Any shareholder holding ElementOne shares as trading stock will be deemed to have acquired the Avusa distribution shares as trading stock and to have acquired both the ElementOne shares and Avusa distribution shares at a combined amount equal to the original cost (as contemplated in section 11(a) or 22(1) or 22(2) of the Income Tax Act) of the ElementOne shares. This cost must be apportioned between the ElementOne shares and the Avusa distribution shares on a *pro rata* basis based on the respective market values of the ElementOne shares and the Avusa distribution shares at the end of the day after the distribution of the Avusa distribution shares, being Monday, 7 April 2008.

An announcement will be made on or about Tuesday, 8 April 2008, informing ElementOne shareholders of the ratio to be used in the apportionment of the cost between the

ElementOne shares and the Avusa distribution shares. This ratio must be used in the determination of any profits or losses derived on any future disposals of ElementOne shares or Avusa distribution shares.

ElementOne shareholders will be deemed to have acquired the Avusa distribution shares on the date on which the ElementOne shares were originally acquired (other than for the purposes of determining whether the shares are "qualifying shares" as contemplated in section 9C of the Income Tax Act) and to have incurred the expenditure apportioned to the Avusa distribution shares on the date on which the expenditure was incurred in respect of the ElementOne shares.

10.3.1.4 ElementOne shares held as capital assets

Any disposals of shares held as capital assets by South African residents may give rise to a capital gain or loss that will be subject to CGT. Such a capital gain or loss is determined by deducting from the proceeds on disposal, the base cost of the share disposed of.

In the case of ElementOne shares acquired before 1 October 2001, the base cost may be determined as the sum of either the market value of the shares at that date, a value determined on the "time-apportionment" basis or the "20 per cent of proceeds method" and any qualifying expenditure incurred on or after 1 October 2001 (as contemplated in paragraph 20 of the Eighth Schedule to the Income Tax Act). The base cost of ElementOne shares acquired after 1 October 2001 is the sum of the expenditure actually incurred in respect of the acquisition of such shares and any other qualifying expenditure (as contemplated in paragraph 20 of the Eighth Schedule of the Income Tax Act).

Any shareholder holding ElementOne shares as capital assets will be deemed to have acquired the Avusa distribution shares as capital assets. Subsequent to the unbundling, shareholders must apportion the expenditure and market value at 1 October 2001 (being 14,31 per ElementOne share) attributable to the ElementOne shares between the ElementOne shares and the Avusa distribution shares on a *pro rata* basis based on the respective market values of the ElementOne shares and the Avusa distribution shares at the end of the day after the distribution of the Avusa distribution shares, being Monday, 7 April 2008.

An announcement will be made on or about Tuesday, 8 April 2008, informing ElementOne shareholders of the ratio to be used in the apportionment of the cost between the ElementOne shares and the Avusa distribution shares. This ratio must be used in the determination of the capital gain or loss derived on any future disposals of ElementOne shares or Avusa distribution shares.

ElementOne shareholders will be deemed to have acquired the Avusa distribution shares on the date on which the ElementOne shares were originally acquired (other than for the purposes of determining whether the shares are "qualifying shares" as contemplated in section 9C of the Income Tax Act) and to have incurred the expenditure apportioned to the Avusa distribution shares on the date on which the expenditure was incurred in respect of the ElementOne shares.

10.3.2 Stamp duties or uncertificated securities tax

The registration of the Avusa distribution shares in the names of the ElementOne shareholders will be exempt from the payment of any stamp duties and uncertificated securities tax to the extent that the provisions of section 46 of the Income Tax Act apply to the distribution.

10.3.3 Exempt persons

The provisions of section 46 of the Income Tax Act will not apply to any unbundling of the Avusa distribution shares to a shareholder who is not subject to normal tax in South Africa or who is subject to such tax at a reduced rate as a result of the application of any agreement for the avoidance of double taxation and who either alone or together with any connected person in relation to that shareholder acquires 20 per cent or more of the Avusa distribution shares.

10.3.4 Non-resident shareholders

ElementOne shareholders who are non-resident in South Africa for tax purposes are advised to consult their professional advisers as regards the tax treatment of the unbundling of the Avusa distribution shares in light of the tax laws in their respective jurisdictions and any tax treaties between South Africa and their countries of residence.

10.4 Exchange Control considerations

The following guidelines are not a comprehensive statement of the Exchange Control Regulations and merely reflect Avusa's understanding of the regulations at the date of this document. Avusa shareholders who have any doubt as to the action they should take should consult their professional advisers.

In the case of Avusa shareholders whose registered addresses are outside the common monetary area, the following will apply in respect of the unbundling:

10.4.1 Emigrants from the common monetary area

New certificates issued to any emigrant Avusa shareholder in terms of the unbundling will be restrictively endorsed and deposited with the authorised dealer controlling such emigrant's blocked assets. In terms of the Exchange Control Regulations, such Avusa distribution shares are not freely transferable from the common monetary area. The CSDP or broker will ensure that all requirements of the Exchange Control Regulations are adhered to in respect of their clients falling into this category of investor, whether shares are held in dematerialised or certificated form.

10.4.2 All other non-residents of the common monetary area

Non-resident Avusa shareholders whose documents of title are endorsed "non-resident" will receive Avusa distribution shares similarly endorsed. The CSDP or broker will ensure that all requirements of the Exchange Control Regulations are adhered to in respect of their clients falling into this category of investor, whether shares are held in dematerialised or certificated form.

10.4.3 Avusa shareholders in other jurisdictions

The distribution of the Avusa distribution shares to shareholders who are resident in, or citizens or nationals of jurisdictions outside South Africa or custodians, nominees or trustees for residents in, or citizens or nationals of other countries may be prohibited or affected by the laws of the relevant jurisdictions. Such persons should acquaint themselves with and observe any applicable legal requirements.

11. BLACK ECONOMIC EMPOWERMENT AND CORPORATE SOCIAL INVESTMENT

Avusa views the successful implementation of broad-based BEE as a fundamental prerequisite for the long-term development and stability of its business and the South African economy and intends introducing a transaction that will approximate 10% of Avusa's issued share capital; 5% of such issued share capital will be held by members of management and the balance by qualifying staff members. The transaction will be facilitated by Avusa, utilising the financial assistance provisions in terms of the Corporate Laws Amendment Act. The pricing of the transaction will be calculated with reference to the Avusa share price, less an appropriate discount for the lock-in period imposed and market-related BEE discounts. The transaction will be subject to approval by shareholders.

Progressive employment policies and the setting of employment equity targets are integral components of the company's human resources function.

Avusa invests substantial amounts in corporate social investment initiatives with particular emphasis on education, training, skills development, literacy, women's empowerment and in assisting those impacted by life-threatening diseases via credible support structures.

Procurement practices and the outsourcing of services to previously disadvantaged persons are being investigated and will be instituted and monitored.

12. CORPORATE GOVERNANCE

Avusa is committed to the principles of openness, integrity and accountability in its dealings with all stakeholders and supports the code of corporate practices and conduct as recommended by the King II report on corporate governance. Extracts of the corporate governance policies adopted by Avusa are set out in Annexure 5 to this pre-listing statement.

13. MATERIAL CHANGES

Up to the last practicable date, there has been no material change in the financial or trading position of Avusa or its subsidiaries since the six-month interim period ended 30 September 2007.

14. STATEMENT OF INDEBTEDNESS

14.1 Borrowing powers

Extracts from the articles reflecting the borrowing powers of the directors are set out in Annexure 6(a) to this pre-listing statement.

14.2 Borrowings

14.2.1 Material loans and leases

At 30 September 2007, the Avusa group had the following material loans:

Unsecured

Lender	Various banks in respect of overdrafts
Amount	R158 million
Salient terms	The bank overdrafts bear interest at floating market rates.
Lender	Avusa Communications West Africa outside shareholders
Amount	R42 million
Salient terms	The loans bear interest at 15% and have no fixed terms of repayment.
Lender	Various borrowings
Amount	R4 million
Salient terms	The loans are interest-free and have no fixed terms of repayment.

Secured

Lender	Diamond Bank Plc (Nigeria)
Amount	R10 million
Salient terms	The loan bears interest at 17%, is repayable in July 2009 and is secured over the assets of the Nigerian retail company.
Lender	Barclays Bank (Kenya)
Amount	R8 million
Salient terms	The loan bears interest at 12%, is repayable by June 2012 and is secured over the assets of the Kenyan retail company.
Lender	Charter House (Kenya)
Amount	R1 million
Salient terms	The loan bears interest at 12%, is repayable by March 2008 and is secured over the assets of the Kenyan retail company.
Lender	Various lenders in respect of hire purchase agreements
Amount	R36 million
Salient terms	Interest rates vary from prime less 3% to prime less 1,5% and repayment terms from three to five years and are secured by the underlying assets.
Lender	Various lenders in respect of finance leases
Amount	R5 million
Salient terms	Interest rates vary between 7,9% and 19,0%. The leases are repayable within three to five years and are secured by the underlying assets.

The company has adequate short-term borrowing facilities for its day-to-day trading requirements. In order to maintain an optimal capital structure, the directors will give consideration to the introduction of long-term borrowings in the short to medium term. None of the abovementioned loans contain any conversion or redemption rights.

14.2.2 Material inter-company financial and other transactions

Inter-group transactions consist of the sale of goods and services between entities, with the major transactions including the following:

- The media circulation and operations divisions provide services to various media operations including Sunday Times, Business Day, Financial Mail, Sowetan and Sunday World.
- Nelson Mandela Bay Printers provides printing services to the media operations in the Eastern Cape.

- New Holland Publishing sells books to Exclusive Books.
- Compact Disc Technologies manufactures product for Gallo Music and Nu Metro Home Entertainment.
- Nu Metro Distribution supplies product to Nu Metro Theatres and Monte Cinemas.

Details of the material inter-group loan balances at 30 September 2007 are set out in Annexure 9.

14.2.3 Contingent liabilities and capital commitments

Save for the leasehold property mentioned in paragraph 9.4 above, there are no material contingent liabilities, lease payments or capital commitments.

15. LOANS RECEIVABLE

Apart from the inter-group balances, there are no material loans receivable by Avusa or its subsidiaries.

16. SPECIAL ARRANGEMENTS

No special arrangements, undertakings or agreements have been made or entered into between Avusa, ElementOne or persons acting in concert with any of them, in relation to the unbundling or listing of Avusa, other than for the entering into of the disposal and unbundling agreement.

17. LITIGATION STATEMENT

As at the last practicable date, there were no legal or arbitration proceedings, including proceedings pending or threatened, of which the Avusa directors are aware, which may have or have had, during the 12 months preceding the date of this pre-listing statement, a material effect on the company and the group's financial position.

18. SIGNIFICANT CONTRACTS

Save for the disposal and unbundling agreement, there are no significant contracts entered into by Avusa or its subsidiaries, either verbally or in writing, that are or may be material or contain an obligation or settlement that is material, which have been entered into within the last two years, otherwise than in the ordinary course of business.

There are material royalty and licensing agreements in the Music business with Warner, and material licensing agreements in the Home Entertainment business with 20th Century Fox, Disney, Warner, the BBC and Universal.

19. EXPENSES RELATING TO THE LISTING AND UNBUNDLING

The following costs (excluding VAT) in relation to the listing and unbundling are expected to be incurred:

Description	**R**
Nedbank Capital (investment bank and sponsor)	2 250 000
Werksmans Inc (legal advisers)	500 000
Deloitte & Touche (independent reporting accountants and auditors)	180 000
JSE documentation fees	54 000
Computershare Investor Services (transfer secretaries)	78 000
Printing costs (including publication and distribution)	98 000
Total	**3 160 000**

These costs will be borne by ElementOne and are included in the R6 million costs advised in the ElementOne circular.

20. LISTING ON THE JSE

The JSE has agreed to the listing of the Avusa shares in the Consumer Services – Publishing sector of the JSE list under the abbreviated name "Avusa", with effect from the commencement of business on Monday, 31 March 2008.

21. WORKING CAPITAL STATEMENT

Having considered the possible effects of the listing and unbundling, the opinion of the directors is as follows:

21.1 Avusa and its subsidiaries will be able, in the ordinary course of business, to pay their debts as they become due in the ordinary course of business for a period of 12 months following the issue of this document;

21.2 the consolidated assets of Avusa and its subsidiaries are and will be in excess of their consolidated liabilities for a period of 12 months following the issue of this document, measured in accordance with the accounting policies used in the audited consolidated annual financial statements for the year ended 31 March 2007;

21.3 the share capital and consolidated reserves of Avusa and its subsidiaries will be adequate for a period of 12 months following the issue of this document; and

21.4 the working capital of Avusa and its subsidiaries will be adequate for a period of 12 months following the issue of this document.

22. DIRECTORS' RESPONSIBILITY STATEMENT

With respect to the information in this pre-listing statement, the directors, whose names are given in paragraph 5.1 above:

- have considered all statements of fact and opinion in this pre-listing statement;
- collectively and individually accept full responsibility for the accuracy of the information given;
- certify that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this pre-listing statement false or misleading;
- confirm that they have made all reasonable enquiries in this regard; and
- confirm that this pre-listing statement contains all information required by law and the Listings Requirements.

23. CONSENTS

The written consents of the investment bank and sponsor, the reporting accountants and auditors, the legal advisers and the transfer secretaries to act in the capacities stated, and to their names being stated in this pre-listing statement have been given and have not been withdrawn prior to the issue of this document.

24. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection by ElementOne shareholders during normal business hours at the registered office of the company from the date of this pre-listing statement up to and including Tuesday, 18 March 2008:

- a signed copy of this pre-listing statement;
- a copy of the ElementOne circular;
- the memorandum and articles of association of Avusa;
- executive directors' employment contracts;
- the Avusa share incentive schemes;
- the audited historical financial information of ElementOne for the years ended 31 March 2007, 31 March 2006 and 31 March 2005 and the reviewed interim results of ElementOne for the six months ended 30 September 2007;
- the signed independent reporting accountants' reports on the historical financial information of Avusa; and
- the signed disposal and unbundling agreement.

By order of the board

P C Desai
Group chief executive officer

Rosebank
25 February 2008

REVIEWED HISTORICAL FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

The historical financial information for the six months ended 30 September 2007 is set out below. This financial information has been reviewed by Deloitte & Touche, who have reported thereon without qualification. Copies of this financial information and Deloitte & Touche's report are available for inspection at Avusa's registered office.

1. OPERATIONAL REVIEW

Media

The Media division's performance was affected by a slowdown in advertising and increased printing and distribution costs. Compared to last year, when advertising revenues grew by 22%, growth in the half-year was restricted to single digits. Digital online initiatives and the recently launched titles, Weekender and The Times, had a R33 million (2006: R7 million) impact on profits.

The Times, our new daily newspaper, enjoyed immediate acceptance among readers. It is receiving increasing advertising support.

The Sunday Times, which enjoyed strong readership growth, also increased its subscriber base by 20 000 since the launch of The Times in June. The Sowetan and Sunday World both posted solid circulation and readership increases.

Our Eastern Cape titles, which recorded outstanding profit growth last year, delivered marginally less profit.

The digital businesses continued to grow rapidly. I-Net Bridge and Career Junction both increased profits by over 50%. On 2 April, Johncom acquired a further 25% of Career Junction for R54 million cash, increasing its holding to 85%. The remaining 15% was purchased effective 1 November for R32 million cash.

The magazine business delivered a strong performance, with profits ahead of the corresponding period last year.

Business Day and Financial Mail improved their profits. The Weekender's circulation passed the 10 000 mark.

Summit TV's viewership shows continued growth despite the entrance of new competitors.

Retail

Revenue at Exclusive Books was up 21%, with same-store revenue growing by 18%. Three stores were opened, including one in Soweto's new Maponya Mall.

The launch by Nu Metro Theatres of a simple, transparent ticket price in July has improved the average ticket price for the business.

Although the termination in mid-September of the loyalty programme run with Edgars Club has not had a significant effect on the business, its impact will continue to be monitored over a longer period.

The programme to update sites to a stylish, contemporary look continues, with the Canal Walk revamp nearing completion.

Our cinema advertising business, Popcorn Advertising, is extending its reach and bringing new advertisers to cinemas.

Books and Maps

Strong performances from the South African businesses were offset by poor results from the overseas operations.

Local publishing remained robust, although there are now indications of a slowdown in the local market. MapIT, the digital mapping business, doubled revenues and profits, driven by spectacular growth in the satellite navigation device market, and demand for mapping applications on mobile phones.

International results were significantly affected by poor trading in the United Kingdom as a result of a soft retail book market.

Home Entertainment

Home Entertainment had a solid start to the year, with strong content releases. Strategic benefits are flowing from expansion into new retail footprints in developmental nodes.

The division, which represents 20th Century Fox, the BBC, Walt Disney Pictures, Warner Brothers and Universal International Pictures, has renewed all key licences and continues to earn accolades for its performance on behalf of the studios it represents. In September, Nu Metro Home Entertainment again won an award for best licensee from Walt Disney Pictures.

The recently-acquired Universal licence is performing well.

Nu Metro Interactive has signed two publishers, Eidos and Sega, for interactive game representation in South Africa and currently has a 10% share of the gaming market.

Africa

The rationalisation of operations in the Africa division during the period, including closing the division's South African head office, has contributed to improved financial results. Losses, albeit at reducing levels, are forecast for the short to medium term.

Music

In line with the music industry trend internationally, Gallo Music's earnings were disappointing. The digital business is still in its infancy and revenues need to gain momentum. The second half of the financial year, traditionally the key sales period for the business, is expected to include improved product.

Distribution, Manufacturing and Support Services

Compact Disc Technologies ("CDT") further enhanced its manufacturing capacity and turnaround times to customers by commissioning new capital equipment, including a moulding line, mastering suite, printing machine and packing machine. CDT remains the South African leader in CD and DVD manufacturing.

Entertainment Logistic Services continues to be the front-runner for warehousing and distributing CD and DVD product.

Nu Metro Distribution released blockbuster product into the market.

2. INTRODUCTION

On 11 April 2007, ElementOne announced its intention to unlock further shareholder value and introduce broad-based BEE ownership through the separation of its businesses into two listed entities by the formation of a new wholly-owned subsidiary which would acquire and hold its directly-held operating media and entertainment assets.

Avusa, the new subsidiary referred to above, was incorporated on 1 February 2008.

Subject to ElementOne shareholder approval, Avusa will acquire ElementOne's operating media and entertainment assets in exchange for shares to be allotted and issued by Avusa.

3. BASIS OF PREPARATION

The financial information which follows has been prepared on a carve-out basis from the historical financial statements of ElementOne, and represents the financial information in respect of the following media and entertainment assets which operated as business units within ElementOne:

- Media;
- Entertainment;
- Retail;
- Books and Maps; and
- Music and Manufacturing.

All financial information in respect of ElementOne's interests in Electronic Media Network Limited ("M-Net"), SuperSport International Holdings Limited ("SuperSport"), Caxton and CTP Publishers and Printers Limited ("Caxton"), and MTN Group Limited ("MTN") has been excluded. The financial information also excludes all share-based payment charges and related provisions. The financial information presented includes the historical corporate costs of ElementOne, but excludes the net finance income earned by ElementOne.

Normal consolidation adjustments have been made in respect of transactions between the various components of the group.

The figures presented for the six months ended 30 September 2007 are not identical to the "Unbundling *pro forma* adjustments" column, as reflected in the ElementOne circular, which document was posted together with this pre-listing statement, due to the following reasons:

- the operating costs in the pre-listing statement include head office costs equivalent to the historical corporate costs of ElementOne. These costs, however, are not included in the "Unbundling *pro forma* adjustments" column;
- as mentioned above, the figures presented in this annexure exclude share-based payment charges and related provisions, while the figures in the ElementOne circular do not exclude share-based payment charges and provisions; and
- the revenue and cost of sales figures in the ElementOne circular are adjusted for inter-group transactions. These transactions are not inter-group adjustments for Avusa.

While the directors believe that the assumptions underlying the financial statements are reasonable, the financial statements may not necessarily reflect the financial position, results of operations and/or cash flows that would have been achieved had the group actually operated as a stand-alone entity during the periods presented.

4. DIRECTORS' RESPONSIBILITY STATEMENT

The directors of Avusa are responsible for the maintenance of adequate accounting records and the preparation and integrity of the financial statements and related information. The financial information has been prepared in accordance with International Financial Reporting Standards.

The directors are also responsible for the systems of internal control. These controls are designed to provide reasonable but not absolute assurance as to the reliability of the financial statements, and to adequately safeguard, verify and maintain accountability of assets, and to prevent and detect material misstatement and loss. The systems are implemented and monitored by suitably trained personnel with an appropriate segregation of authority and duties. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the periods under review.

The financial statements are prepared on the going concern basis. Nothing has come to the attention of the directors to indicate that the company will not remain a going concern for the foreseeable future.

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

	Reviewed 30 September 2007 R'm	2006 R'm
Revenue	**2 165**	**1 884**
Cost of sales	(1 263)	(1 115)
Gross profit	**902**	**769**
Operating expenses	(729)	(616)
Operating costs	(683)	(570)
Depreciation and amortisation	(46)	(41)
Goodwill impairment	–	(5)
Profit from operations before exceptional items	173	153
Exceptional items	–	6
Profit from operations	173	159
Net finance income	1	2
Finance income	17	13
Finance costs	(16)	(11)
Share of profits of associates	2	3
Profit before taxation	176	164
Taxation	(79)	(64)
Profit for period	97	100
Attributable to:		
Avusa shareholders	91	94
Minority interest	6	6
	97	100

CONSOLIDATED SEGMENTAL RESULTS
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

	Reviewed 30 September 2007 R'm	2006 R'm
Revenue from external customers		
Continuing operations:		
Media	1 036	904
Retail	464	404
Books and Maps	214	185
Home Entertainment	216	178
Africa	76	47
Music	55	55
Distribution, Manufacturing and Support Services	104	111
	2 165	1 884
Profit from operations before exceptional items		
Continuing operations:		
Media	140	140
Retail	13	9
Books and Maps	19	30
Home Entertainment	23	21
Africa	(12)	(32)
Music	(4)	(2)
Distribution, Manufacturing and Support Services	12	17
	191	183
Corporate	(18)	(27)
Disposed operations	–	(3)
	173	153

CONSOLIDATED BALANCE SHEET
AT 30 SEPTEMBER 2007

	Reviewed 30 September 2007 R'm	2006 R'm
ASSETS		
Non-current assets	**693**	**624**
Tangible and intangible assets	544	458
Investments and loans	46	67
Deferred taxation assets	103	99
Current assets	**1 865**	**1 523**
Inventories, receivables and other current assets	1 508	1 265
Bank balances, deposits and cash	357	258
Total assets	**2 558**	**2 147**
EQUITY AND LIABILITIES		
Net equity	**974**	**819**
Non-current liabilities	**308**	**274**
Long-term borrowings	44	31
Post-retirement benefits liabilities	164	135
Operating leases equalisation liabilities	90	98
Deferred taxation liabilities	10	10
Current liabilities	**1 276**	**1 054**
Payables and other current liabilities	1 057	939
Short-term borrowings	61	69
Bank overdrafts	158	46
Total equity and liabilities	**2 558**	**2 147**
Net asset value per share (cents)	900	752
Net tangible asset value per share (cents)	709	623
Number of shares in issue ('000)	103 821	103 821
Weighted average number of shares in issue ('000)	103 821	103 821

CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

	Reviewed 30 September 2007 R'm	2006 R'm
Net cash (used in) from operating activities	(13)	56
Net cash used in investing activities	(140)	(120)
Net cash from (used in) financing activities	106	(16)
Net decrease in cash and cash equivalents	(47)	(80)
Cash and cash equivalents at beginning of period	246	288
Foreign operations translation adjustment	–	4
Cash and cash equivalents at end of period	**199**	**212**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

Reviewed	Capital R'm	Other reserves R'm	Accumulated profits R'm	Shareholder interest R'm	Minority Interest R'm	Total equity R'm
Balance at 31 March 2007	707	41	–	748	39	787
Total income and expense recognised		(3)	91	88	6	94
Income and expense recognised directly in equity		(3)	–	(3)	–	(3)
Attributable earnings		–	91	91	6	97
Effect of acquisitions and disposals		–	–	–	(5)	(5)
Cash received from holding company	98	–	–	98	–	98
Balance at 30 September 2007	805	38	91	934	40	974
Balance at 31 March 2006	879	3	(176)	706	53	759
Total income and expense recognised		20	94	114	6	120
Income and expense recognised directly in equity		20	–	20	–	20
Attributable earnings		–	94	94	6	100
Effect of acquisitions and disposals		–	–	–	(21)	(21)
Cash paid to holding company	(39)	–	–	(39)	–	(39)
Balance at 30 September 2006	840	23	(82)	781	38	819

Notes:

1. Accounting policies and bases of preparation

The historical financial information has been prepared using accounting policies compliant with International Financial Reporting Standards ("IFRS"), and are in compliance with IAS 34: Interim Financial Reporting, the Listings Requirements.

The accounting policies and bases of preparation are consistent with those applied in the preparation of ElementOne's annual financial statements for the year ended 31 March 2007, except for the following:

- the updated IAS 1: Presentation of Financial Statements, was adopted by ElementOne on 1 April 2007. The statement imposes additional disclosures regarding capital and capital management. These additional disclosures have no impact on reported results;
- IFRS 7: Financial Instruments: Disclosures, was adopted by ElementOne on 1 April 2007. The statement introduces new disclosures about financial instruments, including the exposure to risks arising from financial instruments. These new disclosures have no impact on reported results;
- IFRIC 10: Interim Financial Reporting and Impairment, was adopted by ElementOne on 1 April 2007, with no impact on the reported results. This interpretation rules that impairment losses recognised in an interim period in respect of goodwill or investments in equity instruments and financial assets carried at cost shall not be reversed; and
- the revised formula for the calculation of headline earnings, which was released by The South African Institute of Chartered Accountants on 31 July 2007 in the form of Circular 8/2007 Headline Earnings, was adopted by ElementOne on 31 July 2007 and has no impact on reported headline earnings. The formula was revised to align it with changes in IFRS.

	Reviewed 30 September 2007 R'm	2006 R'm
1. Inter-segment revenue		
Media	116	59
Retail	–	–
Books and Maps	9	10
Home Entertainment	–	–
Africa	–	–
Music	–	–
Distribution, Manufacturing and Support Services	76	65
Group eliminations	(201)	(134)
	–	–
2. Exceptional items		
Reversal of loan impairments	–	5
Other	–	1
	–	6
3. Reconciliation between attributable and headline earnings		
Attributable earnings	91	94
Goodwill impairment	–	5
Profit on disposal of tangible and intangible assets	–	(1)
Other	–	(5)
Headline earnings	91	93
4. Contingent liabilities and commitments		
Contingent liabilities	10	18
Operating leases	695	679
– due within one year	134	102
– due after one year	561	577
5. Capital expenditure commitments		
Contracted but not provided for	7	14
Approved but not yet contracted for	61	–
	68	14

HISTORICAL FINANCIAL INFORMATION FOR THE YEARS ENDED 31 MARCH 2007, 31 MARCH 2006 AND 31 MARCH 2005

The historical financial information for the years ended 31 March 2007, 31 March 2006 and 31 March 2005 is set out below. The financial information for the 2007 year is audited, and for the 2006 and 2005 years is reviewed. This financial information has been reported on by Deloitte & Touche without qualification. Copies of this financial information and Deloitte & Touche's report are available for inspection at Avusa's registered office.

1. OPERATIONAL REVIEW

Media

The Sunday Times, supported by constant innovation and a buoyant economy, enhanced its position in the market and grew advertising revenues ahead of those of its competitors.

The Sowetan and Sunday World continued to enjoy robust circulation and advertising growth as they reaped the benefits of ongoing investment in these titles.

Our Port Elizabeth operation produced outstanding results, benefiting from the commissioning in October 2006 of a new press. Dispatch Media, operating out of East London, again delivered solid results.

The magazine stable delivered its best performance ever and our education assets continued to trade profitably.

Career Junction, our online recruitment business, produced impressive profit growth. I-Net Bridge enjoyed another successful year.

The Financial Mail recorded improved profitability following its redesign earlier in the year. The acquisition in October 2006 of a controlling stake in the monthly small business tabloid, Big News, has given BDFM Publishers a presence in the SMME market.

Retail

Exclusive Books experienced another good year, capitalising fully on the favourable retail environment. A new store was opened in Cape Town, and three stores were refurbished.

Nu Metro Theatres had a profitable year accompanied by operational and strategic initiatives. Higher attendances and average ticket prices boosted box-office revenues. New sites were opened in Pretoria and Worcester. Site rationalisation continued, with two non-performing sites closed.

The strong presence of Nu Metro Theatres in the Bollywood market continued. Nu Metro's targeted marketing promotions included the first South African link-up between cinemas and computer games with an Xbox gaming competition on cinema screens. Nu Metro ran the successful Gay and Lesbian and Encounters film festivals. The theatre chain's first Hollywood-compliant digital projector was installed at the Montecasino site.

Popcorn Cinema Advertising, Nu Metro's start-up cinema advertising sales division, had a healthy first year and has been recognised by the advertising industry as an innovative player in the market.

Books and Maps

All entities, local and international, improved on their prior-year performances. The South African operations again formed the backbone of the business's performance, contributing most of the profit from operations, with excellent performances achieved by Struik Publishers, Struik Christian Books, Map Studio, MAPIT and Booksite Afrika. Struik Publishers harnessed a strong South African retail book market, and published a number of best-selling titles. Sales of satellite navigation devices by MAPIT increased steeply. Booksite Afrika relocated its warehouse of over three million units to a custom-built facility without disrupting distribution. The turnaround of the offshore operations in the period was underpinned by strong publishing programmes and North American co-edition sales.

Home Entertainment

Home Entertainment's excellent results were fuelled by initiatives in the emerging market, expansion into new distribution channels, excellent content and good growth in catalogue sales driven by the Red Star sale brand.

In addition to representing 20th Century Fox, Disney, Warner and the BBC, Home Entertainment acquired the Universal licence effective 1 April 2007.

In November 2006, Nu Metro Interactive, a new initiative, began distributing interactive games into the South African market.

Africa

Combination media stores and cineplexes were opened in Abuja and Lagos. Also, during the year, the 50% share of the Kenyan business held by a local partner was acquired with the resultant full control of the operation. Transfer of management control to the local operations in Kenya and Nigeria is almost complete and the South African head office for the African project is currently being wound down.

In addition to the costs of late trading starts at the retail businesses in Nigeria, compounded by numerous operational and regulatory obstacles, the business's results have also been impacted by significant write-offs of pre-operational expenses as well as by a R68 million impairment of non-current assets. This impairment is included in exceptional items.

The sale or closure of non-performing smaller entities, the elimination of overhead structures and the driving of greater efficiencies in the major operating entities in the new financial year, are expected to yield improved results as the Africa business moves from its developmental stage to an operational focus. Losses, however, are still expected in the short to medium term.

Music

The Warner Music licence, in terms of an agreement with Warner Music International, is now housed in a newly incorporated associate, Warner Music Gallo Africa. Warner Music Gallo Africa's results are equity accounted and contribute to share of profits of associates.

Good December holiday product supported the music business's recovery from a poor first half. Successes among Gallo's artists included a further Grammy nomination for Ladysmith Black Mambazo and Simphiwe Dana winning four South African Music Awards.

Gallo has made excellent progress with its digital strategy. Its current and back catalogues are now digitised, and top products have been launched on iTunes and Microsoft's Zune.

Distribution, Manufacturing and Support Services

Compact Disc Technologies ("CDT") implemented a new software system with some initial operational difficulties which are now resolved. Production capacity has increased, and CDT continues to service the industry as the leading DVD and CD facility in Africa. On 31 July 2006, our stake in CDT was increased from 60% to 100%.

Nu Metro Distribution benefited from the acquisition and distribution of good quality product. Increased volumes and strict cost control at Entertainment Logistic Services, the country's foremost DVD and CD distributor, boosted profitability.

2. INTRODUCTION

On 11 April 2007, ElementOne announced its intention to unlock further shareholder value and introduce broad-based BEE ownership through the separation of its businesses into two listed entities by the formation of a new wholly-owned subsidiary which would acquire and hold its directly-held operating media and entertainment assets.

Avusa, the new subsidiary referred to above, was incorporated on 1 February 2008.

Subject to ElementOne shareholder approval, Avusa will acquire ElementOne's operating media and entertainment assets in exchange for shares to be allotted and issued by Avusa.

3. BASIS OF PREPARATION

The financial information which follows has been prepared on a carve-out basis from the historical financial statements of ElementOne, and represents the financial information in respect of the following media and entertainment assets which operated as business units within ElementOne:

- Media;
- Entertainment;
- Retail;
- Books and Maps; and
- Music and Manufacturing.

All financial information in respect of ElementOne's interests in Electronic Media Network Limited ("M-Net"), SuperSport International Holdings Limited ("SuperSport"), Caxton and CTP Publishers and Printers Limited ("Caxton"), and MTN Group Limited ("MTN") has been excluded. The financial information also excludes all share-based payments, charges and related provisions. The financial information presented includes the historical corporate costs of ElementOne, but excludes the net finance income earned by ElementOne.

Normal consolidation adjustments have been made in respect of transactions between the various components of the group.

While the directors believe that the assumptions underlying the financial statements are reasonable, the financial statements may not necessarily reflect the financial position, results of operations and/or cash flows that would have been achieved had the group actually operated as a stand-alone entity during the periods presented.

4. DIRECTORS' RESPONSIBILITY STATEMENT

The directors of Avusa are responsible for the maintenance of adequate accounting records and the preparation and integrity of the financial statements and related information. The financial information has been prepared in accordance with International Financial Reporting Standards.

The directors are also responsible for the systems of internal control. These controls are designed to provide reasonable but not absolute assurance as to the reliability of the financial statements, and to adequately safeguard, verify and maintain accountability of assets, and to prevent and detect material misstatement and loss. The systems are implemented and monitored by suitably trained personnel with an appropriate segregation of authority and duties. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the periods under review.

The financial statements are prepared on the going concern basis. Nothing has come to the attention of the directors to indicate that the company will not remain a going concern for the foreseeable future.

INDEX TO THE FINANCIAL STATEMENTS

INCOME STATEMENTS
for the years ended 31 March

	Notes	Audited 2007 R'm	Reviewed 2006 R'm	Reviewed 2005 R'm
Revenue	3	3 977	3 431	3 044
Cost of sales		(2 341)	(2 050)	(1 820)
Gross profit		1 636	1 381	1 224
Operating expenses	4	(1 260)	(1 083)	(975)
Operating costs		(1 164)	(997)	(887)
Depreciation	6	(78)	(69)	(74)
Amortisation	7	(13)	(15)	(10)
Goodwill impairment	14	(5)	(2)	(4)
Profit from operations before exceptional items		376	298	249
Exceptional items	8	(61)	13	13
Profit from operations		315	311	262
Net finance income		4	6	9
Finance income	9	27	23	24
Finance costs	10	(23)	(17)	(15)
Share of profits of associates		6	4	4
Profit before taxation		325	321	275
Taxation	11	(139)	(117)	(68)
Profit for the year		186	204	207
Attributable to:				
Avusa shareholders		176	190	202
Minority interest		10	14	5
		186	204	207

BALANCE SHEETS
at 31 March

	Notes	Audited 2007 R'm	Reviewed 2006 R'm	Reviewed 2005 R'm
ASSETS				
Non-current assets		604	532	547
Property, plant and equipment	13	306	270	276
Goodwill	14	85	47	43
Other intangible assets	15	62	52	44
Interests in associates	16	45	44	42
Investments	17	3	1	1
Deferred taxation assets	23	102	96	118
Long-term receivables		1	22	23
Current assets		1 597	1 412	1 417
Inventories	18	343	282	244
Trade and other receivables	19	898	795	718
Taxation pre-paid		23	34	18
Bank balances, deposits and cash		333	301	437
Total assets		2 201	1 944	1 964
EQUITY AND LIABILITIES				
Capital and reserves				
Capital		707	879	1 104
Other reserves	20	41	3	11
Accumulated losses		–	(176)	(370)
Interest of Opco shareholders		748	706	745
Minority interest		39	53	42
Total equity		787	759	787
Non-current liabilities		297	266	255
Long-term borrowings	21	34	19	15
Post-retirement benefits liabilities	22	161	134	123
Operating leases equalisation liabilities		97	105	113
Deferred taxation liabilities	23	5	8	4
Current liabilities		1 117	919	922
Trade and other payables	24	906	806	748
Provisions	25	12	22	32
Taxation liabilities		51	29	23
Bank overdrafts and other short-term borrowings	21	148	62	119
Total equity and liabilities		2 201	1 944	1 964
Net asset value per share (cents)		720	680	718
Net tangible asset value per share (cents)		579	585	634
Number of shares in issue ('000)		103 821	103 821	103 821
Weighted average number of shares in issue ('000)		103 821	103 821	103 821

CASH FLOW STATEMENTS
for the years ended 31 March

	Notes	Audited 2007 R'm	Reviewed 2006 R'm	Reviewed 2005 R'm
OPERATING ACTIVITIES				
Net cash generated by operations	27	434	323	336
Finance income		27	23	24
Finance costs		(23)	(14)	(15)
Taxation paid		(114)	(103)	(66)
Net cash from operating activities		324	229	279
INVESTING ACTIVITIES				
Income from investments	28	2	1	2
Acquisition of property, plant and equipment	31	(143)	(98)	(104)
– to maintain operations		(58)	(53)	(34)
– to expand operations		(85)	(45)	(70)
Proceeds on disposal of property, plant and equipment	13	5	4	2
Acquisition of other intangible assets		(23)	(15)	(8)
Disposal of interests in joint ventures	29	–	35	–
Net decrease in loans to associates	29	5	1	–
Acquisition of minority interests in subsidiaries	29	(60)	(9)	–
Acquisition of subsidiaries	30	(5)	(2)	(68)
Disposal of subsidiaries	30	1	–	7
Net decrease (increase) in long-term receivables and loans		9	(2)	1
Net cash used in investing activities		(209)	(85)	(168)
FINANCING ACTIVITIES				
Net increase in borrowings		11	3	15
Funding received from outside shareholders		–	2	–
Cash (paid to) received from holding company		(172)	(225)	25
Net cash (used in) from financing activities		(161)	(220)	40
Net (decrease) increase in cash and cash equivalents		(46)	(76)	151
Cash and cash equivalents at beginning of year		288	365	214
Foreign operations translation adjustment		4	(1)	–
Cash and cash equivalents at end of year	32	246	288	365

STATEMENTS OF CHANGES IN EQUITY
for the years ended 31 March

	Capital R'm	Other reserves R'm	Accumulated profits R'm	Interest of Opco shareholders R'm	Minority interest R'm	Total R'm
Balance at 31 March 2004	1 079	10	(570)	519	32	551
Net exchange difference arising on translation of foreign entities		(1)		(1)		(1)
Net transfers between reserves		2	(2)	–		–
Funding introduced					5	5
Income and expense recognised directly in equity		**1**	**(2)**	**(1)**	**5**	**4**
Attributable earnings			202	202	5	207
Total income and expense recognised		**1**	**200**	**201**	**10**	**211**
Cash received from holding company	25			25		25
Balance at 31 March 2005	**1 104**	**11**	**(370)**	**745**	**42**	**787**
Net exchange difference arising on translation of foreign entities		(4)		(4)		(4)
Net transfers between reserves		(4)	4	–		–
Funding withdrawn					(3)	(3)
Income and expense recognised directly in equity		**(8)**	**4**	**(4)**	**(3)**	**(7)**
Attributable earnings			190	190	14	204
Total income and expense recognised		**(8)**	**194**	**186**	**11**	**197**
Cash paid to holding company	(225)			(225)		(225)
Balance at 31 March 2006	**879**	**3**	**(176)**	**706**	**53**	**759**
Net exchange difference arising on translation of foreign entities		38		38		38
Income and expense recognised directly in equity		**38**		**38**		**38**
Attributable earnings			176	176	10	186
Total income and expense recognised		**38**	**176**	**214**	**10**	**224**
Effect of acquisitions and disposals					(24)	(24)
Cash paid to holding company	(172)			(172)		(172)
Balance at 31 March 2007	**707**	**41**	**–**	**748**	**39**	**787**

1. BASIS OF PRESENTATION

These financial statements are presented in South African rands since that is the functional currency of the company and the presentation currency for the group.

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") using the historical cost convention except for certain financial instruments that are stated at fair value.

The financial statements have been prepared on a carve-out basis and have been derived from the historical annual financial statements of ElementOne.

The financial statements include the financial information in respect of the following operating media and entertainment assets:

- Media;
- Entertainment;
- Retail;
- Books and Maps; and
- Music and Manufacturing.

The financial statements presented exclude all financial information in respect of ElementOne's interests in Electronic Media Network Limited ("M-Net"), SuperSport International Holdings Limited ("SuperSport"), Caxton and CTP Publishers and Printers Limited ("Caxton"), and MTN Group Limited ("MTN").

The financial information presented includes the historical corporate costs of ElementOne, but excludes the net finance income earned by ElementOne. The financial information presented also excludes all share-based payment charges and related provisions.

Normal consolidation adjustments have been made in respect of transactions between the various components of the company.

While the directors believe that the assumptions underlying the carve-out financial statements are reasonable, the carve-out financial statements may not necessarily reflect the financial position, results of operations and/or cash flows that would have been achieved had the group operated as a stand-alone entity during the periods presented.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated group financial statements incorporate the financial statements of Avusa and entities (including special purpose entities) controlled by the company (its subsidiaries). Control is achieved where the company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated group income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the group.

All intra-group transactions and balances are eliminated on consolidation.

The company carries its investments in subsidiaries, associates and joint ventures at cost less accumulated impairment losses.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination (see below) and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities which meet the conditions for recognition under IFRS 3 are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) which are classified as held for sale in accordance with IFRS 5, which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Interests in associates

An associate is an entity over which the group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of an associate in excess of the group's interest in that associate (which includes any long-term interests which, in substance, form part of the group's net investment in the associate) are not recognised.

Any excess of the cost of acquisition over the group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a group entity transacts with an associate of the group, profits and losses are eliminated to the extent of the group's interest in the relevant associate.

Interests in joint ventures

A joint venture is a contractual arrangement whereby the group and other parties undertake an economic activity which is subject to joint control, that is when the strategic financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control.

Where a group entity undertakes its activities under joint venture arrangements directly, the group's share of jointly controlled assets and any liabilities incurred jointly with other ventures is recognised in the financial statements of the relevant entity and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the group's share of the output of jointly controlled assets, and its share of joint venture expenses, are recognised when it is probable that the economic benefits associated with the transactions will flow to or from the group and their amount can be measured reliably.

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The group reports its interests in jointly controlled entities using proportionate consolidation, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5. The group's share of the assets, liabilities, income and expenses of jointly controlled entities is combined with the equivalent items in the consolidated financial statements on a line-by-line basis.

Any goodwill arising on the acquisition of the group's interest in a jointly controlled entity is accounted for in accordance with the group's accounting policy for goodwill arising on the acquisition of a subsidiary (see below).

Where the group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the group's interest in the joint venture.

Goodwill

Goodwill arising on the acquisition of a subsidiary or a jointly controlled entity represents the excess of the cost of acquisition over the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not amortised.

For the purpose of impairment testing, goodwill is allocated to each of the group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

The group's policy for goodwill arising on the acquisition of an associate is described under 'Interests in associates' above.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales related taxes.

The sale of goods is recognised when the goods are delivered and title has passed. The rendering of services is recognised as the service is provided.

Interest income is accrued on a time basis, by reference to the principal outstanding and the interest rate applicable, which is the rate which discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the shareholder's right to receive payment has been established.

Revenue from royalties is recognised on an accrual basis in terms of the relevant royalty agreement.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the group's policy on borrowing costs (see below).

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease, or on another basis if more representative of the time pattern of the user's benefit. Benefits received and receivable as an incentive to enter into an operating lease are spread on a straight-line basis over the lease term.

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease, or on another basis if more representative of the term pattern of the user's benefit.

Foreign currencies

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in South African rands, which is the functional currency of the company, and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency are recognised at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates ruling at the balance sheet date. Non-monetary items carried at fair value which are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items which are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in profit or loss for the period. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.

In order to mitigate its exposure to certain foreign exchange risks, the group enters into forward exchange contracts (see below).

For the purpose of presenting consolidated financial statements, the assets and liabilities of the group's foreign operations are expressed in South African Rand using exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising are classified as equity and transferred to the group's foreign currency translation reserve. This includes exchange differences arising on loans extended from one entity to another within the same group, as these loans are regarded as part of the net investment in a foreign operation if settlement of the loans is neither planned nor likely to occur in the foreseeable future. Such translation differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are recognised as an expense as they fall due.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with independent actuarial valuations being carried out at three-year intervals by independent actuaries.

Post-retirement benefits

The group's post-retirement benefits are valued annually by independent actuaries, with any gains and losses being recognised in profit or loss.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense which are taxable or deductible in other years and it further excludes items which are never taxable or deductible. The liability for current tax is calculated using tax rates which have been enacted or substantively enacted as at the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits or dividends will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not

recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction which affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits or dividends will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates which are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. Land is not depreciated.

Properties in the course of construction for production, rental or administrative purposes, or for purposes not yet determined, are carried at cost, less any recognised impairment loss. Cost includes professional fees and, for qualifying assets, borrowing costs capitalised in accordance with the group's accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is charged so as to write off the cost of property, plant and equipment other than land, to their estimated residual values over their estimated useful lives.

Assets held under finance leases and leasehold improvements are depreciated to their estimated residual values over their expected useful lives or, where shorter, the term of the relevant lease.

Where significant parts of an item have different useful lives to the item itself, these parts are depreciated over their own estimated useful lives.

Useful lives, residual values and methods of depreciation are reviewed annually.

The following life spans were used during the year to depreciate property, plant and equipment to estimated residual values:

Plant, furniture and equipment	3 – 20 years
Leasehold improvements	3 – 10 years
Buildings	15 – 50 years
Vehicles	3 – 5 years

The gain or loss arising on the disposal or scrapping of an item of property, plant and equipment is recognised in profit or loss.

Intangible assets other than goodwill

Intangible assets other than goodwill are recognised initially at cost if acquired separately and at fair value if acquired as part of a business combination. If assessed as having an indefinite useful life, the intangible asset is not amortised, but is tested for impairment annually and impaired if required. If assessed as having a finite useful life, it is amortised over its estimated useful life and tested for impairment if there is an indication that an impairment is required.

Costs to develop publishing titles internally are recognised in profit or loss.

The following life spans were used during the year to amortise intangible assets:

Patents and trademarks	10 – 20 years
Licences	3 – 5 years
Publishing titles	10 – 15 years
Computer software	3 – 5 years
Capitalised course development	10 – 15 years

Impairment of tangible and intangible assets, other than goodwill

At least at each balance sheet date the carrying amounts of tangible and intangible assets are assessed to determine whether there is any indication that those assets have suffered an impairment loss. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of any impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the cash-generating unit to which the asset belongs is estimated.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate which reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount which would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads which have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. Write-downs to net realisable value are recognised in profit or loss.

Financial instruments

Financial assets and financial liabilities are recognised when the group becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognised in profit or loss when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Music, film and video contract advances

Music contract advances are written off on payment or release of the product, whichever is the earlier. Film and video contract advances are written off on first release of the relevant product.

Investments

Investments, including those in subsidiaries, are recognised and derecognised on a trade date basis where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value plus directly attributable transaction costs.

An impairment loss is recognised in profit or loss when there is objective evidence that the investment is impaired, and is measured as the difference between the investment's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition. Impairment losses are reversed in subsequent periods when an increase in the investment's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to the restriction that the carrying amount of the investment at the date the impairment is reversed shall not exceed what the amortised cost would have been had the impairment not been recognised.

Investments classified as financial assets at fair value through profit or loss are measured at subsequent reporting dates at fair value, with gains and losses arising from changes in fair value being recognised in profit or loss. On disposal, the difference between the net disposal proceeds and the carrying amount is recognised in profit or loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and other short-term highly liquid investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents are measured at fair value at initial recognition, with any changes in fair value being recognised in profit or loss.

Equity instruments

Equity instruments issued by the company are recorded at the proceeds received, net of direct issue costs.

Bank borrowings

Interest bearing bank loans and overdrafts are measured at fair value.

Trade payables

Trade payables are measured at fair value.

Forward exchange contracts.

Forward exchange contracts are initially measured at fair value at the contract date, and are remeasured to fair value at subsequent reporting dates, with gains and losses arising from changes in fair value being recognised in profit or loss.

Provisions

Provisions are recognised when there is a present obligation as a result of a past event, and it is probable that the obligation will need to be settled. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date and are present valued where the effect of discounting is material.

Judgments made by management

In applying the group's accounting policies, the following significant judgments have been made:

Deferred taxation assets

Deferred taxation assets are recognised to the extent that it is probable that taxable profits or dividends will be available in future against which the deferred taxation assets can be utilised. The future availability of taxable profits is based on management's judgments regarding future business plans.

Asset lives and residual values

Property (other than land), plant and equipment are depreciated to their residual values over their expected useful lives. Residual values and asset lives are assessed annually based on management's judgment of relevant factors and conditions.

Impairment of tangible and intangible assets

At each reporting date, the carrying amounts of tangible and intangible assets are reviewed to determine whether there is any indication that an asset may be impaired. If any such indication exists, the recoverable amount of the asset is then estimated.

Irrespective of whether there is any indication of impairment, intangible assets with indefinite useful lives and intangible assets not yet available for use are also tested annually for impairment by comparing their carrying amounts with their recoverable amounts.

Goodwill acquired in a business combination is also tested annually for impairment.

In its impairment testing, management takes into account various considerations including future cash flows expected to be generated by the assets under review.

Sources of estimation uncertainty

Valuation of post-retirement medical aid benefits

The actuarial valuation of post-retirement medical aid benefits is based on estimations including discount rates and healthcare cost inflation rates.

	2007 R'm	2006 R'm	2005 R'm

3. REVENUE

	2007 R'm	2006 R'm	2005 R'm
Goods sold	3 470	2 990	2 681
Services rendered	507	441	363
	3 977	3 431	3 044

4. OPERATING EXPENSES

	2007 R'm	2006 R'm	2005 R'm
Operating expenses are stated after charging:			
Auditors' remuneration – group auditors	13	12	9
Audit fees	12	10	8
Fees for other services	1	2	1
Auditors' remuneration – other auditors	2	3	2
Audit fees	1	2	1
Fees for other services	1	1	1
Operating lease charges	128	109	124
– land and buildings	116	98	105
– equipment and vehicles	12	11	19
Net foreign exchange losses			
– unrealised	–	–	4
Loss on disposal of property, plant and equipment (Note 13)	4	–	–
Impairment of property, plant and equipment (Note 13)	53	3	–
Charge for post-retirement benefits	36	13	1
Retirement benefit plan contributions	56	47	45
– defined contribution plans	54	46	44
– defined benefit plan (Note 36)	2	1	1
Staff costs	942	828	776
Research and development costs	8	7	7

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

5.1 Business segments

	Media R'm	Retail R'm	Books and Maps R'm	Home Entertain-ment R'm	Africa R'm	Music R'm	Distribution, Manu-facturing and Support Services* R'm	Elimina-tions R'm	Sub-total R'm	Disposed operations R'm	Group R'm
2007											
Revenue	1 884	897	394	353	118	121	210	–	3 977	–	3 977
Inter-segment revenue**	150	–	22	–	–	–	117	(289)	–	–	–
	2 034	897	416	353	118	121	327	(289)	3 977	–	3 977
Profit (loss) from operations before exceptional items	299	60	54	41	(70)	2	(6)		380	(4)	376
Depreciation and amortisation	24	25	8	1	16	1	16		91	–	91
Impairment losses	–	–	–	–	68	–	5		73	–	73
Capital expenditure											
– property, plant and equipment	41	29	8	3	32	–	30		143	–	143
– intangible assets	3	9	3	–	4	–	4		23	–	23
Segment assets	619	133	242	72	129	44	952		2 191	10	2 201
Segment liabilities	263	115	157	30	321	42	430		1 358	56	1 414
2006											
Revenue	1 565	768	312	308	47	218	213		3 431	–	3 431
Inter-segment revenue**	86	–	17	–	–	–	122	(225)	–	–	–
	1 651	768	329	308	47	218	335	(225)	3 431	–	3 431
Profit (loss) from operations before exceptional items	244	38	25	33	(48)	20	(11)	–	301	(3)	298
Depreciation and amortisation	24	24	7	1	5	1	22	–	84	–	84
Impairment losses	–	–	–	–	3	–	2	–	5	–	5
Capital expenditure											
– property, plant and equipment	18	16	2	1	43	–	18	–	98	–	98
– intangible assets	4	2	4	–	3	–	2	–	15	–	15
Segment assets	782	220	160	97	155	68	462	–	1 944	–	1 944
Segment liabilities	446	104	121	51	228	51	184	–	1 185	–	1 185

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

5.1 Business segments (continued)

	Media R'm	Retail R'm	Books and Maps R'm	Home Entertainment R'm	Africa R'm	Music R'm	Distribution, Manufacturing and Support Services* R'm	Eliminations R'm	Sub-total R'm	Disposed operations R'm	Group R'm
2005											
Revenue	1 366	710	286	309	15	193	164	–	3 043	1	**3 044**
Inter-segment revenue**	57	–	14	–	–	–	106	(177)	–	–	–
	1 423	710	300	309	15	193	270	(177)	3 043	1	**3 044**
Profit (loss) from operations before exceptional items	160	43	21	33	(19)	15	8		261	(12)	**249**
Depreciation and amortisation	32	25	9	1	1	1	15		84	–	**84**
Impairment losses	–	–	2	–	–	–	2		4	–	**4**
Capital expenditure											
– property, plant and equipment	19	19	5	1	31	–	29		104	–	**104**
– intangible assets	8	–	–	–	–	–	–		8	–	**8**
Segment assets	643	155	156	162	90	70	688		1 964	–	**1 964**
Segment liabilities	417	245	98	37	19	94	267		1 177	–	**1 177**

* Includes corporate head office costs.

** Inter-segment revenue is charged on arm's length terms.

5. **BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)**

5.2 Geographical segments

For management reporting purposes, the group is organised into three geographical segments, namely South Africa, rest of Africa and other overseas operations. Operations in the rest of Africa are located in Botswana, Nigeria, Ghana and Kenya. Other overseas operations are located in Australia, New Zealand and the United Kingdom.

	2007 R'm	2006 R'm	2005 R'm
Revenue			
South Africa	3 632	3 214	2 868
Rest of Africa	127	55	15
Other overseas operations	218	162	161
	3 977	3 431	3 044

	Segment assets			Capital expenditure on property, plant, equipment and intangible assets		
	2007 R'm	2006 R'm	2005 R'm	2007 R'm	2006 R'm	2005 R'm
Assets excluding goodwill	2 116	1 897	1 921	166	113	112
South Africa	1 824	1 643	1 777	123	68	79
Rest of Africa	136	152	33	41	43	31
Other overseas operations	156	102	111	2	2	2
Goodwill	85	47	43	–	–	–
	2 201	1 944	1 964	166	113	112

	2007 R'm	2006 R'm	2005 R'm
6. DEPRECIATION			
Plant, furniture and equipment	65	59	61
Leasehold improvements	3	2	7
Buildings	1	1	1
Vehicles	5	3	4
Capitalised leased assets	4	4	1
	78	69	74
7. AMORTISATION			
Patents and trademarks	3	5	4
Licences	–	1	1
Publishing titles	–	1	2
Computer software	10	6	–
Capitalised course development	–	2	3
	13	15	10

	2007 R'm	2006 R'm	2005 R'm

8. EXCEPTIONAL ITEMS

	2007 R'm	2006 R'm	2005 R'm
Reversal of impairments of loans	5	–	–
Impairment of non-current assets in Africa business unit	(68)	–	–
Property, plant and equipment	(53)	–	–
Goodwill	(15)	–	–
Profit on disposal of operations	–	14	6
Adjustment in respect of leases previously impaired	–	–	10
Other	2	(1)	(3)
	(61)	13	13

The worse than expected economic performance of the Africa business unit indicated an impairment of this business segment. Impairment testing was therefore conducted to estimate the recoverable amount of this business based on value in use, using discount rates of 23% per annum for the Nigerian operations and 24% per annum for the Kenyan operations.

9. FINANCE INCOME

	2007 R'm	2006 R'm	2005 R'm
Interest received	26	21	22
Bank deposits	22	17	17
Associates	1	1	1
Other	3	3	4
Dividends received	1	2	2
Investments	1	2	2
	27	23	24

10. FINANCE COSTS

	2007 R'm	2006 R'm	2005 R'm
Interest paid			
Borrowings	22	15	14
Obligations under finance leases	1	2	1
	23	17	15

11. TAXATION

	2007 R'm	2006 R'm	2005 R'm
Current taxation	143	92	51
South African normal taxation			
– current year	130	96	47
– prior year under (over) provisions	3	(4)	4
Capital Gains Taxation	7	–	–
Secondary Tax on Companies	1	–	–
Foreign and withholding taxation	2	–	–
Deferred taxation (Note 23)	(4)	25	17
Current year	(3)	23	20
Prior year (over) under provisions	(1)	2	(3)
	139	117	68

South African normal taxation is calculated at 29% (2006: 29% 2005: 30%) of the estimated taxable income for the year. The closing balance on deferred taxation is calculated at 29% (2006: 29%; 2005: 29%).

Taxation of foreign subsidiaries is calculated at the rates prevailing in their respective jurisdictions.

	2007 %	2006 %	2005 %
Tax rate reconciliation			
Taxation at the standard rate	29,0	29,0	30,0
Tax effect of expenses which are not deductible in determining taxable income	1,5	3,3	1,7
Deferred taxation not raised on losses	7,5	5,0	4,8
Exempt income, exceptional items and capital profits	4,5	(1,4)	(3,7)
Secondary tax on companies	0,2	0,2	(0,4)
Capital Gains Taxation	0,4	0,3	–
Assessed loss utilised	(2,2)	0,1	(7,5)
Change in tax rate	–	0,3	0,8
Prior year under (over) provisions	2,3	–	(1,3)
Other	(0,3)	(0,3)	0,3
	42,9	36,5	24,7

	R'm	R'm	R'm
Tax losses			
Estimated assessable losses available for the reduction of future taxable income and not taken into account in the computation of deferred taxation. The losses from the Africa operations are not included	61	84	172

12. EARNINGS

12.1 Earnings

Reconciliation between attributable and headline earnings			
Attributable earnings	176	190	202
Reconciling items (after taxation and minority interests, where applicable):			
Impairment of non-current assets in Johncom Africa business unit	68	–	–
Goodwill impairment	5	2	4
Loss on disposal of property, plant and equipment	3	–	–
Profit on disposal of intangible assets	–	–	(6)
Profit on disposal of operations	–	(13)	–
Impairment of property, plant and equipment	–	3	–
Other	(4)	1	–
Headline earnings	248	183	200

13. PROPERTY, PLANT AND EQUIPMENT

	Plant, furniture and equipment R'm	Leasehold improvements buildings R'm	Freehold land and assets R'm	Vehicles leased R'm	Capitalised R'm	Total R'm
COST						
Balance at 31 March 2004	578	22	21	13	76	710
Additions at cost	95	3	–	6	–	104
Acquisition of subsidiaries	32	–	6	4	–	42
Disposal of subsidiaries	(5)	–	–	–	–	(5)
Other disposals	(25)	(2)	–	(4)	–	(31)
Reallocation between categories	1	–	–	–	(1)	–
Balance at 31 March 2005	676	23	27	19	75	820
Additions at cost	72	3	7	5	11	98
Disposal of joint ventures	(16)	–	–	–	–	(16)
Other disposals	(16)	–	–	(5)	(3)	(24)
Foreign exchange differences	–	–	–	–	–	–
Transfer to intangible assets	(56)	–	–	–	–	(56)
Reallocation between categories	–	–	–	–	–	–
Balance at 31 March 2006	660	26	34	19	83	822
Additions at cost	110	4	7	6	16	143
Acquisitions of subsidiaries	16	3	–	1	–	20
Disposal of subsidiaries	(1)	–	–	–	–	(1)
Other disposals	(101)	(5)	–	(5)	–	(111)
Foreign exchange differences	18	2	1	–	1	22
Reallocation between categories	83	5	–	–	(88)	–
Balance at 31 March 2007	785	35	42	21	12	895
ACCUMULATED DEPRECIATION AND IMPAIRMENT						
Balance at 31 March 2004	428	6	7	8	34	483
Charge for year	61	7	1	4	1	74
Acquisition of subsidiary	19	–	–	1	–	20
Disposal of subsidiaries	(4)	–	–	–	–	(4)
Other disposals	(25)	(2)	–	(2)	–	(29)
Balance at 31 March 2005	479	11	8	11	35	544
Charge for year	59	2	1	3	4	69
Impairment	1	–	–	2	–	3
Disposal of joint ventures	(9)	–	–	–	–	(9)
Other disposals	(15)	–	–	(5)	–	(20)
Foreign exchange differences	(1)	–	–	–	–	(1)
Transfer to intangible assets	(34)	–	–	–	–	(34)
Balance at 31 March 2006	480	13	9	11	39	552

13. PROPERTY, PLANT AND EQUIPMENT (continued)

	Plant, furniture and equipment R'm	Leasehold improvements buildings R'm	Freehold land and assets R'm	Vehicles leased R'm	Capitalised R'm	Total R'm
Charge for year	65	3	1	5	4	78
Impairment	46	7	–	–	–	53
Acquisition of subsidiaries	5	–	–	–	–	5
Other disposals	(96)	(4)	–	(2)	–	(102)
Foreign exchange differences	3	–	–	–	–	3
Reallocation between categories	40	–	–	–	(40)	–
Balance at 31 March 2007	543	19	10	14	3	589
CARRYING AMOUNT						
At 31 March 2005	197	12	19	8	40	276
At 31 March 2006	180	13	25	8	44	270
At 31 March 2007	242	16	32	7	9	306
PROFIT (LOSS) ON DISPOSALS						
For year ended 31 March 2005						
Proceeds	1	–	–	1	–	2
Net book value of disposals	–	–	–	2	–	2
Profit (loss) on disposals	1	–	–	(1)	–	–
For year ended 31 March 2006						
Proceeds	4	–	–	–	–	4
Net book value of disposals	1	–	–	–	3	4
Profit (loss) on disposals	3	–	–	–	(3)	–
For year ended 31 March 2007						
Proceeds	3	–	–	2	–	5
Net book value of disposals	5	1	–	3	–	9
Loss on disposals	(2)	(1)	–	(1)	–	(4)

- Registers containing details of the freehold land and buildings are available for inspection at the registered offices of the respective group companies.
- Property, plant and equipment with a net book value of R30 million (2006: R44 million; 2005: R40 million) is encumbered as reflected in Note 21.

	2007 R'm	2006 R'm	2005 R'm
14. GOODWILL			
COST			
Balance at beginning of year	53	47	15
Acquisition of subsidiaries and joint venture	63	7	32
Disposal of subsidiaries and joint venture	(5)	–	–
Exchange differences and other	–	(1)	–
Balance at end of year	111	53	47
ACCUMULATED IMPAIRMENT			
Balance at beginning of year	6	4	–
Impairment	20	2	4
Balance at end of year	26	6	4
CARRYING AMOUNT			
At beginning of year	47	43	15
At end of year	85	47	43

- R40 million of the carrying amount arises in connection with the acquisition of the 40% minority stake in Compact Disc Technologies.

  Cash flows used for impairment testing have been projected based on a period not exceeding five years using historic growth rates discounted by the group's cost of borrowings.

  The carrying amounts of goodwill in respect of other cash-generating units are not significant in comparison with the entity's total carrying amount of goodwill.

- R20 million impairment comprises R15 million in respect of the Africa business unit (see exceptional items Note 8) and R5 million on the loss of the Paramount licence which had goodwill allocated to it.

  The impairment in 2006 arose at CD Duplications, a cash generating unit within Compact Disc Technologies. Given the rapid changes in the environment in which the CD Duplications business operates it was decided to obtain an independent valuation of the business. Based on the valuation obtained the investment was impaired.

15. OTHER INTANGIBLE ASSETS

	Patents and trademarks R'm	Licences R'm	Publishing titles R'm	Computer software R'm	Capitalised course development R'm	Other deferred expenditure R'm	Total R'm
COST							
Balance at 31 March 2004	60	14	59	–	18	–	151
Additions at cost	–	1	15	–	3	2	21
Balance at 31 March 2005	60	15	74	–	21	2	172
Additions at cost	–	4	3	8	–	–	15
Transfer from property, plant and equipment	–	–	–	56	–	–	56
Disposals	–	–	–	–	(21)	(2)	(23)
Balance at 31 March 2006	60	19	77	64	–	–	220
Additions at cost	–	–	–	23	–	–	23
Disposals				(6)	–	–	(6)
Foreign exchange differences	–	–	3	–	–	–	3
Balance at 31 March 2007	60	19	80	81	–	–	240
ACCUMULATED AMORTISATION AND IMPAIRMENTS							
Balance at 31 March 2004	45	13	56	–	2	–	116
Charge for year	4	1	2	–	3	–	10
Impairment	–	–	–	–	–	2	2
Balance at 31 March 2005	49	14	58	–	5	2	128
Charge for year	5	1	1	6	2	–	15
Transfer from property, plant and equipment	–	–	–	34	–	–	34
Disposals	–	–	–	–	(7)	(2)	(9)
Balance at 31 March 2006	54	15	59	40	–	–	168
Charge for year	3	–	–	10	–	–	13
Disposals	–	–	–	(6)	–	–	(6)
Foreign exchange differences	–	–	3	–	–	–	3
Balance at 31 March 2007	57	15	62	44	–	–	178
CARRYING AMOUNT							
At 31 March 2005	11	1	16	–	16	–	44
At 31 March 2006	6	4	18	24	–	–	52
At 31 March 2007	3	4	18	37	–	–	62
PROFIT ON DISPOSALS							
For year ended 31 March 2005							
Proceeds	–	–	–	–	–	–	–
Net book value of disposals	–	–	–	–	–	–	–
Profit on disposals	–	–	–	–	–	–	–
For year ended 31 March 2006							
Proceeds	–	–	–	–	14	–	14
Net book value of disposals	–	–	–	–	(14)	–	(14)
Profit on disposals	–	–	–	–	–	–	–
For year ended 31 March 2007							
Proceeds	–	–	–	–	–	–	–
Net book value of disposals	–	–	–	–	–	–	–
Profit on disposals	–	–	–	–	–	–	–

	2007 R'm	2006 R'm	2005 R'm
16. INTERESTS IN ASSOCIATES			
Unlisted	45	44	42
Cost *less* amount written off	2	2	2
Amount owing by associates	26	31	32
Share of post-acquisition reserves	17	11	8
Carrying amount of interests in associates	45	44	42
Directors' valuation – interest in unlisted associates	45	44	42

Details of the group's interests in associates are set out in Appendices 1 and 2.

	2007 R'm	2006 R'm	2005 R'm
17. INVESTMENTS			
Non-current investments			
Unlisted investments at cost *less* amount written off	3	1	1
Directors' valuation of investments	3	1	1
18. INVENTORIES			
Merchandise	302	252	223
Work in progress	8	7	1
Raw materials	28	17	16
Consumable stores and maintenance spares	5	6	4
	343	282	244
Inventories write-offs expensed	12	12	12
19. TRADE AND OTHER RECEIVABLES			
Trade receivables	618	564	482
Gross	659	584	517
Allowances for doubtful receivables	(41)	(20)	(35)
Sundry receivables	251	210	213
Prepayments	29	21	23
	898	795	718

The directors consider that the carrying amount of trade and other receivables approximates their fair value.

	2007 R'm	2006 R'm	2005 R'm
20. OTHER RESERVES			
Non-distributable reserves			
Post-acquisition portion of reserves of subsidiaries and joint ventures not available for distribution	8	8	12
Foreign currency translation reserve	33	(5)	(1)
	41	3	11

	2007 R'm	2006 R'm	2005 R'm
21. BORROWINGS			
Unsecured			
• Bank overdrafts[1]	87	13	72
• Johncom West Africa outside shareholders The loans bear interest at 15,0% and have no fixed terms of repayment.	41	30	14
• Interest free liabilities Repayable in annual instalments of R100 000 with the last instalment due in April 2009.	–	–	1
• RTG (Proprietary) Limited The loan bears interest at prime and has no fixed term of repayment.	–	–	3
• Various borrowings The loans are interest-free and have no fixed terms of repayment.	4	10	5
Total unsecured borrowings	132	53	95
Secured			
• Diamond Bank (Nigeria) The loan bears interest at 17,0%, is repayable in July 2009 and is secured over the assets of the Nigerian retail company.	11	–	–
• Hire Purchase agreements The agreements have interest rates varying from prime less 3,0% to prime less 1,5%, and repayment terms ranging from 3 – 5 years. The underlying assets provide the security.	28	–	–
• Finance leases Interest rates vary from 7,9% to 19,0%. The leases are repayable within three to five years and are secured by the underlying assets.	7	24	10
• WesBank The loans bear interest at prime minus 1,5% p.a. are secured by the underlying assets and are repayable in equal monthly instalments over 60 months.	–	–	19
• Tsogo Sun The loan is interest-free with no fixed repayment date and is secured over the assets of the Montecasino site.	4	4	10
Total secured borrowings	50	28	39
Total borrowings	182	81	134
The maturities of the above borrowings are as follows:			
Within one year	148	62	119
In the second to fifth years, inclusive	34	19	15
Total borrowings	182	81	134
Amount due within one year shown under current liabilities	(148)	(62)	(119)
Total long-term borrowings	34	19	15
Assets encumbered			
Property, plant and equipment (Note 13)	30	44	40

In terms of its articles of association, the company's borrowing powers are unrestricted.

[1]The group's bank overdrafts and call borrowings are denominated in the currencies of the countries of the group's operations and carry interest at floating market rates. The group's management considers that the carrying amounts of bank borrowings reasonably approximate their fair value, as they are transacted at current market rates.

22. POST-RETIREMENT BENEFITS LIABILITIES

Certain group companies have unfunded obligations to provide post-retirement medical aid benefits to certain of their pensioners and employees on their retirement. An obligation in respect of post-retirement medical aid benefits no longer forms part of the conditions of employment for new employees. The quantum of the post-retirement medical aid obligation is determined by independent actuaries.

	2007	2006	2005
Principal actuarial assumptions			
Discount rate	7,75% p.a.	8,0% p.a.	8,3% p.a.
Healthcare cost inflation rate	6,75% p.a.	6,5% p.a.	6,5% p.a.
Number of members			
In-service	659	683	746
Pensioners	455	445	454
Total group	1 114	1 128	1 200

	2007 R'm	2006 R'm	2005 R'm
Post-retirement benefits liabilities at 1 April	134	123	121
Transfer in on acquisition of subsidiary	–	–	8
Current service costs	3	4	4
Interest costs	10	10	12
Expected employer benefit payments	(6)	(6)	(6)
	141	131	139
Actuarial loss	20	3	(10)
Past service cost	–	–	(6)
Post-retirement benefits liabilities at 31 March	161	134	123

The present value of the unfunded obligation is fully provided.

23. DEFERRED TAXATION

	Balance at 31 March 2004 R'm	Credit (charge) to income R'm	Taxation rate change R'm	Disposal of subsidiaries R'm	Balance at 31 March 2005 R'm
Tax effect of:					
Excess tax allowances over depreciation charge	(11)	4	–	(1)	(8)
Expenditure capitalised, but allowable for taxation purposes in the year in which it is incurred	–	4	–	–	4
Assessable losses	37	(15)	–	(3)	19
Working capital allowances	(2)	–	–	–	(2)
Post-retirement benefits liabilities	36	(2)	(1)	2	35
Provisions	35	(2)	(1)	–	32
Excess amortisation over tax allowances	4	(3)	–	–	1
Operating leases equalisation liabilities	34	(1)	–	–	33
	133	(15)	(2)	(2)	114
Reconciled as follows:					
Deferred taxation assets	138				118
Deferred taxation liabilities	(5)				(4)

23. DEFERRED TAXATION (continued)

	Balance at 31 March 2005 R'm	Credit (charge) to income R'm	Re-classi-fication R'm	Disposal of subsidiaries R'm	Balance at 31 March 2006 R'm
Tax effect of:					
Excess tax allowances over depreciation charge	(8)	6	(2)	–	(4)
Expenditure capitalised, but allowable for taxation purposes in the year in which it is incurred	4	–	–	–	4
Assessable losses	19	(10)	–	–	9
Working capital allowances	(2)	–	–	–	(2)
Post-retirement benefits liabilities	35	–	(7)	–	28
Provisions	32	(19)	3	(1)	15
Revaluation of investments	–	–	6	–	6
Excess amortisation over tax allowances	1	(2)	–	–	(1)
Operating leases equalisation liabilities	33	–	–	–	33
	114	(25)	–	(1)	88
Reconciled as follows:					
Deferred taxation assets	118				96
Deferred taxation liabilities	(4)				(8)

	Balance at 31 March 2006 R'm	Credit (charge) to income R'm	Credit (charge) to equity R'm	Balance at 31 March 2007 R'm
Tax effect of:				
Excess tax allowances over depreciation charge	(4)	(4)	–	(8)
Expenditure capitalised, but allowable for taxation purposes in the year in which it is incurred	4	–	(1)	3
Assessable losses	9	(2)	–	7
Working capital allowances	(2)	1	–	(1)
Post-retirement benefits liabilities	28	–	–	28
Provisions	15	17	6	38
Revaluation of investments	6	(6)	–	–
Excess amortisation over tax allowances	(1)	1	–	–
Operating leases equalisation liabilities	33	(3)	–	30
	88	4	5	97
Reconciled as follows:				
Deferred taxation assets	96			102
Deferred taxation liabilities	(8)			(5)

	2007 R'm	2006 R'm	2005 R'm

24. TRADE AND OTHER PAYABLES

	2007 R'm	2006 R'm	2005 R'm
Trade payables	214	190	166
Sundry payables	168	160	262
Accrued expenses and other payables	514	450	318
Current portion of operating leases equalisation liabilities	10	6	2
	906	806	748

25. PROVISIONS

	Balance at 31 March 2004 R'm	Provided during year R'm	Utilised during year R'm	Other R'm	Balance at 31 March 2005 R'm
Overage	10	16	(26)	–	–
Turnover rent	5	3	(1)	–	7
Onerous leases	36	–	–	(11)	25
	51	19	(27)	(11)	32

	Balance at 31 March 2005 R'm	Provided during year R'm	Utilised during year R'm	Other R'm	Balance at 31 March 2006 R'm
Overage	–	12	(11)	–	1
Turnover rent	7	3	(2)	–	8
Onerous leases	25	–	(12)	–	13
	32	15	(25)	–	22

	Balance at 31 March 2006 R'm	Provided during year R'm	Utilised during year R'm	Other R'm	Balance at 31 March 2007 R'm
Overage	1	8	(8)	–	1
Turnover rent	8	4	(5)	–	7
Onerous leases	13	–	(9)	–	4
	22	12	(22)	–	12

- Overage

  The provision represents royalties which are payable by Nu Metro Distribution to the studio houses. The provision is based on royalty percentages and the amount finally paid is dependent on the performance of the film.

- Turnover rent

  The provision is in respect of certain Exclusive Books stores and represents the excess of "turnover rent" over "base rent" which is payable to landlords.

- Onerous leases

  The provision arises in Nu Metro Theatres and is in respect of sub-economic leases. The provision is calculated based on discounted future rental costs.

26. FINANCIAL INSTRUMENTS

26.1 Foreign currency exposure

The group operates in the global business environment and therefore enters into transactions in currencies other than functional currencies. Exposure to the risk of fluctuating exchange rates is reduced by the use of forward exchange contracts. The group does not enter into derivative contracts for speculative purposes.

At the balance sheet date, the group had contracted to pay the following amounts under forward exchange contracts:

	Foreign amounts			Rand contract amounts			Rand fair value amounts		
	2007 m	2006 m	2005 m	2007 R'm	2006 R'm	2005 R'm	2007 R'm	2006 R'm	2005 R'm
US dollar	–	5	4	2	30	24	3	31	24
British pound	–	–	–	4	4	4	4	4	4
Euro	–	1	2	–	7	19	–	7	19
Hong Kong dollar	1	2	1	1	2	1	1	2	1
Singapore dollar	2	2	2	11	6	8	11	6	8
Canadian dollar		–	–	–	1	1	–	1	1
				18	50	57	19	51	57

Included in the group balance sheet are the following amounts denominated in currencies other than the functional currency of the relevant entities:

	2007 R'm			2006 R'm			2005 R'm		
	South Africa	Rest of Africa	Other overseas operations	South Africa	Rest of Africa	Other overseas operations	South Africa	Rest of Africa	Other overseas operations
ASSETS									
Non-current assets									
British pound	–	–	36	–	–	24	–	–	26
Australian dollar	–	–	21	–	–	14	–	–	13
New Zealand dollar	–	–	7	–	–	5	–	–	7
Botswana pula	–	7	–	–	5	–	–	4	–
Kenyan shilling	–	24	–	–	20	–	–	5	–
Nigerian naira	–	59	–	–	89	–	–	19	–
Current assets									
US dollar	–	–	–	3	–	–	3	–	–
British pound	–	–	65	–	–	46	–	–	52
Australian dollar	–	–	24	–	–	11	–	–	12
New Zealand dollar	–	–	3	–	–	2	–	–	2
Kenyan shilling	–	3	–	–	3	–	–	2	–
Nigerian naira	–	15	–	–	20	–	–	3	–
	–	108	156	3	137	102	3	33	112

26. FINANCIAL INSTRUMENTS (continued)

26.1 Foreign currency exposure (continued)

	2007 R'm			2006 R'm			2005 R'm		
	South Africa	Rest of Africa	Other overseas operations	South Africa	Rest of Africa	Other overseas operations	South Africa	Rest of Africa	Other overseas operations
LIABILITIES									
Non-current liabilities									
US dollar	–	–	–	7	–	–	–	–	–
British pound	–	–	2	–	–	1	–	–	1
Kenyan shilling	–	49	–	–	3	–	–	1	–
Nigerian naira	–	150	–	–	37	–	–	14	–
Current liabilities									
US dollar	–	–	–	2	–	–	8	–	–
British pound	2	–	115	1	–	106	–	–	108
Australian dollar	–	–	21	–	–	9	–	–	10
New Zealand dollar	–	–	3	–	–	2	–	1	2
Botswana pula	–	1	–	–	1	–	–	4	–
Kenyan shilling	–	15	–	–	8	–	–	3	–
Nigerian naira	–	47	–	–	15	–	–	1	–
	2	262	141	10	64	118	8	24	121

26.2 Interest rate risk

The group is exposed to interest rate risk where it is in an interest bearing borrowed position.

26.3 Concentration of credit risk

The group's credit risk is primarily attributable to its trade and other receivables and its bank balances, deposits and cash. The group has no significant concentration of credit risk as its exposure is spread over a large number of customers. The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by management based on prior experience and the current economic environment.

26.4 Fair value of financial assets and liabilities

	2007 R'm	2006 R'm	2005 R'm
Long-term receivables	1	22	23
Trade and other receivables	898	795	718
Bank balances, deposits and cash	333	301	437
Trade and other payables	(906)	(806)	(748)
Bank overdrafts and short-term borrowings	(148)	(62)	(119)

Financial assets and liabilities are carried at fair value.

26.5 Exchange rates to South African Rand

Year-end closing rates	2007	2006	2005
US dollar	7,28	6,13	6,24
British pound	14,34	10,64	11,79
Euro	9,69	7,46	8,09
Australian dollar	5,85	4,41	4,83
New Zealand dollar	5,18	3,77	4,45
Botswana pula	1,16	1,14	1,36
Kenyan shilling	0,11	0,09	0,08
Nigerian naira	0,06	0,05	0,05
Ghanaian cedi (per 100)	0,08	0,07	0,07

	2007 R'm	2006 R'm	2005 R'm
27. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH GENERATED BY OPERATIONS			
Profit before taxation	325	321	275
Adjustments for:			
Share of profits of associates	(6)	(4)	(4)
Finance income	(27)	(23)	(24)
Finance costs	23	17	15
Depreciation	78	69	74
Amortisation	13	15	10
Goodwill impairment	5	2	4
Increase in post-retirement benefits liabilities	27	11	(2)
Non-cash portion of exceptional items	61	(13)	(13)
Loss on disposal of property, plant and equipment	4	–	–
Impairment of property, plant and equipment	–	3	–
Other non-cash items	7	(10)	(21)
Operating cash flows before movements in working capital	510	388	314
Movements in working capital	(76)	(65)	22
(Increase) decrease in inventories	(55)	(37)	5
Increase in trade and other receivables	(86)	(85)	(32)
Increase in trade and other payables	65	57	49
Net cash generated by operations	434	323	336
28. INCOME FROM INVESTMENTS			
Cash dividends received from:			
Associates	1	1	1
Investments	1	–	1
	2	1	2

	2007 R'm	2006 R'm	2005 R'm
29. ACQUISITIONS AND DISPOSALS OF INTERESTS IN JOINT VENTURES, ASSOCIATES AND OTHER INVESTMENTS			
Joint ventures			
Disposal of interest in joint ventures:			
Net assets disposed			
Property, plant and equipment	–	(7)	–
Goodwill	–	(6)	–
Other intangible assets	–	(8)	–
Other non-current assets	–	(6)	–
Bank balances, deposits and cash	–	(4)	–
Long-term borrowings	–	1	–
Net current liabilities	–	4	–
Total net assets disposed	–	(26)	–
Profit on disposal	–	(13)	–
Total consideration	–	(39)	–
Settled by:			
Cash	–	39	–
Net cash inflow arising on disposals			
Cash consideration received	–	39	–
Net bank balances, deposits and cash disposed	–	(4)	–
	–	35	–
Associates			
Net decrease in loans	5	1	–
Acquisition of minority interests in subsidiaries	(60)	(9)	–

30. ACQUISITION AND DISPOSAL OF SUBSIDIARIES

30.1 Acquisition of subsidiaries

	2007 R'm	2006 R'm	2005 R'm
Net assets acquired			
Property, plant and equipment	15	–	22
Intangible assets	–	–	14
Other non-current assets	–	–	12
Bank balances, deposits and cash	4	3	27
Long-term borrowings	(19)	–	(13)
Net current liabilities	(9)	(3)	8
Total net (liabilities) assets acquired	(9)	–	70
Minority interests	(1)	–	(7)
Goodwill	23	5	32
Total consideration	13	5	95
Settled by:			
Cash	(9)	(5)	(95)
Net cash outflow arising on acquisitions			
Cash consideration paid	(9)	(5)	(95)
Net bank balances, deposits and cash acquired	4	3	27
	(5)	(2)	(68)

	2007 R'm	2006 R'm	2005 R'm
30. ACQUISITION AND DISPOSAL OF SUBSIDIARIES (continued)			
30.2 Disposal of subsidiaries			
Net assets disposed			
Property, plant and equipment	(1)	–	(1)
Other non-current assets	(5)	–	(4)
Bank balances, deposits and cash	(5)	–	(1)
Net current liabilities	3	(1)	1
Total net assets disposed	(8)	(1)	(5)
Minority interest	1	–	–
Profit (loss) on disposal	1	1	(3)
Total consideration	(6)	–	(8)
Satisfied by:			
Cash	6	–	(8)
Net cash inflow arising on disposals			
Cash consideration received	6	–	8
Net bank balances, deposits and cash disposed	(5)	–	(1)
	1	–	7

31. ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT

	2007 R'm	2006 R'm	2005 R'm
Additions			
to maintain operations	58	53	34
to expand operations	85	45	70
Total additions (Note 13)	143	98	104

32. CASH AND CASH EQUIVALENTS

	2007 R'm	2006 R'm	2005 R'm
Bank balances, deposits and cash	333	301	437
Bank overdrafts (Note 21)	(87)	(13)	(72)
	246	288	365

Bank balances, deposits and cash have original maturities of three months or less. The carrying amounts of these assets approximate their fair values.

	2007 R'm	2006 R'm	2005 R'm
Bank overdrafts are comprised as follows:			
South African Rand	63	6	68
Foreign currencies	24	7	4
	87	13	72

33. CONTINGENT LIABILITIES AND COMMITMENTS

	2007 R'm	2006 R'm	2005 R'm
Claims which may result from pending litigation	11	4	14
Licence fee dispute with the South African Revenue Service	13	12	11
	24	16	25

	2007 R'm	2006 R'm	2005 R'm
34. CAPITAL EXPENDITURE COMMITMENTS			
Contracted but not provided for	7	12	3
Authorised but not yet contracted for	6	10	6
	13	22	9

The capital expenditure will be financed from cash resources.

35. LEASE COMMITMENTS

	2007 R'm	2006 R'm	2005 R'm
At the balance sheet date, the group had outstanding commitments for future minimum lease payments under non-cancellable operating leases which fall due, as follows:			
Within one year	127	109	113
In the second to fifth years, inclusive	441	419	429
After five years	144	154	239
	712	682	781

Lease payments recognised in income are reflected in Note 4.

36. RETIREMENT BENEFIT PLANS

The group has retirement benefit plans covering substantially all employees. Eligible employees are members of either defined contribution or defined benefit plans administered by the group, or are members of funds associated with industry or employee organisations.

The South African retirement benefit plans are governed by the Pension Funds Act, 1956. The assets of the plans are held separately from those of the group, in funds under the control of trustees. The cost charged to income represents contributions payable to the plans by the group at rates specified in the rules of each plan (Note 4).

Defined contribution plans

The defined contribution plans are designed to provide a lump sum on retirement or a combination of a lump sum and a pension. The benefits are dependent on the investment performance of the plans. Both employees and group companies contribute to the plans on a fixed contribution basis. Apart from contributions paid the group has no further obligations in respect of these plans.

The Johnnic Communications Limited Pension Fund, although it is principally a defined contribution plan, includes an element of defined benefits. Details relating to the fund's defined benefit membership are presented below.

Valuations are done at three-year intervals. The last one was done for 2004 when the principal actuarial assumptions used were:

	2004
Discount rate	5,0% p.a.
Expected return on plan assets	9,7% p.a.
Future salary increase	6,5% p.a.
Future pension increase	4,5% p.a.
The membership of the fund was:	
In-service members	37

36. RETIREMENT BENEFIT PLANS (continued)

The financial condition of the fund was:

	R'm
Fair value of plan assets	16
Fair value of plan liabilities	(16)
Fair value of plan surplus	–

	2007 R'm	2006 R'm	2005 R'm
Amounts recognised in income are as follows (Note 4):			
Current service cost	1	–	–

Defined benefit plan

It is the policy of the group to ensure that The Johnnic Entertainment Limited Pension Fund is adequately funded to provide for the pension liabilities of members of the fund. The current service cost is charged to the income statement in the year in which the related services are rendered by the in-service members. Actuarial valuations are carried out at three-year intervals by independent actuaries using the projected unit credit method. The effects of differences between assumptions and actual experience, changes in actuarial assumptions, and amendments to plans are spread over the estimated average remaining working lives of employees. The statutory actuarial valuation prepared at 31 December 2001, concluded that the fund was in a sound financial condition at that date. The draft statutory actuarial valuation at 31 December 2004 also concluded that the fund was in a sound financial condition at that date.

The principal actuarial assumptions used in the valuations were:

	2004
Discount rate	4,0% p.a.
Expected return on plan assets	7,9% p.a.
Future salary increase	5,0% p.a.
Future pension increase	1,8% p.a.
The membership of the fund was:	
In-service members	20
Pensioner members	476
	496

The financial condition of the fund was as follows:

	R'm
Fair value of plan assets	132
Fair value of plan liabilities	(132)
Fair value of plan surplus	–

The 2004 draft valuation takes into account the surplus apportionment scheme approved by the plan's trustees. An employer's surplus account of R13 million is included in the fair value of plan liabilities.

Amounts recognised in income are as follows (Note 4):

	2007 R'm	2006 R'm	2005 R'm
Current service cost	1	1	1

	2007	2006	2005

37. JOINT VENTURES

	%	%	%
I-Net Bridge (Proprietary) Limited	83,3	83,3	83,3
BDFM Publishers (Proprietary) Limited	50,0	50,0	50,0
African Business Channel (Proprietary) Limited	50,0	50,0	50,0
Northern Titles (Proprietary) Limited	50,0	50,0	50,0
Nu Metro (Village Market) (Proprietary) Limited	–	50,0	50,0
MTN Network Solutions (Proprietary) Limited	–	–	40,0

The following amounts are included in the group's financial statements as a result of proportionate consolidation of the joint ventures:

	R	R	R
Revenue	251	238	241
Profit from operations	19	22	15
Non-current assets	43	66	72
Current assets	84	81	78
Non-current liabilities	79	110	150
Current liabilities	105	110	42
Cash and cash equivalents	43	41	32
Contingent liabilities and commitments	13	12	11

Appendix 1

Group interests in associates
at 31 March

Associate	Principal activity	Country of incorporation	Financial year-end	Effective interest			Cost less amount written off			Loans			Share of post-acquisition reserves			Total		
				2007 %	2006 %	2005 %	2007 R'm	2006 R'm	2005 R'm	2007 R'm	2006 R'm	2005 R'm	2007 R'm	2006 R'm	2005 R'm	2007 R'm	2006 R'm	2005 R'm
Unlisted																		
Allied Media Distributors (Pty) Limited	Distribution of publications	South Africa	December	30,0	30,0	30,0	–	–	–	–	–	–	2	1	1	2	1	1
Allied Publishing Limited	Distribution of publications	South Africa	December	50,0	50,0	50,0	1	1	1	–	2	2	1	1	1	2	4	4
Banner News Agency (Pty) Limited	Property investment holding	South Africa	December	28,6	28,6	28,6	–	–	–	–	–	–	–	–	–	–	–	–
Exclusive Books Airport (Pty) Limited	Book retail	South Africa	March	40,0	40,0	40,0	–	–	–	1	2	2	1	–	–	2	2	2
Random House (Pty) Limited	Book publishing	South Africa	December	25,0	25,0	25,0	–	–	–	–	–	–	7	6	5	7	6	5
The Newspaper Printing Company	Printing	South Africa	December	35,0	35,0	35,0	–	–	–	24	24	24	–	–	–	24	24	24
Three Groups Cinemas (Pty) Limited	Cinemas	South Africa	March	50,0	50,0	50,0	–	–	–	1	3	4	5	3	1	6	6	5
Trade Mark Television Productions (Pty) Limited	Entertainment	South Africa	February	30,0	30,0	30,0	1	1	1	–	–	–	–	–	–	1	1	1
Warner Music Gallo Africa	Music	South Africa	December	40,0	–	–	–	–	–	–	–	–	1	–	–	1	–	–
							2	2	2	26	31	32	17	11	8	45	44	42

Appendix 2

Group attributable interests in associates

	2007 R'm	2006 R'm	2005 R'm
BALANCE SHEET			
ASSETS AND LIABILITIES			
Tangible and intangible assets	22	21	21
Investments and long-term receivables	3	3	2
Current assets	68	64	64
Total assets	93	88	87
Long-term borrowings	35	37	37
Current liabilities	40	39	41
Total liabilities	75	76	78
Attributable net asset value	18	12	9
Indebtedness	26	31	32
Other	1	1	1
Book value	45	44	42
INCOME STATEMENT			
Revenue	241	195	123
Profit before taxation	9	6	5
Taxation	(3)	(2)	(1)
Profit for year	6	4	4
Attributable to:			
Ordinary shareholders	6	4	4
Minority interest	–	–	–
	6	4	4

INDEPENDENT REPORTING ACCOUNTANTS' REPORT ON THE HISTORICAL FINANCIAL INFORMATION

"The Directors
ElementOne
4 Biermann Avenue
Rosebank
2196

15 February 2008

Dear Directors

INDEPENDENT REPORTING ACCOUNTANTS' REPORT ON THE HISTORICAL FINANCIAL INFORMATION OF THE OPERATING MEDIA AND ENTERTAINMENT ASSETS OF AVUSA LIMITED (AS DEFINED IN THE PRE-LISTING STATEMENT)

Introduction

At your request and for the purposes of the pre-listing statement to ElementOne (as defined on page 5 of this pre-listing statement) shareholders, to be dated on or about 25 February 2008, we present our report on the historical financial information of the operating media and entertainment assets of Avusa, as set out in Annexure 1 and Annexure 2 to the pre-listing statement, in compliance with the Listings Requirements of the JSE Limited ("JSE").

Responsibility

The compilation, contents and presentation of the pre-listing statement are the responsibility of the company's directors. Our responsibility is to express an opinion on the historical financial information included as Annexure 1 and Annexure 2 to the pre-listing statement.

Scope

We have audited the historical financial information of Avusa for the year ended 31 March 2007, and reviewed the financial information for the years ended 31 March 2005 and 31 March 2006, and the historical financial information for the six months ended 30 September 2007.

Basis of opinion

Audit opinion

We conducted our audit in accordance with Statements of International Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the historical financial information relating to the year ended 31 March 2007 is free of material misstatement.

An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures of the abovementioned historical financial information;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall historical financial information presentation.

We believe that our audit provides a reasonable basis for our audit opinion.

Review opinion

We conducted our review in accordance with the International Standard on Review Engagements 2410 applicable to the review of Financial Information. This standard requires that we plan and perform the review to obtain moderate assurance that the historical financial information for the years ended 31 March 2005 and 31 March 2006 and the six months ended 30 September 2007, presented in terms of International Financial Reporting Standards ("IFRS") and IAS 34, is free of material misstatement. A review is limited primarily to enquiries of company personnel and analytical procedures applied to financial data and this provides less assurance than an audit. We have not performed an audit of the abovementioned historical financial information and, accordingly, we do not express an audit opinion thereon.

Opinion

Audit opinion

In our opinion, the historical financial information of Avusa for the year ended 31 March 2007 fairly presents, in all material respects, the financial position at that date, and the results of the operations and cash flows for the year then ended in accordance with IFRS and the JSE Listings Requirements.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the historical financial information of Avusa for the years ended 31 March 2005 and 31 March 2006 and for the six months ended 30 September 2007, is not fairly presented, in all material respects, in accordance with IFRS, IAS 34 and the JSE Listings Requirements.

Consent

We have consented to the inclusion of this report, which will form part of the pre-listing statement to shareholders of ElementOne, to be issued on or about 25 February 2008, in the form and context in which it appears.

Yours faithfully

Deloitte & Touche
Registered Auditors

Per **M H Holme**
Partner

Buildings 1 and 2, Deloitte Place
The Woodlands, Woodlands Drive
Sandton, 2196

National Executive: G G Gelink Chief Executive A E Swiegers Chief Operating Officer G M Pinnock Audit
D L Kennedy Tax L Geeringh Consulting L Bam Strategy C R Beukman Finance T J Brown Clients & Markets
N T Mtoba Chairman of the Board J Rhynes Deputy Chairman of the Board

A full list of partners and directors is available on request"

DETAILS OF MAJOR SUBSIDIARIES OF AVUSA

Subsidiary

Unlisted company and registration number	Principal activity	Country and date of incorporation	Number of shares in issue	Issued ordinary share capital R'm	Interest in ordinary share capital %
Avusa Media Limited (Registration number 1952/003139/06)	Newspaper, magazine and digital publishing and distribution	South Africa 24 December 1952	200 000 000	*	100
Avusa Retail Limited (Registration number 1903/002033/06)	Book retail and cinemas	South Africa 24 December 1903	103 930	*	100
New Holland Publishing (Proprietary) Limited (Registration number 1965/009684/07)	Books and maps publishing and distribution	South Africa 19 November 1965	1 000 000	*	100
Avusa Entertainment Limited (Registration number 1936/008061/06)	Investment holding	South Africa 18 May 1936	387 137 245	4	100
Avusa Africa Mediatainment (Proprietary) Limited (Registration number 2001/002522/07)	Media and entertainment	South Africa 5 February 2001	100	*	100
Gallo Africa Limited (Registration number 1926/008507/06)	Music production and distribution	South Africa 8 February 1926	52 517 043	13	100

*Less than R1 million

In addition, Avusa has interests in the following associates:

Associate	Principal activity	Holding %
Unlisted		
Allied Media Distributors (Proprietary) Limited	Distribution of publications	30
Allied Publishing Limited	Distribution of publications	50
Banner News Agency (Proprietary) Limited	Property company	29
Exclusive Books Airport (Proprietary) Limited	Book retail	40
Random House (Proprietary) Limited	Book publishing	25
The Newspaper Printing Company	Printing	35
Three Groups Cinemas (Proprietary) Limited	Cinemas	50
Trade Mark Television Productions (Proprietary) Limited	Entertainment	30
Warner Music Gallo Africa (Proprietary) Limited	Music	40

CORPORATE GOVERNANCE AND KING CODE

PRINCIPLES AND IMPLEMENTATION OF CORPORATE GOVERNANCE

The directors of Avusa are committed to the principles of corporate governance set out in the King Report on Corporate Governance for South Africa – 2002 ("King II") and international best practice, and are ultimately responsible for the performance and affairs of Avusa. This includes a strong focus on compliance with the qualitative aspects of corporate governance to ensure that implementation matches the needs of the business.

BOARD OF DIRECTORS

The company has a unitary board. There are five independent non-executive directors and two executive directors.

The board believes that its directors have a diverse range of expertise and experience, and the professional and industry knowledge required to meet the group's strategic objectives.

The board has a clearly defined charter which sets out its roles and responsibilities and is closely aligned to the requirements of King II. The board is responsible for approving the corporate strategy. Annual strategic review meetings enable comprehensive objectives to be developed for the group, its divisions, executives and senior management. The board oversees and monitors the progress of the business at quarterly board meetings, with additional meetings held as required. The board is also responsible for selecting the group chief executive officer and ensuring a succession plan is in place. Board meetings are conducted within the parameters of the board charter. Strategy, financial and operational performances, investment opportunities and transformation are debated thoroughly before decisions are taken by the board.

The board has an approvals framework in place which is regularly reviewed and updated. It clearly sets out the authority levels for the board, its committees and executive management. Matters specifically reserved for the board's decision include adopting the strategic direction of Avusa, approving financial reports for public disclosure, approving the budget, reviewing operating results, the risk management strategy, the effectiveness of corporate governance practices and policies and approving significant capital expenditure.

The roles of chairperson and group chief executive officer are separate. The chairperson provides overall leadership to the board without limiting the principles of collective responsibility for board decisions. The chairperson has no executive functions. The group chief executive officer takes responsibility for developing and recommending to the board a long-term strategy and vision for the company, as well as the annual business plans and budgets to support the strategy. The group chief executive officer provides the final executive authority and responsibility to effectively and efficiently run the company on a day-to-day basis and acts as the main link between the company and the board and is the leading interface between the board and executive management.

All board members are required to disclose their shareholdings in Avusa, other directorships and any potential conflicts of interest.

BOARD COMMITTEES

The following committees will assist the board in discharging its responsibilities and obligations: audit and risk committee, investment committee, remuneration and nominations committee, human resources and transformation committee and executive committee.

All committees will report to the board on their activities. The board is cognisant that this does not detract from its ultimate responsibility and accountability for the affairs and performance of the company.

The members of the permanent board committees (other than the human resources and transformation committee and the executive committee) will consist of non-executive directors. Executive management and outside service providers and experts will attend by invitation as required.

Audit and risk committee

The committee carries out the following functions in terms of its charter:

- reviews the half-year and year-end financial results and recommends their adoption to the board;
- considers and approves the accounting policies, disclosures, significant provisions and estimates and other potentially controversial financial issues;
- considers and recommends to the board whether the group should be regarded as a going concern;
- based on reports from management, internal and external auditors, assesses financial and operational risk areas, systems of internal controls, policies and procedures for controlling the company's assets and information systems, the integrity and reliability of the financial reporting process, staffing of key financial functions, and compliance with regulatory matters and reports to the board whether they can be relied upon;
- reviews the risk philosophy, strategy and policies and ensures compliance with these policies and with the overall risk profile of the company;
- monitors management's response to reported weaknesses in controls and deficiencies in systems and monitors the effectiveness of corrective action implemented;
- reviews serious cases of fraud, breakdowns in controls, reported control weaknesses and management's response to these issues;
- evaluates the independence and effectiveness of the external auditors, considers whether any non-audit services rendered by the external auditors impair their independence and recommends to the board their re-appointment or not;
- evaluates the effectiveness of the internal auditors and of the internal audit function; and
- ensures that all requirements of the Companies Act are implemented.

Members of the audit and risk committee are all financially literate. Executive directors, the external and internal auditors as well as senior financial management attend the audit committee meetings. At the conclusion of these meetings, the committee meets separately with management and with each set of auditors for candid discussions on any issues which might require attention.

The internal and external auditors have unrestricted access to the chairperson and members of the audit committee.

Investment committee

This committee's mandate is to review potential acquisitions and disposals in terms of clearly-defined criteria and to make recommendations to the board.

The committee considers investments for the group, covering both internally developed and external opportunities. Executive and divisional management attend by invitation as required.

Remuneration and nominations committee

The remuneration and nominations committee's mandate is to determine the company's remuneration philosophy and policy for directors and senior management, for recommendation to the board.

The committee is also responsible for recommending new executive and non-executive directors to the board, taking into account best practice regarding the composition of the board in general and the balance between executive and non-executive directors, including independent directors.

Human resources and transformation committee

The human resources and transformation committee is tasked with overseeing and providing guidance on the implementation of the group's employment equity policy and black economic empowerment plan.

Executive committee

The executive committee meets quarterly. Its mandate includes the recommendation of the strategic direction of the company to the board of directors. The executive committee pursues business opportunities in the best interests of the company and the group, including the implementation and review of investment decisions.

Business unit management committee meetings are held quarterly, ensuring the appropriate oversight of the key businesses at an executive level. Group issues raised at the operational management committee level are referred to the executive committee for consideration.

COMPANY SECRETARIAL FUNCTION

The company secretary is required to provide the directors, collectively and individually, with detailed guidance on their duties, responsibilities and powers. Directors have unrestricted access to the advice and services of the company secretary, who plays an active role in the corporate governance process.

The company secretary assists in determining the annual board plan and board agenda, and in formulating governance and board-related issues. The company secretary is also closely involved in the induction and orientation of new directors.

ACCOUNTABILITY AND AUDIT

External audit

The external auditors are responsible for reporting on whether the financial statements are fairly presented in conformity with International Financial Reporting Standards and the Companies Act. The external auditors offer reasonable, but not absolute, assurance on the accuracy of financial disclosures. The preparation of all financial statements is the responsibility of management and the board.

Consultation occurs between external and internal auditors to ensure an efficient and comprehensive audit process. Co-ordination of efforts involve periodic meetings to discuss matters of mutual interest, the exchange of working papers, and a common understanding of auditing techniques and methods. The audit and risk committee determines the principles for approving the use of the external auditors for non-audit services.

Internal audit

The internal audit function is provided by an in-house internal audit department as well as by an external service provider, Sizwe Ntsaluba VSP. The roles and functions of both sets of internal auditors are defined by the standards of the Institute of Internal Auditors.

Internal audit provides an independent, objective assurance which adds value to business processes and to management in a manner which enhances the group's operations. It assists the group in accomplishing its objectives by bringing a systematic, disciplined approach to evaluating the effectiveness of the group's risk management, control and governance processes.

Internal audit plans cover matters identified in risk management assessments as well as issues highlighted by the board, the audit and risk committee, executive directors and senior management. The audit and risk committee approves the internal audit work plan.

Financial and operational risks and controls

Risk governance operates within a strongly-defined structure which is agreed by the board and monitored by the audit and risk committee. The objectives are to identify the level of risk appropriate to the group, taking into account the need to increase shareholder value through an entrepreneurial culture and ensuring that the group achieves its objectives. Risk identification includes both actual and potential risks. The potential impact of key risks is quantified and measured against a broad set of assumptions.

Steps to mitigate risks and compensating controls are implemented and monitored. This process is recorded in a critical risk areas document which covers a broad range of issues including physical and operational risks, human resources risks, technology risks, business continuity and disaster recovery risks, credit and market risks, and compliance risks. All operational management committees review and update their own critical risk areas at least twice a year.

Systems of internal financial controls include written policies and procedures and clearly defined lines of responsibility and accountability. Actual financial results are reviewed and discussed at business unit management committee meetings and subsidiary and group board levels.

Operational risks are managed by ensuring that the appropriate infrastructure, controls, systems and people are in place across the group. An independent hotline is available to enable any suspected irregularity involving employees, stakeholders and any third parties who have a business relationship with Avusa to be reported, with appropriate action then taken.

Catastrophe insurance and contingency plans are in place to ensure ongoing product and service delivery under adverse conditions.

The board is satisfied that an adequate ongoing risk management process is in place which identifies, evaluates and manages the key risks faced by the group.

Directors' responsibility

The directors acknowledge their responsibility for the adequacy of the accounting records, the effectiveness of risk management and the internal control environment, the appropriateness of accounting policies, and the bases of estimates and provisions. The directors also acknowledge their responsibility for preparing the annual financial statements, adhering to applicable accounting standards, and preparing related information which fairly presents the state of affairs and the results of the company and of the group.

INTEGRATED SUSTAINABILITY REPORTING

Avusa takes into account economic, social, cultural, safety, health and environmental concerns in the conduct of its business. It recognises its obligation to ensure the safety and health of its employees and the social upliftment of underprivileged communities.

BUSINESS ETHICS INCLUDING CODE OF CONDUCT

The group maintains the highest standards of compliance with applicable laws and regulations. All dealings with stakeholders are predicated on the principles of integrity and ethics. The code of conduct and ethics is incorporated into the group human resources manual and has been communicated within the group and with external parties. Avusa conducts its business through fair and commercially competitive practices, and trades with suppliers who subscribe to similar ethical standards.

SHARE DEALINGS BY DIRECTORS AND MANAGEMENT

In line with best practice and regulatory and statutory obligations, directors and management may not deal, directly or indirectly, in the company's shares during specific closed periods. This includes participants in the share incentive schemes. These closed periods operate from year-end to the announcement of annual results and from half-year-end to the announcement of interim results.

Restrictions on share dealings are also applied during any other period considered sensitive in terms of the requirements of the JSE.

All directors and the company secretary require the prior approval of the chairperson or the group chief executive officer prior to dealing in the company's shares.

COMMUNICATIONS WITH STAKEHOLDERS

The chairperson and executive directors engage in dialogue with major shareholders, institutional investors, analysts and the media, with presentations made when announcing the group's year-end results.

Avusa is actively engaged in a variety of industry bodies, including the World Association of Newspapers, Print Media of South Africa, the Newspaper Association of South Africa, the Magazine Publishers Association of South Africa, the Southern African Federation Against Copyright Theft, the National Organisation for Reproduction Rights in Music in South Africa, the Recording Industry of South Africa, the South African Music Rights Association, the Publishing Association of South Africa and the Internal Map and Travel Association, through funding and also by means of executive and divisional management playing leading roles in industry bodies.

Financial results are published in the press, with shareholders receiving a copy. Shareholders are encouraged to attend the annual general meeting of the company. Extensive information is also provided on the company website (www.avusa.co.za).

EXTRACTS FROM THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF AVUSA

21. PROCEEDINGS AT GENERAL MEETINGS

21.1 Unless a general meeting determines that there shall be a greater quorum, a quorum for a general meeting shall be the minimum number required by the Companies Act, namely three members entitled to vote, present in person or represented by an authorised representative.

21.2 Should a quorum not be present within 30 (thirty) minutes after the appointed time for a general meeting, the general meeting, if convened by or on a requisition of members, shall be dissolved and in any other case shall stand adjourned to the same day (or if that day is not a business day, the next business day thereafter) in the following week at the same time and place and a quorum at the resumption of a general meeting shall be the minimum number required by the Companies Act.

21.3 The chairman, or failing him, a deputy chairman of the directors (or if more than one of them is present and willing to act, the most senior of them) shall be the chairman of each general meeting. If no chairman or deputy chairman is present and willing to act, the directors present shall elect one of their number or, if no director is present and willing to act, the members present shall elect one of their number, to be chairman of that general meeting.

21.4 The chairman of a general meeting shall, if obliged to do so in terms of the Companies Act, and may, in his discretion in any other circumstance, adjourn that general meeting from time to time.

21.5 Subject to the provisions of the Companies Act, it shall not be necessary to give notice of any adjournment of a general meeting.

21.6 No business shall be transacted at the resumption of any adjourned general meeting other than the business left unfinished at the general meeting from which the adjournment took place.

21.7 Subject to any restriction as to voting to which any member or share may be subject, a member who is present in person, by authorised representative or by proxy shall have one vote on a show of hands and, on a poll, shall be entitled to one vote in respect of each share held.

21.8 At any general meeting a resolution put to the vote shall be decided by a show of hands unless a poll is demanded (on or before the declaration of the result of a show of hands) by:

21.8.1 the chairman of the meeting; or

21.8.2 not less than 5 (five) members having the right to vote at the general meeting; or

21.8.3 a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the general meeting; or

21.8.4 a member or members entitled to vote at the general meeting and holding in the aggregate not less than one-tenth of the issued share capital of the company.

21.9 On a show of hands at a general meeting a declaration by the chairman as to the result of the voting on any particular resolution and an entry to that effect in the minutes shall be conclusive proof of that result, without proof of the number or proportions of votes recorded in favour of, against and as abstaining from voting on such resolution.

21.10 If a poll is demanded at a general meeting:

21.10.1 upon election by the chairman or on an adjournment, the poll shall be taken immediately and in such manner as the general meeting determines, and a poll on any other question shall be taken at such time and in such manner as the chairman of the general meeting directs;

21.10.2 the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded;

21.10.3 the demand shall not preclude the general meeting from considering any question other than that on which the poll has been demanded unless the general meeting decides otherwise;

21.10.4 the demand may be withdrawn at any time.

21.11 No objection shall be taken to the admission or rejection of any vote except at the general meeting at which the vote in dispute is cast, or, if it is adjourned, the resumption thereof. The chairman of that general meeting or resumed general meeting shall determine any issue raised by such objection and his determination shall be final and binding.

21.12 Subject to the Companies Act and the articles, the chairman of any general meeting shall determine the procedure to be followed at that meeting.

24. DIRECTORS

24.1 Subject to the provisions of the Companies Act and unless otherwise determined by a general meeting, the number of directors shall not be less than 4 (four) and not more than 20 (twenty).

24.2 A general meeting or the directors shall have the power, from time to time, to appoint anyone as a director, either to fill a vacancy in the directors or as an additional director, provided that:

24.2.1 the total number of directors shall not at any time exceed the maximum number fixed by or in accordance with the articles;

24.2.2 the appointment of any director appointed by the directors in terms of this Article 24.2 shall cease at the conclusion of the next annual general meeting, unless it is confirmed at that annual general meeting.

24.3 If, and for so long as the number of directors is reduced below the minimum number of directors required to act as such for the time being, the continuing directors may act, notwithstanding any vacancy in their number but then only to:

24.3.1 increase the number of directors to the required minimum; or

24.3.2 summon a general meeting, provided that if there is no director able or willing to act, then any member may convene a general meeting for that purpose.

24.4 Neither a director nor an alternate director shall be obliged to hold any qualification shares.

24.5 The remuneration of the directors for their services as such shall be determined from time to time by a general meeting.

24.6 A director may be employed in any other capacity in the company or as a director or employee of a company controlled by the company, on such terms and conditions as to remuneration and otherwise as may be determined from time to time by a disinterested quorum of directors (which shall, insofar as remuneration is concerned, take into account the recommendations of the remuneration committee).

24.7 The directors shall:

24.7.1 be paid all travelling, subsistence and other expenses properly incurred by them in the execution of their duties in or about the business of the company;

24.7.2 if required to perform extra services or to reside abroad or otherwise be specifically occupied about the company's business, be entitled to receive such remuneration,

as may be authorised or ratified by a disinterested quorum of directors, which shall take into account the recommendations of the remuneration committee.

26. POWERS AND DUTIES OF THE DIRECTORS

Subject to any limitation imposed by the articles, the management of the business of the company shall vest in the directors. In addition to and without limitation of the powers expressly conferred upon the directors by the Companies Act or the articles, they may:

26.1 exercise or delegate to any one or more persons all or any such powers; and

26.2 do or delegate to any one or more persons the doing of all or any such acts (including the right to sub-delegate),

as may be exercised or done by the company and are not in terms of the Companies Act or by the articles expressly directed or required to be exercised or done by a general meeting, subject, nevertheless, to that management not being inconsistent with any resolution passed by a general meeting. No such resolution passed by a general meeting shall invalidate any prior act of the directors or any delegatee.

28. BORROWING POWERS

The:

28.1 borrowing powers of the company; and

28.2 powers of the company to mortgage or encumber its undertaking and property or any part thereof and to issue debentures or debenture stock (whether secured or unsecured), whether outright or as security for any debt, liability or obligation of the company or of any third party,

shall be unlimited and shall be exercised by the directors.

29. INTERESTS OF DIRECTORS

29.1 Subject to compliance with the provisions of the Companies Act, a director shall not be liable (in the absence of any agreement to the contrary) to account to the company for any profit or other benefit arising out of any contract entered into by the company in which he is directly or indirectly interested.

29.2 A director shall not:

29.2.1 be counted in a quorum for the purpose of a meeting of directors at which he is present to consider any matter; nor

29.2.2 be entitled to vote in regard to any matter,

relating to any existing or proposed contract or arrangement in which he has an interest.

32. EXECUTIVE DIRECTORS

The directors may appoint from time to time one or more of the directors as executive directors and one of the directors as the CEO, on such terms and conditions as to remuneration and otherwise as may be determined from time to time by a disinterested quorum of the directors (which shall, insofar as remuneration is concerned, take into account the recommendations of the remuneration committee); provided that the appointment of any executive director or the CEO shall, without prejudice to any claim of any nature whatever which any such director may have against the company, cease if for any reason he ceases to be a director.

33. ROTATION OF DIRECTORS

The directors shall retire from office on the following bases:

33.1 at each annual general meeting directors comprising one-third of the aggregate number of directors (excluding the CEO and any director referred to in Article 32) or, if their number is not three or a multiple thereof, then the number nearest to but not less than one-third of the aggregate number of directors (excluding the CEO and any director referred to in Article 32) shall retire from office;

33.2 the directors to retire in terms of Article 33.1 shall exclude any CEO and any director referred to in Article 32 and shall be those who have been longest in office since their last election, provided that if more than one of them were elected directors on the same day, those to retire shall be determined by lot unless those directors agree otherwise between themselves;

33.3 if, after the retirement of directors in terms of Article 33.1, there would remain in office any director (excluding the CEO and any director referred to in Article 32) who would have held office for three years since his last election, he shall also retire, in addition to the directors retiring in terms of Article 33.1, at such annual general meeting;

33.4 any director appointed as such by the directors after the conclusion of the company's preceding annual general meeting shall, in addition to the directors retiring in terms of Article 33.1 and Article 33.3, retire from office at the conclusion of the annual general meeting held immediately after his appointment;

33.5 a retiring director shall be eligible for re-election and, if re-elected, shall be deemed for all purposes other than Article 33.1 to Article 33.4 not to have vacated his office;

33.6 no person other than a retiring director shall be eligible for election as a director at any annual general meeting unless the directors recommend otherwise, or unless during the period of (21) twenty-one days following the end of the financial year of the company which immediately precedes such annual general meeting a member who will be entitled to attend and vote at such annual general meeting shall have lodged at the office written notice proposing such person as a director, together with the consent of that person to be elected as a director; and

33.7 a retiring director shall continue to act as director throughout the general meeting at which he retires and his retirement shall become effective only at the end of such meeting.

34. DIVIDENDS AND OTHER PAYMENTS

34.1 A general meeting or the directors may declare dividends to any one or more classes of members from time to time registered as such at a date which shall be after the date of publication of the announcement of the declaration of the dividend, provided that no greater dividend shall be declared by a general meeting than is recommended by the directors.

34.2 With the sanction of a general meeting, a company payment may be made either wholly or in part by the distribution of such specific assets in such manner as the directors may recommend or determine.

34.3 The company may transmit any company payment by:

34.3.1 ordinary post to the address of the holder of any share recorded in the register, or such other address as previously notified to the company in writing by such holder; or

34.3.2 electronic bank transfer to such bank account as previously notified to the company in writing by the holder of any share,

and the company shall not be responsible for any loss in transmission.

34.4 Any dividend payable on or in respect of a share:

34.4.1 which is unclaimed, may be retained by the company and may be invested or used as the directors may deem fit for the benefit of the company until claimed by the member concerned;

34.4.2 shall not bear interest against the company,

provided that such dividend which is retained and unclaimed for three years after the payment date of the dividend in question, shall be forfeited and revert to the company and may be dealt with by the directors as they deem fit.

34.5 The company shall, for the purpose of facilitating its winding up or deregistration, or the reduction of its share capital, any share premium account or capital redemption reserve fund, be entitled by special resolution to delegate to any bank, registered as such in accordance with the laws of the Republic, the liability to make any company payment which has not been forfeited in terms of Article 34.4.

34.6 Subject to the provisions of these articles, dividends must be payable to members recorded in the register at a date subsequent to the date of declaration of the dividend or date of approval by a general meeting of a final dividend proposed by the directors, whichever date is the later.

34.7 All moneys, other than dividends and distributions in terms of section 90 of the Companies Act due to members shall be held in trust indefinitely until lawfully claimed by the members concerned or until the company is finally wound up.

EXTRACTS FROM THE ARTICLES OF ASSOCIATION OF AVUSA AND ITS SUBSIDIARIES

COMPANY NAME		
Avusa	Article 24.5 – remuneration of directors will be determined at a general meeting.	Article 24.6 – a director may be employed in any capacity (in addition to being a director of the company), or as a director or employee of any subsidiary of the company, in which instance his remuneration will be determined by a disinterested quorum of directors. Article 27.2 – a director who performs services for the company which are outside the scope of his ordinary duties may be paid an extra remuneration, the amount to be determined by a disinterested quorum of directors. Article 32 – the CEO's remuneration will be determined by a quorum of disinterested directors taking into account the recommendations of the remuneration committee.
Avusa Media Limited	Article 72 (b) – remuneration of directors will be determined at a general meeting, after which the directors may agree in which proportion this will be divided.	Article 73 – a director who performs services for the company which are outside the scope of his ordinary duties may be paid an extra remuneration in an amount to be determined by the directors. Article 75 – a director may perform another function in the company and his remuneration will be determined by a disinterested quorum of directors. Article 98 – a director appointed to an executive office being that of managing director, assistant managing director, general manager or executive director will be entitled to an additional amount of remuneration to be determined by a disinterested quorum of directors, where possible.
Avusa Retail Limited	Article 72 (b) – remuneration of directors will be determined at a general meeting, after which the directors may agree in which proportion this will be divided.	Article 73 – a director who performs services for the company which are outside the scope of his ordinary duties may be paid an extra remuneration in an amount to be determined by the directors. Article 75 – a director may perform another function in the company and his remuneration will be determined by a disinterested quorum of directors. Article 98 – a director appointed to an executive office being that of managing director, assistant managing director, general manager or executive director will be entitled to an additional amount of remuneration to be determined by a disinterested quorum of directors, where possible.
New Holland Publishing (Proprietary) Limited	Article 38 – remuneration of directors will be determined at a general meeting.	Article 52 – the directors appoint executive and managing directors and determine their remuneration.

COMPANY NAME		
Avusa Entertainment Limited	Article 72(b) – remuneration of directors will be determined at a general meeting, after which the directors may agree in which proportion this will be divided.	Article 78.5 – the remuneration of a director who is otherwise employed by the company or by a subsidiary of the company must be determined by a disinterested quorum of directors. Article 83 – the remuneration of the managing director is determined by a disinterested quorum of directors.
Avusa Africa Mediatainment (Proprietary) Limited	Article 55 – remuneration of directors will be determined at a general meeting.	Article 62 – the remuneration of the managing director will be determined by the board of directors. Article 56 – a director who performs services to the company which are outside the scope of his ordinary duties may be remunerated an additional fixed sum, a percentage of the profits, or otherwise as determined by the general meeting.
Gallo Africa Limited	Article 38 – remuneration of directors will be determined at a general meeting.	Article 53 – a disinterested quorum of directors will determine the remuneration of the managing director or executive directors.
Avusa Management Services (Proprietary) Limited		Article 14 – a director who performs services for the company which are outside the scope of his ordinary duties may be remunerated as determined by the board of directors.

OTHER MAJOR DIRECTORSHIPS HELD BY THE DIRECTORS OF AVUSA

M E Ramano

African Harvest Strategic Investments (Pty) Ltd*
African Harvest Alternative Investments Holdings (Pty) Ltd*
African Harvest Holdings (Pty) Ltd*
African Legend Indigo*
African Legend Investments Limited (chairperson)
African Legend Computing*
African Legend Energy Holdings (Pty) Ltd
African Legend Financial Services (Pty) Ltd
African Legend Housing (Pty) Ltd*
African Legend Power (Pty) Ltd
African Legend Technologies (Pty) Ltd*
African Legend Ventures (Pty) Ltd*
African Partnerships Ltd*
Africaspeaks Cell Services (Pty) Ltd
Africaspeaks Communications (Pty) Ltd
Africaspeaks Technology (Pty) Ltd
Africa Speaks Telecommunications (Pty) Ltd
Airports Company South Africa Limited*
Apri One Investments CC*
Avusa Publishing Limited*
BDFM Publishers (Pty) Ltd
Buzram (Pty) Ltd*
CCCG 113 Investments (Pty) Ltd*
CHG Manufacturing (Pty) Ltd*
CHG Agri (Pty) Ltd*
Chevron South Africa (Pty) Ltd
Coronation Equities Ltd*
Coronation Holdings Ltd*
Dawah Investments (Pty) Ltd
Delmon Green Mutale (Pty) Ltd*
Delmon Green Trading Venda (Pty) Ltd*
Dembe Investments (Pty) Ltd*
Domba Empowerment Corporation (Pty) Ltd*
Elysium Energy Corporation (Pty) Ltd*
Endulwini Coal Limited
Factaprops 178 (Pty) Ltd
Faranani Foundation Trust – Section 21 company
Fifth Quadrant Actuaries and Consultants (Pty) Ltd*
Fifth Quadrant Actuaries and Consultants Holdings (Pty) Ltd*
Four Rivers Trading 66 (Pty) Ltd*
Frontline Africa Investments (Pty) Ltd
Galikwa (Pty) Ltd*
Greater Africa Properties (Pty) Ltd*
Huntrex 181 (Pty) Ltd*
Kapa Bokone Communications (Pty) Ltd*
Kapa Bokone Construction (Pty) Ltd*
Kapa Bokone Holdings (Pty) Ltd*
Kapa Bokone Logistics (Pty) Ltd*
KBH Resources (Pty) Ltd*

*Resigned

M E Ramano *(continued)*

Komanani Mining (Pty) Ltd*
Kutama Florists and Interior Decorations CC
Legend Capital (Pty) Ltd
Lethebo Heath Care (Pty) Ltd*
Limpopo Portland Cement (Pty) Ltd
Malembe Leisure Holdings (Pty) Ltd
Maseco Bytes IT Solutions (Pty) Ltd*
Mashuza Investment Holdings (Pty) Ltd*
Masibambane Consultants (Pty) Ltd
Masibambane Holdings (Pty) Ltd
Masivune Investments (Pty) Ltd*
Membe Investment Holding (Pty) Ltd
Membe Mining (Pty) Ltd
Naka Diamond Mining (Pty) Ltd
NE Corp Holdings (Pty) Ltd
Nephalama Agrikingdom (Pty) Ltd
Nephalama Property Investments (Pty) Ltd
Next Print Authority (Pty) Ltd*
Nikan'Abantu Holdings Ltd*
Nikan'Abantu Marketing (Pty) Ltd*
Nikan'Abantu Our Lotto Solutions (Pty) Ltd*
Nikan'Abantu Technologies (Pty) Ltd*
Nomenzi (Pty) Ltd*
Northern Province Investment Initiative – Section 21
North Park Trading 137 (Pty) Ltd
Ntsake Takalani Communications Development (Pty) Limited*
Ntsika Enterprise Promotion Agency*
Ntuthuko Trust
Nungu Trading 594 (Pty) Ltd*
Off the Shelf Investments Fifty Six (Pty) Ltd
Off the Shelf Investments Sixty Eight (Pty) Ltd
Ramano and Associates (Pty) Ltd
Ramano Educational Services CC
RZT Zelpy 5027 (Pty) Ltd
Santaco (Pty) Ltd*
Share Legend (Pty) Ltd
South African Empowerment Fund Investment Trust Company Ltd*
Star Award Solution (Pty) Ltd
Swanvest 276 (Pty) Ltd*
Takara Trading (Pty) Ltd
Telecommunication Empowerment Corporation (Pty) Ltd*
Terracotta Diamond (Pty) Ltd*
Terracotta Gold (Pty) Ltd*
Terracotta Mining and Resources (Pty) Ltd
Terracotta Platinum (Pty) Ltd
Terracotta Processing (Pty) Ltd
Thakadu Minerals (Pty) Ltd*
The Comforter's Healing Gift (Pty) Ltd*
Tshira-Xcel Solutions (Pty) Ltd*
Tshivhase Agridam (Pty) Ltd
Tshivhase Agro Business (Pty) Ltd
Tshivhase Properties (Pty) Ltd
Umthombo Promotions (Pty) Ltd*
Uni-Africa Investment Holdings Limited*
Unisecure Investments (Pty) Ltd
Vathu Africa Power (Pty) Ltd

*Resigned

M E Ramano *(continued)*

Vhathu Transport Holdings (Pty) Ltd
Vhonadembe Motor City (Pty) Ltd
Vhonadembe Properties (Pty) Ltd
Werkshell 6 Investments (Pty) Ltd
Werkshell 7 Investments (Pty) Ltd
Werkshell 8 Investments (Pty) Ltd
Werkshell 9 Investments (Pty) Ltd
Werkshell 10 Investments (Pty) Ltd
World of Platinum – Section 21 company
World of Platinum Marketing (Pty) Ltd
Zelpy 1224 (Pty) Ltd

P C Desai

All of the major Avusa subsidiaries
Allied Media Distributors (Pty) Ltd*
Allied Publishing Ltd
Banner News Agency (Pty) Ltd*
Caxton and CTP Publishers and Printers (Pty) Ltd*
Caxton Publishers and Printers Limited*
Electronic Media Network Limited*
Impala Vuwa Stationery Manufacturers (Pty) Ltd*
Random House (Pty) Ltd
SuperSport International Holdings Limited*
Three Groups Cinemas (Pty) Ltd

H Benatar

All of the major Avusa subsidiaries
Electronic Media Network Limited*
SuperSport International Holdings Limited*

M D Brand

Blue Dot Properties 45 CC
Brackprop (Pty) Ltd
Colony Connection Investments (Pty) Ltd
Corruboard (Pty) Ltd
Corruprop CC
Euroshelf Investment Holdings (Pty) Ltd
Massmart Holdings Limited
P.O.S.S.E. Investment Holdings (Pty) Ltd (in process of voluntary winding-up)
P.O.S.S.E. Management Group (Pty) Ltd (chairperson) (dormant)
Pressure Concepts CC (in liquidation)
The Sam Trust
Western Province Professional Cricket (Pty) Ltd*
Wild Peach Investment Holdings (Pty) Ltd*

L M Machaba-Abiodun

AMC International Group (chairperson and managing director)
African Leadership Group*
Liquid Rock Investment Holdings (Pty) Ltd
Protect a Partner (Pty) Ltd (chairperson and partner)

*Resigned

T R A Oliphant

African Legend Investments Limited
African Legend Financial Services (Pty) Ltd
African Legend Housing (Pty) Ltd
African Legend Ventures (Pty) Ltd*
Africaspeaks Cellular (Pty) Ltd*
Africaspeaks Communications (Pty) Ltd*
Africaspeaks Telecommunications (Pty) Ltd*
Ahang Africa Developments (Pty) Ltd*
Airports Company South Africa Limited*
Aventura Resorts Limited*
Buy n Fly Duty Free (Pty) Ltd
Bonitas Medical Fund (chairperson)
DHL Global Forwarding SA (Pty) Ltd
Elysium Energy Corporation (Pty) Ltd
Gallagher Estate Holdings Limited*
Ikussasa Investments Limited*
Johnnic Holdings Limited*
Landa Executive Recruitment (Pty) Ltd
Landa Holdings (Pty) Ltd
Lequbu Investment Corporation (Pty) Ltd*
LA Group Limited
Micromatica 623 (Pty) Ltd*
NE Corp Holdings (Pty) Ltd*
New Pleiad Africa Investments (Pty) Ltd
Partners International Technologies (Pty) Ltd
Real Global Business Solutions (Pty) Ltd
Trisource Holdings (Pty) Ltd*
Unisecure Investments (Pty) Ltd*
Ukuthula Investment Holdings (Pty) Ltd
Werkshell 10 Investments (Pty) Ltd*

T A Wixley

African Life Assurance Company Limited
Anglo Platinum Limited (deputy chairperson)
CorpCapital Limited
CorpCapital Life Insurance Limited
Clover Industries Limited
New Corpcapital Limited (chairperson)
Sasol Limited
Strate Charity Shares – Section 21 company

*Resigned

AVUSA SHARE INCENTIVE SCHEMES: SALIENT FEATURES

SHARE APPRECIATION RIGHT SCHEME ("SARS")

1. INTRODUCTION

The purpose of the Share Appreciation Right Scheme is to provide selected employees, including executive directors, with the opportunity of receiving shares in the company based on the increase in value of shares, through the grant of share appreciation rights ("SARs"), thereby providing participants with an incentive to advance the company's interests.

2. SCHEME LIMITS

2.1 Shares available for the scheme

The aggregate number of shares which may be allocated under the scheme on any day, when added to the total number of unexercised SARs which have been granted under this scheme and any shares which have been allocated to employees under any other employee share scheme operated by the company, shall not exceed 10% (ten per cent) of the number of issued ordinary shares of the company.

The remuneration and nominations committee ("committee") may, with the approval of the JSE, where required, adjust the number of shares available for the scheme on a proportionate basis to take account of:

- a capitalisation issue or a rights offer of shares or a sub-division or consolidation of shares of the company or a reduction of capital or a capitalisation issue in lieu of dividends or payment of monies to shareholders of the company; or
- any other circumstances where such adjustment may be necessary or appropriate, except a new issue of shares by the company for acquisition purposes,

provided that the auditors shall confirm in writing that any adjustment has been properly calculated on a reasonable and equitable basis. Such adjustment should give a participant the same proportion of the company's share capital as that to which the participant would have been entitled prior to the adjustment.

2.2 Individual limit

2.2.1 The maximum number of shares allocated to all unvested awards granted to any participant, in respect of the scheme and any other employee share scheme operated by the company, shall not exceed the limit determined from time to time by the directors, which number shall not exceed 1% (one per cent) of the issued ordinary share capital of the company from time to time.

2.2.2 The committee may not grant SARs to an employee in any financial year if it would at the proposed date of grant cause the face value of the grant that such employee has been granted in that financial year to exceed two times the employee's total cost to company at the date of grant.

2.2.3 In addition, the aggregate expected value (being the accounting cost of the award for reflection in the company's financial statements, comprising the most recent valuation of the expected value of the share based benefits, on the basis of the IFRS 2 valuation method, including market and non-market conditions), of all benefits relating to any employee share scheme awarded, as opposed to vested or encashed in any financial year may not exceed the value of the employee's total cost to company in that financial year.

2.2.4 Participants are not required to pay for the SARs.

3. TERMINATION OF EMPLOYMENT

A participant whose employment with any participating company terminates for any lawful reason other than retirement, ill-health, disability, death, retirement or any other reason that the committee may consider appropriate, before the vesting date, will forfeit all unvested SARs unless the committee determines otherwise.

1. INTRODUCTION

The purpose of the Long Term Incentive Plan is to provide selected employees, including executive directors, with the opportunity of receiving shares in the company and thereby providing such employees with an incentive to advance the company's interests.

2. PLAN LIMITS

2.1 Shares available for the plan

The aggregate number of shares which may be allocated under the plan on any day, when added to the total number of conditional awards that have not vested which have been granted previously under this plan and any other shares which have been allocated to employees under any other employee share scheme operated by the company, shall not exceed 10% (ten per cent) of the number of issued ordinary shares of the company.

The committee may, with the approval of the JSE, where required, adjust the number of shares available for the plan on a proportionate basis to take account of:

- a capitalisation issue or a rights offer of shares or a sub-division or consolidation of shares of the company or a reduction of capital or a capitalisation issue in lieu of dividends or payment of monies to shareholders of the company; or
- any other circumstances where such adjustment may be necessary or appropriate, except a new issue of shares by the company for acquisition purposes,

provided that the auditors shall confirm in writing that any adjustment has been properly calculated on a reasonable and equitable basis. Such adjustment should give a participant the same proportion of the company's share capital as that to which the participant would have been entitled prior to the adjustment.

2.2 Individual limit

2.2.1 The maximum number of shares allocated to all unvested conditional awards granted to any participant, in respect of the plan and any other employee share scheme operated by the company, shall not exceed the limit determined from time to time by the directors, which number of shares shall not exceed 1% (one per cent) of the issued ordinary share capital of the company from time to time.

2.2.2 The committee may not grant conditional awards to an employee in any financial year if it would at the proposed date of grant cause the face value of the grant which such employee has been granted in that financial year to exceed two times the employee's total cost to company at the proposed date of grant.

2.2.3 In addition, the aggregate expected value (being the accounting cost of the award for reflection in the company's financial statements, comprising the most recent valuation of the expected value of the share based benefits, on the basis of the IFRS 2 valuation method, including market and non-market conditions) of all benefits relating to any employee share scheme awarded, as opposed to vested or encashed, in any financial year may not exceed the value of the employee's total cost to company in that financial year.

2.2.4 Participants are not required to pay for the grant or for any shares acquired pursuant to a conditional award.

3. TERMINATION OF EMPLOYMENT

A participant whose employment with any participating company terminates for any lawful reason other than retrenchement, ill-health, disability, death, retirement or any other reason that the committee may consider appropriate, before the vesting date will forfeit all unvested conditional awards, unless the committee determines otherwise.

1. INTRODUCTION

The purpose of the Deferred Bonus Plan is to provide selected employees, including executive directors, with the opportunity of receiving shares in the company and thereby providing employees with an incentive to advance the company's interests.

2. PLAN LIMITS

2.1 Shares available for the plan

The aggregate number of shares which may be allocated under the plan on any day, when added to the total number of conditional matching awards that have not vested which have been offered previously under this plan and any other shares which have been allocated to employees under any other employee share scheme operated by the company, shall not exceed 10% (ten per cent) of the number of issued ordinary shares of the company.

The committee may, with the approval of the JSE, where required, adjust the number of shares available for the plan on a proportionate basis to take account of:

- a capital issue or a rights offer of shares or a sub-division or consolidation of shares of the company or a reduction of capital or a capitalisation issue in lieu of dividends or payment of monies to shareholders of the company; or
- any other circumstances where such adjustment may be necessary or appropriate, except a new issue of shares by the company for acquisition purposes,

provided that the auditors shall confirm in writing that any adjustment has been properly calculated on a reasonable and equitable basis. Such adjustment should give a participant the same proportion of the company's share capital as that to which the participant would have been entitled prior to the adjustment.

2.2 Individual limit

2.2.1 The maximum number of shares allocated to all unvested matching awards granted to any participant, in respect of the plan and any other employee share scheme operated by the company, shall not exceed the limit determined from time to time by the directors, which number of shares shall not exceed 1% (one per cent) of the issued ordinary share capital of the company from time to time.

2.2.2 The committee may not grant conditional matching awards to an employee in any financial year if it would at the proposed date of grant cause the face value of the grant to exceed 30% (thirty per cent) of the employee's total cost to company at the date of grant.

2.2.3 In addition, the aggregate expected value (being the accounting cost of the award for reflection in the company's financial statements, comprising the most recent valuation of the expected value of the share based benefits, on the basis of the IFRS 2 valuation method, including market and non-market conditions) of all benefits relating to any employee share scheme awarded, as opposed to vested or encashed, in any financial year may not exceed the value of the employee's total cost to company in that financial year.

2.2.4 Participants are not required to pay for any conditional matching award.

3. TERMINATION OF EMPLOYMENT

A participant whose employment with any participating company terminates for any lawful reason other than retrenchment, ill-health, disability, death, retirement or any other reason that the committee may consider appropriate, before the vesting date, will forfeit all unvested conditional matching awards, unless the committee decides otherwise.

MATERIAL INTER-GROUP LOAN BALANCES AT 30 SEPTEMBER 2007

From	To	R'm
Avusa Media Limited	Nelson Mandela Bay Printers	23
Avusa Media Limited	Sunday World	59
Avusa Media Limited	I-Net Bridge (Proprietary) Limited	3
Avusa Publishing Limited	BDFM Publishers (Proprietary) Limited	30
Avusa Publishing Limited	Avusa Media Limited	860
Avusa Media Investments (Proprietary) Limited	Avusa Publishing Limited	638
Library Network (Proprietary) Limited	I-Net Bridge (Proprietary) Limited	3
BDFM Publishers (Proprietary) Limited	I-Net Bridge (Proprietary) Limited	9
Gallo Africa Limited	Mega International Limited	33
Gallo Africa Limited	Avusa Entertainment Investments (Proprietary) Limited	17
Avusa Retail Limited	Mega International Limited	51
Avusa Retail Limited	Gallo Africa Limited	109
Avusa Entertainment Limited	Avusa Retail Limited	77
Mega International Limited	New Holland Publishing (Proprietary) Limited	15
CNA Properties Elandsfontein (Proprietary) Limited	Avusa Entertainment Limited	16
CNA Properties Rossburgh (Proprietary) Limited	Avusa Entertainment Limited	9
Symmetrical Investments (Proprietary) Limited	Avusa Entertainment Limited	23

PRINTED BY INCE (PTY) LTD
REF: W2CF05100

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action you should take arising from this circular, please consult your CSDP, broker, accountant, attorney, banker or other professional adviser immediately.

The definitions commencing on page 6 of this circular have, where necessary, been used in the information that follows below.

Action required:

- If you have disposed of all your shares in Avusa Limited, please forward this circular to the purchaser of such shares or to the CSDP, broker, accountant, attorney, banker or other agent through whom the disposal was effected.
- Shareholders in Avusa Limited are referred to pages 1 and 2 of this circular, which sets out the action required by them.

AVUSA

Avusa Limited

(formerly Johnnic Communications Limited, to be renamed ElementOne Limited)

(Incorporated in the Republic of South Africa)

(Registration number 1889/000352/06)

Share code: AUA ISIN: ZAE000107090

("Avusa" or "the company")

Circular to shareholders

regarding:

- **the cession of the name "Avusa" by Avusa to Avusa Opco Holdings Limited ("Opco"), which latter entity is consequently to be renamed Avusa Limited and is a wholly-owned subsidiary of Avusa;**
- **the change of name of the company to "ElementOne Limited";**
- **the sale by Avusa of its operating media and entertainment assets to Opco;**
- **the termination of the Avusa share incentive schemes consequent upon the cash settlement by Avusa of the obligations arising upon exercise of such incentives and/or the assumption by Opco of Avusa's remaining obligations in respect of unexercised incentives;**
- **the listing of Opco in the Consumer Services – Publishing sector of the JSE Limited list;**
- **the unbundling by Avusa to its shareholders of all its shares held in Opco by way of a distribution *in specie* in terms of section 46 of the Income Tax Act, 1962 (Act 58 of 1962), as amended, in the ratio of one Opco share for every one Avusa share held at the close of business on the record date;**

and incorporating a:

- **notice convening a general meeting of shareholders;**
- **form of proxy** (for use by certificated and own-name dematerialised shareholders only); and
- **form of surrender** (for use by certificated shareholders only).

Investment bank and sponsor

NEDBANK CAPITAL

Legal advisers

WERKSMANS ATTORNEYS

Reporting accountants and auditors

Deloitte.
Deloitte & Touche
Registered Auditors

This circular is available in English only. Additional copies may be obtained from the company's registered office, the sponsor and the transfer secretaries, whose addresses are set out in the "Corporate information and advisers" section of this circular, during normal business hours from Monday, 25 February 2008 to Tuesday, 18 March 2008.

Date of issue: 25 February 2008

CORPORATE INFORMATION AND ADVISERS

Avusa secretary and registered office

J R Matisonn
4 Biermann Avenue
Rosebank
Johannesburg, 2196
(PO Box 1746, Saxonwold, 2132)

Opco secretary and registered office

J R Matisonn
4 Biermann Avenue
Rosebank
Johannesburg, 2196
(PO Box 1746, Saxonwold, 2132)

Transfer secretaries

Computershare Investor Services (Proprietary) Limited
(Registration number 2004/003647/07)
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Investment bank and sponsor

Nedbank Capital, a division of Nedbank Limited
(Registration number 1951/000009/06)
135 Rivonia Road
Sandown
Sandton, 2196
(PO Box 1144, Johannesburg, 2000)

Legal advisers

Werksmans Incorporated
(Registration number 1990/007215/21)
155, 5th Street
Sandown
Sandton, 2196
(Private Bag 10015, Sandton, 2146)

Reporting accountants and auditors

Deloitte & Touche
Registered auditors
The Woodlands
20 Woodlands Drive
Woodmead
Sandton, 2196
(Private Bag X6, Gallo Manor, 2052)

The definitions commencing on page 6 of this circular have, where necessary, been used in the following action required by Avusa shareholders.

Please take careful note of the following provisions regarding the action required by Avusa shareholders:

1. If you are in any doubt as to what action you should take in relation to this circular, please consult your CSDP, broker, accountant, attorney, banker or other professional adviser immediately.
2. If you have disposed of all your shares in Avusa, please forward this circular to the purchaser of such shares or to the CSDP, broker, accountant, attorney, banker or other agent through whom the disposal was effected.
3. This circular contains information relating to the cession of the name "Avusa" by Avusa to Opco, the change of name of the company to "ElementOne", the sale by the company of its operating media and entertainment assets to Opco, the termination of the Avusa share incentive schemes consequent upon the accelerated vesting of all unvested incentives, the listing of Opco on the JSE and the unbundling by Avusa to its shareholders of all its shares held in Opco.
4. **General meeting**

4.1 The general meeting convened in terms of the notice incorporated in this circular will be held in the Auditorium, Ground Floor, 4 Biermann Avenue, Rosebank, Johannesburg at 08:00 on Tuesday, 18 March 2008.

4.2 If you have dematerialised your shares:

4.2.1 Own-name registration

You are entitled to attend in person, or be represented by proxy, at the general meeting.

If you are unable to attend the general meeting in person, but wish to be represented thereat, you must complete and return the attached form of proxy (*yellow*), in accordance with the instructions contained therein, to be received by the transfer secretaries, Computershare Investor Services, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later than 08:00 on Friday, 14 March 2008.

4.2.2 Other than own-name registration

You are entitled to attend in person, or be represented, at the general meeting. You must not, however, complete the attached form of proxy (*yellow*). You must advise your CSDP or broker timeously if you wish to attend or be represented at the general meeting.

If your CSDP or broker has not contacted you, you are advised to contact your CSDP or broker and provide them with your voting instructions in the manner and by the cut-off time stipulated by the CSDP or broker. If your CSDP or broker does not obtain instructions from you, they will be obliged to act in terms of your mandate furnished to them.

If you do wish to attend or be represented at the general meeting, your CSDP or broker will be required to issue the necessary letter of authority to enable you to attend or be represented at the general meeting.

4.3 If you hold certificated shares

4.3.1 You are entitled to attend in person, or be represented by proxy, at the general meeting.

4.3.2 If you are unable to attend the general meeting in person, but wish to be represented thereat, you must complete and return the attached form of proxy (*yellow*), in accordance with the instructions contained therein, to be received by the transfer secretaries, Computershare Investor Services, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later than 08:00 on Friday, 14 March 2008.

5. Unbundling

5.1 The attention of Avusa shareholders is drawn to the fact that those shareholders holding Avusa shares in certificated form will receive a share certificate in respect of the Opco distribution shares and will be required to dematerialise such share certificate in order to trade such Opco distribution shares on the JSE. Avusa shareholders holding Avusa shares in dematerialised form will have their accounts credited in respect of the Opco distribution shares.

5.2 Foreign excluded shareholders' distribution shares will be aggregated and disposed of on the JSE by the transfer secretaries for the benefit of the foreign excluded shareholders. CSDPs will be responsible for informing the transfer secretaries of all dematerialised shares held by them on behalf of foreign shareholders. The transfer secretaries will determine which certificated shareholders are foreign shareholders. The transfer secretaries will deem all shareholders who are resident or whose registered addresses are in the USA, Canada, Australia, Japan and the Republic of Ireland to be foreign excluded shareholders, unless such shareholders provide them with proof, by no later than Friday, 28 March 2008, either personally, or through a representative or CSDP, satisfactory to the Avusa board, that they are entitled to receive the Opco distribution shares.

5.3 Foreign excluded shareholders will, in respect of their shareholdings, receive the average consideration per Opco distribution share (net of costs) at which all foreign excluded shareholders' distribution shares were disposed of. The average consideration will be calculated and the consideration due to each foreign excluded shareholder will be paid only once all of these Opco distribution shares have been disposed of. Shareholders who are not residents of South Africa or whose registered addresses fall outside of South Africa should contact their CSDP or broker if they are uncertain of the impact of the unbundling on them.

6. Form of surrender for the change of name

6.1 If you hold certificated shares

6.1.1 Holders of certificated shares are requested to complete the attached form of surrender, and return it, together with their share certificates, or other documents of title, to the transfer secretaries. New share certificates reflecting the change of name will be posted, by registered post in South Africa, to those certificated shareholders who have surrendered their documents of title on or before 12:00 on the record date, being Friday, 4 April 2008.

6.1.2 Shareholders who surrender their existing documents of title after 12:00 on the record date, will have their new share certificates mailed (within five business days of receipt thereof) by the transfer secretaries, by registered post in South Africa, at the risk of the shareholders concerned.

6.2 If you hold dematerialised shares

Dematerialised shareholders' accounts will be updated with the new name by the CSDP or broker and no action needs to be taken.

7. Avusa share certificates may not be dematerialised or rematerialised between Monday, 31 March 2008 and Friday, 4 April 2008, both days inclusive.

TABLE OF CONTENTS

The definitions commencing on page 6 of this circular have, where necessary, been used in the table of contents.

IMPORTANT DATES AND TIMES

The definitions commencing on page 6 of this circular have, where necessary, been used in the important dates and times as set out below:

	2008
Circular posted to shareholders on	Monday, 25 February
Announcement stating that the unbundling circular has been posted, as well as salient dates and times, released on SENS on	Monday, 25 February
Announcement stating that the unbundling circular has been posted, as well as salient dates and times, published in the press on	Tuesday, 26 February
Forms of proxy to be received by 08:00 on	Friday, 14 March
General meeting to be held at 08:00 on	Tuesday, 18 March
Special resolutions in respect of the change of name and unbundling lodged for registration with the Registrar of Companies on	Tuesday, 18 March
Results of general meeting and finalisation information released on SENS on	Tuesday, 18 March
Results of general meeting and finalisation information published in the press on	Wednesday, 19 March
Last day to trade in Avusa shares on the JSE in order to participate in the unbundling on	Friday, 28 March
Opco distribution shares allotted and issued to Avusa, pursuant to the disposal and in anticipation of the unbundling, on	Friday, 28 March
Last day to trade under the old name "Avusa Limited" on	Friday, 28 March
Change of name on the JSE effective from commencement of business on	Monday, 31 March
Avusa shares trade *ex*-entitlement to the Opco distribution shares on	Monday, 31 March
Listing of Opco from the commencement of business on	Monday, 31 March
Opco shares trade under the new name "Avusa Limited" under the JSE share code "AVU", abbreviated name "Avusa" and new ISIN code "ZAE000115895" from commencement of trading on	Monday, 31 March
Avusa shares trade under the new name "ElementOne" under the JSE share code "ELE", abbreviated name"Element1" and new ISIN code "ZAE000115887" from commencement of trading on	Monday, 31 March
Record date to participate in the unbundling on	Friday, 4 April
Record date for the change of name on	Friday, 4 April
Opco share certificates posted, by registered post in South Africa, to certificated shareholders on or about	Monday, 7 April
Avusa dematerialised shareholders' accounts at their CSDP or broker credited with the Opco distribution shares on	Monday, 7 April
New Avusa share certificates, reflecting the change of name, posted, by registered post in South Africa, to certificated shareholders who have surrendered their documents of title on or before 12:00 on the record date (see note 5 below) on or about	Monday, 7 April
Avusa dematerialised shareholders' accounts at their CSDP or broker updated with the new name on	Monday, 7 April
Announcement of apportionment of base cost for CGT purposes on	Tuesday, 8 April

Notes:

1. Any changes to the above dates and times will be released on SENS and published in the press.
2. All times given in this circular are local times in South Africa.
3. Share certificates may not be dematerialised or rematerialised between Monday, 31 March 2008 and Friday, 4 April 2008, both days inclusive.
4. This circular is available in English only. Additional copies may be obtained from the company's registered office, the sponsor and the transfer secretaries, whose addresses are set out in the "Corporate information and advisers" section of this circular, during normal business hours from Monday, 25 February 2008 to Tuesday, 18 March 2008.
5. Certificated shareholders who surrender their existing documents of title after 12:00 on the record date, will have their new share certificates, reflecting the change of name, posted (within five business days of receipt of their surrendered documents) by the transfer secretaries, by registered post in South Africa, at the risk of the shareholders concerned.

In this document and its annexures, unless otherwise stated or the context otherwise indicates, the words and expressions in the first column shall have the meanings stated opposite them in the second column and words and expressions in the singular shall include the plural and *vice versa*, words importing natural persons shall include corporations and associations of persons and words and expressions denoting any gender shall include the other genders.

"articles"	the memorandum and articles of association of Avusa;
"Avusa" or "the company"	Avusa Limited (Registration number 1889/000352/06), formerly Johnnic Communications Limited, which entity is to be renamed "ElementOne Limited", a public company incorporated in South Africa, the shares of which are listed on the JSE;
"Avusa Entertainment"	Avusa Entertainment Limited, formerly Johnnic Entertainment Holdings Limited (Registration number 1936/008061/06), a company incorporated in South Africa;
"Avusa group" or "group"	Avusa, its subsidiaries and associated entities from time to time;
"Avusa Media Investments"	Avusa Media Investments (Proprietary) Limited, formerly Johncom Media Investments (2004) (Proprietary) Limited (Registration number 2005/010038/07), a company incorporated in South Africa;
"Avusa share incentive scheme"	the Johnnic Communications Limited Share Incentive Scheme 2000;
"Avusa share incentive schemes"	collectively, the Avusa share incentive scheme, the DBP, the LTIP and the SARS;
"Avusa shareholders" or "shareholders"	holders of Avusa shares, from time to time;
"Avusa shares" or "shares"	ordinary shares having a par value of 10 cents each in the issued share capital of Avusa;
"BEE"	black economic empowerment;
"Caxton"	Caxton and CTP Publishers and Printers Limited (Registration number 1947/026616/06), a public company incorporated in South Africa, the shares of which are listed on the JSE;
"certain liabilities"	liabilities of Avusa which are to be assumed by Opco as part of the consideration for the disposal, namely the inter-company loan by Avusa Entertainment to Avusa of R1 213 808, the inter-company loan by Avusa Media Investments to Avusa of R84 565 000 and Avusa's liabilities in respect of unexercised incentives;
"certificated shares"	Avusa shares which have not yet been dematerialised in terms of Strate, title to which is represented by a share certificate or other physical document of title;
"cession of name"	the proposed cession by Avusa to Opco of all Avusa's rights, title and interest in and to the name "Avusa";
"CGT"	Capital Gains Tax levied in terms of section 26A and the 8th Schedule of the Income Tax Act;
"change of name"	the proposed change of name of Avusa Limited (formerly Johnnic Communications Limited) to "ElementOne Limited";
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"Companies Act"	the Companies Act, 1973 (Act 61 of 1973), as amended;

"conditions precedent" or "transaction conditions precedent"	disposal suspensive conditions and unbundling suspensive conditions;
"CSDP"	a Central Securities Depository Participant appointed by individual shareholders for purposes of and in regard to dematerialisation, in terms of the Custody and Administration of Securities Act, 1992 (Act 85 of 1992), as amended;
"DBP"	the Johnnic Communications Limited Deferred Bonus Plan 2006;
"dematerialisation"	the process whereby documents of title in a tangible form are dematerialised into an electronic record for the purposes of Strate;
"dematerialised own-name registered shareholders"	dematerialised shareholders whose dematerialised shares are registered in their own names;
"dematerialised shares"	Avusa shares that have been incorporated into the Strate system and which are held on Avusa's sub-register of members in electronic form in terms of the Custody and Administration of Securities Act, 1992 (Act 85 of 1992), as amended;
"dematerialised shareholders"	shareholders who have replaced their documents of title with dematerialised shares;
"directors" or "Avusa directors" or "Avusa board"	directors of Avusa, whose names appear on page 10 of this circular;
"disposal"	the disposal by Avusa of its operating media and entertainment assets to its wholly-owned subsidiary, Opco, immediately prior to the listing, in terms of an assets-for-shares transaction in accordance with the provisions of section 42 of the Income Tax Act;
"disposal and unbundling agreement"	the Restructuring, and Unbundling Framework Agreement, dated 14 February 2008, together with all of its annexures, entered into between, *inter alia*, Avusa and Opco, which agreement gives effect to the transaction;
"disposal consideration"	103 821 152 new Opco shares which will be allotted and issued to Avusa as shares fully paid up;
"disposal date"	Friday, 28 March 2008, or such later date as Avusa and Opco may agree, subject to the fulfilment of the conditions precedent;
"disposal suspensive conditions"	the suspensive conditions set out in paragraph 19 of this circular which are required to be fulfilled for the implementation of the disposal;
"documents of title"	share certificates, certified transfer deeds, balance receipts or any other documents of title pertaining to Avusa shares;
"Exchange Control Regulations"	the Exchange Control Regulations, 1961, as amended, promulgated in terms of section 9 of the Currency and Exchanges Act, 1933 (Act 9 of 1933), as amended;
"foreign excluded shareholders"	shareholders whose registered addresses are in jurisdictions where it is illegal for the Opco distribution shares to be distributed, being the USA, Canada, Australia, Japan and the Republic of Ireland;
"foreign excluded shareholders' distribution shares"	Opco distribution shares attributable to foreign excluded shareholders;
"general meeting"	the general meeting of Avusa shareholders, convened by the notice of general meeting contained in this circular, to be held in the Auditorium, Ground Floor, 4 Biermann Avenue, Rosebank, Johannesburg on Tuesday, 18 March 2008 at 08:00, or any adjournment thereof;

"hedging instrument"	a hedging instrument to be acquired by Avusa by the disposal date in order to hedge the exposure towards participants in the Avusa share incentive schemes in respect of unexercised incentives;
"Income Tax Act"	the Income Tax Act, 1962 (Act 58 of 1962), as amended;
"Johnnic"	Johnnic Holdings Limited (Registration number 1889/000429/06), a public company incorporated in South Africa, the shares of which are listed on the JSE;
"JSE"	JSE Limited (Registration number 2005/022939/06), a public company incorporated in South Africa, the shares of which are listed on the JSE, and licensed as an exchange in terms of the Securities Services Act, 2004 (Act 36 of 2004);
"last practicable date"	the last practicable date prior to the finalisation of this document, being Friday, 15 February 2008;
"listing"	the listing of the Opco distribution shares on the JSE;
"Listings Requirements"	the JSE Listings Requirements, as amended from time to time;
"LTIP"	the Johnnic Communications Limited Long Term Incentive Plan 2006;
"M-Net"	Electronic Media Network Limited (Registration number 1985/002853/06), a public company incorporated in South Africa;
"M-Net/SuperSport stake"	Avusa's former effective economic interest of 38,56% in M-Net and SuperSport;
"M-Net/SuperSport transaction"	the disposal by Avusa on 30 November 2007 of the M-Net/SuperSport stake, and the subsequent unbundling, on 14 December 2007, of the 20 886 667 Naspers N shares received as consideration therefor to the shareholders of Avusa;
"MTN Group"	MTN Group Limited (Registration number 1994/009584/06), a public company incorporated in South Africa;
"Naspers"	Naspers Limited (Registration number 1925/001431/06), a public company incorporated in South Africa, the shares of which are listed on the JSE;
"NAV"	net asset value;
"Opco"	Avusa Opco Holdings Limited (Registration number 2008/002461/06), to be renamed Avusa Limited, a public company incorporated in South Africa, the shares of which are to be listed on the JSE;
"Opco distribution shares" or "distribution shares"	Opco shares to be distributed to Avusa shareholders in terms of the unbundling, in the ratio of one Opco share for every one Avusa share held at the close of business on the record date;
"Opco shares"	ordinary shares having a nominal value of 0,1 cent each in the issued share capital of Opco;
"operating media and entertainment assets"	Avusa's shares in and claims against the following wholly-owned subsidiaries of Avusa, namely, Avusa Media Limited (Registration number 1952/003139/06), Avusa Retail Limited (Registration number 1903/002033/06), New Holland Publishing (Proprietary) Limited (Registration number 1965/009684/07), Avusa Entertainment Limited (Registration number 1936/008061/06), Avusa Africa Mediatainment (Proprietary) Limited (Registration number 2001/002522/07), Gallo Africa Limited (Registration number 1926/008507/06), Avusa Management Services (Proprietary) Limited (Registration number 1959/004423/07), Advowson Investments (Proprietary) Limited (Registration number 1976/000150/07) and Avusa Group Services (Proprietary) Limited (Registration number 1936/008210/07), as well as Avusa's rights and entitlements in respect of the hedging instrument;
"participants"	employees of the Avusa group who are participants in any of the Avusa share incentive schemes;

"pre-listing statement"	the pre-listing statement of Opco, dated 25 February 2008, including all the annexures attached thereto;
"Rand"	South African Rand, the official currency of South Africa;
"record date"	Friday, 4 April 2008, the last date on which a shareholder must be recorded in the register in order to participate in the unbundling and the change of name;
"register"	the register of members of Avusa;
"resolutions"	the special and ordinary resolutions as contained in the notice convening the general meeting;
"rights"	all of Avusa's rights and entitlements in respect of the hedging instrument;
"SARS"	the Johnnic Communications Limited Share Appreciation Right Scheme 2006;
"Section 228 disposal"	a disposal by a company of the whole or greater part of its undertaking or assets as envisaged by section 228 of the Companies Act;
"SENS"	Securities Exchange News Service of the JSE;
"South Africa"	the Republic of South Africa;
"STC"	Secondary Tax on Companies levied in terms of section 64B of the Income Tax Act;
"Strate"	Strate Limited (Registration number 1998/022242/06), a public company incorporated in South Africa, and the electronic clearing and settlement system used by the JSE to settle trades;
"SuperSport"	SuperSport International Holdings Limited (Registration number 1997/004203/06), a public company incorporated in South Africa;
"tangible NAV"	tangible net asset value excluding goodwill and other intangibles;
"this circular" or "this document"	this bound document, dated 25 February 2008, including the circular to Avusa shareholders and the annexures attached hereto, the notice of general meeting, the form of proxy (*yellow*) and the form of surrender (*blue*);
"transaction"	collectively, the cession of name, the change of name, disposal, termination of the Avusa share incentive schemes consequent upon the cash settlement by Avusa of the obligations arising upon exercise of such incentives and/or the assumption by Opco of Avusa's remaining obligations in respect of unexercised incentives and the listing and unbundling of Opco as detailed in this circular;
"unbundling"	the distribution *in specie* by Avusa, after effect has been given to the disposal and listing, of its entire holding of the Opco distribution shares to Avusa shareholders who are recorded in the register on the record date, in terms of section 46 of the Income Tax Act by way of a reduction in reserves of Avusa in terms of section 90 of the Companies Act;
"unbundling suspensive conditions"	the suspensive conditions set out in paragraph 19 of this circular which are required to be fulfilled for the implementation of the unbundling;
"USA"	United States of America; and
"VAT"	Value-Added Tax payable in terms of the Value-Added Tax Act, 1991 (Act 91 of 1991), as amended.

AVUSA

Avusa Limited

(formerly Johnnic Communications Limited, to be renamed ElementOne Limited)

(Incorporated in the Republic of South Africa)

(Registration number 1889/000352/06)

Share code: AUA   ISIN: ZAE000107090

Directors

M E Ramano*+ *(Chairperson)*

P C Desai *(Group chief executive officer)*

H Benatar *(Chief financial officer)*

M D Brand*+

C B Brayshaw*+

L M Machaba-Abiodun*+

D M Mashabela*+

W S Moutloatse*+

T R A Oliphant*+

F J van der Merwe*

T A Wixley*+

* *Non-executive*

+ *Independent*

CIRCULAR TO AVUSA SHAREHOLDERS

1. INTRODUCTION

On 11 April 2007 it was announced on SENS that, subject to shareholder and regulatory approval, the Avusa board intended to unlock further shareholder value through separating the businesses of the company into two listed entities by the formation of Opco, a new wholly-owned subsidiary of Avusa, which would acquire and hold 100% of the company's operating media and entertainment assets. Shares in Opco would then be listed on the JSE and unbundled to the company's shareholders.

In order to implement this strategic decision, the directors have decided, subject to shareholder approval and the fulfilment of the suspensive conditions to cede the name "Avusa" to Opco, change the name of the company to ElementOne, sell the company's operating media and entertainment assets to Opco, terminate the Avusa share incentive schemes consequent upon the cash settlement by Avusa of the obligations arising upon exercise of such incentives and/or the assumption by Opco of Avusa's remaining obligations in respect of unexercised incentives, list Opco on the JSE and unbundle the company's shares held in Opco to the company's shareholders.

Following the implementation of the transaction, the company's interest in Caxton will be its remaining major asset. The company will then constitute a dual listing of Caxton and fail to comply with paragraph 4.28(d) of the Listings Requirements, which states that a listed company must have control (being 50% plus one of the voting shares) over the majority of its assets. The JSE has granted the company a period of 12 months from the date upon which the unbundling becomes effective to remedy this non-compliance. The directors will pursue the most appropriate route for all shareholders.

In terms of the Listings Requirements, if Avusa fails to remedy the non-compliance within the 12 months, the JSE has advised that it will terminate Avusa's listing.

2. PURPOSE OF THIS CIRCULAR

The purpose of this circular is to:

- provide shareholders with relevant information regarding the cession of name, the change of name, disposal, the termination of the Avusa share incentive schemes consequent upon the cash settlement by Avusa of the obligations arising upon exercise of such incentives and/or the assumption by Opco of Avusa's remaining obligations in respect of unexercised incentives and the listing and unbundling of the Opco distribution shares; and
- convene a general meeting of Avusa shareholders in terms of the notice of general meeting forming part of this circular, at which meeting the resolutions required to approve and implement the transaction are considered and, if deemed fit, approved.

3. THE DISPOSAL

3.1 Rationale for and terms of the disposal

In order to give effect to the listing and unbundling, Avusa will, immediately prior to the listing and unbundling and on the disposal date, and subject to the conditions precedent, dispose of its operating media and entertainment assets to its wholly-owned subsidiary, Opco, in terms of an assets-for-shares transaction in accordance with the provisions of section 42 of the Income Tax Act.

The consideration for the disposal will be satisfied by the allotment and issue by Opco to Avusa of 103 821 152 new Opco shares and the assumption by Opco of certain liabilities as defined. The net book value of the operating media and entertainment assets being disposed of by Avusa at 28 March 2008 is approximately R1 billion.

The disposal consideration will be settled by Opco on the disposal date and the transaction will become effective on that date, subject to the fulfilment of all of the conditions precedent.

3.2 Nature of business

The business subject to the disposal comprises the following Avusa media and entertainment business units:

- Media;
- Entertainment;
- Retail;
- Books and Maps; and
- Music and Manufacturing.

Further details on these business units are presented below:

Media

Media comprises more than 20 national, regional and community newspapers, over 25 magazines in consumer, business and specialist fields, as well as digital and broadcast enterprises. The business unit is home to the Sunday Times, The Times, Sowetan, Sunday World, Business Day, Financial Mail, Daily Dispatch and The Herald. Magazine brands include SA Home Owner, Longevity, Elle, Elle Decoration and Soccer Life. The digital and broadcast enterprises include I-Net Bridge, Career Junction, Summit Television and Learning Channel.

Entertainment

The Entertainment business unit includes Nu Metro Theatres, Popcorn Cinema Advertising, Nu Metro Home Entertainment, Nu Metro Interactive and Nu Metro Distribution. Nu Metro Theatres operates cinema multiplexes in South Africa, and shows the latest releases from Hollywood, Bollywood and independent studios. Popcorn Cinema Advertising is Nu Metro's cinema advertising sales division. Home Entertainment

markets and distributes primarily DVD product into the rental and retail trade and holds prestigious distribution licences for 20th Century Fox, Disney, Warner, the BBC, Universal and various independent studios. Nu Metro Interactive distributes interactive games into the South African market. Nu Metro Distribution is responsible for film distribution in the South African market.

Retail

Retail consists of Exclusive Books, Van Schaik Bookstores and the Africa business. Exclusive Books is South Africa's leading book retailer, with 46 stores in upmarket shopping centres and at major South African airports. Van Schaik is a national chain of 44 academic bookstores.

The *Africa* business unit houses the group's initiatives in Kenya and Nigeria. It owns the Business Day newspaper in Nigeria and operates cineplexes and media stores. Compact Disc Technologies Nigeria has two moulding lines for the manufacture of VCD and CD product to meet local and export demand.

Books and Maps

Struik Publishing has five major publishing imprints: Struik, Struik Christian Books, Zebra, Oshun and Two Dogs. Books and Maps also includes South Africa's largest trade book distributor and warehousing facility, Booksite Afrika. Map Studio is the biggest compiler and publisher of maps on the African continent, while MAPIT is at the forefront of digital mapping, and services fleet and logistics managers, satellite navigation providers, and vehicle and asset trackers. Books and Maps also has operations in the United Kingdom, Australia and New Zealand.

Music and Manufacturing

The Gallo Music Group, custodian of an archive of more than 80 years of South African music, is a leading producer, publisher and distributor of recorded music. The Music business unit holds a 40% interest in Warner Music Gallo Africa, a company which has the exclusive South African rights to Warner Music's international repertoire.

CDT, the foremost manufacturer of CD and DVD product in Africa, maintains state-of-the-art equipment and systems which have been internationally recognised.

4. THE CHANGE OF NAME

4.1 Background to and rationale for the change of name

As set out in paragraph 1 of this circular, the company is proposing to sell its operating media and entertainment assets to Opco, a wholly-owned subsidiary, and to then separately list Opco with the objective of unlocking shareholder value. The directors believe that it is appropriate that the name "Avusa" continues to be attributed to the operating media and entertainment assets and therefore propose, subject to shareholder approval, the cession to Opco of the name "Avusa".

As a consequence of the cession of name, it is further proposed to rename the company ElementOne. The reason for the name "ElementOne" is that the company, following implementation of the transaction, will have a single remaining major asset, being its investment in Caxton.

Avusa changed its name on the JSE in November 2007 from Johnnic Communications to Avusa, and will change its name from Avusa to ElementOne on 31 March 2008, subject to the required resolution being passed at the general meeting.

4.2 Procedure for the implementation of the change of name

4.2.1 The general meeting of Avusa shareholders convened in terms of the notice of general meeting forming part of this circular, will consider and, if deemed fit, pass the resolution necessary to give effect to the change of name. In terms of section 44 of the Companies Act and the Listings Requirements, the change of name is subject to the approval by special resolution passed by at least 75% of Avusa shareholders present or represented by proxy at the general meeting and entitled to vote.

4.2.2 Procedure for the surrender of documents of title

4.2.2.1 Certificated shareholders must complete the attached form of surrender (blue) and lodge it with the transfer secretaries. Dematerialised shareholders do not need to do anything with regard to the change of name as this will be automatically updated by their CSDP or broker.

4.2.2.2 Share certificates reflecting the new name of the company will be posted on or about Monday, 7 April 2008, by registered post in South Africa, to certificated shareholders, at their own risk, who have surrendered their documents of title by 12:00 on the record date, or within five business days of receipt of the existing documents of title, whichever is the later.

4.2.2.3 Certificated shareholders should be aware that share certificates are no longer accepted as tradeable instruments on the JSE. Certificated shareholders are therefore urged to dematerialise their share certificates as per the requirements of Strate.

4.2.2.4 If any existing documents of title have been lost or destroyed and the certificated shareholder provides evidence to this effect to the satisfaction of the directors, then the company may dispense with the surrender of such documents of title against provision of an acceptable indemnity.

4.2.2.5 Receipts will not be issued for the surrender of existing documents of title. Lodging agents who require special transaction receipts are requested to prepare such receipts and submit them for stamping together with the documents of title lodged.

4.3 Exchange Control Regulations

In the case of certificated shareholders whose registered addresses are outside the common monetary area or where the share certificates are restrictively endorsed in terms of the Exchange Control Regulations, the following will apply:

4.3.1 Non-residents who are emigrants from the common monetary area

Share certificates bearing the new name will be restrictively endorsed "non-resident" in terms of the Exchange Control Regulations and will be sent to the shareholder's authorised dealer in foreign exchange in South Africa controlling his blocked assets.

4.3.2 All other non-residents

Share certificates bearing the new name will be restrictively endorsed "non-resident" in terms of the Exchange Control Regulations.

With regard to dematerialised shareholders whose registered addresses are outside the common monetary area, their shares will be annotated in the company's relevant sub-register as non-resident and statements will be restrictively endorsed in terms of those regulations.

5. THE LISTING

The JSE has granted Opco, subject to shareholder approval of the transaction, a listing in the Consumer Services – Publishing sector of the JSE list, under the abbreviated name "Avusa", with effect from the commencement of business on Monday, 31 March 2008. In addition, Avusa will be renamed "ElementOne" also with effect from the commencement of business on Monday, 31 March 2008.

6. THE UNBUNDLING

6.1 Background to and rationale for the unbundling

The directors are of the opinion that the separate listing of Avusa's operating media and entertainment assets will facilitate the unlocking of shareholder value. It will also enable the management of Opco to focus on the core operations of the business with a view to enabling Opco to enhance its position as a significant integrated media and entertainment company.

Opco is well positioned for further growth and value creation as an integrated media and entertainment group with an exciting platform from which to pursue both organic and acquisitive growth opportunities.

The unbundling will allow investors to attribute appropriate individual share price ratings to Avusa and Opco, aligned to the specific dynamics of the respective companies.

6.2 Avusa group structure

The current abridged group structure is set out below:


Avusa
(33,6%)
Operating media and entertainment assets comprising:
• Media
• Entertainment
• Retail
• Books and Maps
• Music and Manufacturing
Direct and indirect investment in Caxton

Following the disposal and the unbundling, the group structure will be as follows:


Avusa
(33,6%)
Direct and indirect investment in Caxton

6.3 Details of the unbundling

Avusa will distribute the Opco distribution shares to its shareholders by way of a distribution *in specie* and a reduction in Avusa's reserves in terms of section 90 of the Companies Act and section 46 of the Income Tax Act.

Avusa shareholders will receive one Opco share for every one Avusa share held on the record date.

6.4 Procedure for the implementation of the unbundling

6.4.1 The general meeting of Avusa shareholders convened in terms of the notice of general meeting forming part of this circular, will consider and, if deemed fit, pass the resolutions necessary to give effect to the unbundling. In terms of Article 36.2 of the Articles and section 228 of the Companies Act, the resolution to approve the unbundling requires the approval of a 75% majority of Avusa shareholders present or represented by proxy at the general meeting and entitled to vote, as the unbundling would in effect constitute a disposal in accordance with section 228 of the Companies Act.

6.4.2 For the purpose of the unbundling:

6.4.2.1 Avusa shareholders holding their shares in certificated form will be issued Opco distribution shares in certificated form and share certificates will be posted, at the risk of the Avusa shareholder concerned, by registered post in South Africa, to the addresses reflected in the register on the record date. Shareholders are advised that they will have to dematerialise the Opco distribution shares received by them prior to trading in such shares on the JSE; and

6.4.2.2 Avusa shareholders holding their shares in dematerialised form on the record date will have their Opco distribution shares credited to their accounts maintained by their CSDP or broker.

6.4.3 Documents of title in respect of Avusa shares held are not required to be surrendered in order to receive the Opco distribution shares.

6.4.4 Avusa shareholders resident outside South Africa must satisfy themselves as to the full observance of the laws of their country or territory of residence, as well as the Exchange Control Regulations, summarised in paragraph 6.8 of this circular.

6.5 Governing law

The listing and the unbundling will be governed by the laws of South Africa.

6.6 Offer not made where not legally permitted

The legality of the listing and the unbundling to persons resident in jurisdictions outside of South Africa may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about any applicable legal requirements, which they are obligated to observe. It is the responsibility of any such person wishing to participate in the listing and unbundling to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith.

In particular, the listing and the unbundling are not being made, directly or indirectly, in or into any jurisdiction where it is not legally permitted for the unbundling to be made or accepted ("the affected jurisdictions") including, *inter alia*, the USA, Canada, Australia, Japan and the Republic of Ireland.

Persons wishing to participate in the unbundling should not use the mail of any of the affected jurisdictions or any such means, instrumentality or facility for any purpose, directly or indirectly, relating to the unbundling and listing. Envelopes containing forms of proxy (*yellow*) or other documents relating to the listing and the unbundling should not be post-marked in any of the affected jurisdictions or otherwise dispatched from any of the affected jurisdictions and all participants must provide addresses outside the affected jurisdictions for receipt of any Opco distribution shares.

Foreign excluded shareholders' distribution shares will be aggregated and disposed of on the JSE by the transfer secretaries for the benefit of the foreign excluded shareholders. CSDPs will be responsible for informing the transfer secretaries of all dematerialised shares held by them on behalf of foreign shareholders. The transfer secretaries will determine which certificated shareholders are foreign shareholders. The transfer secretaries will deem all shareholders who are resident or whose registered addresses are in any country other than in the common monetary area, the United Kingdom, Bermuda, France and Luxembourg to be foreign excluded shareholders, unless such shareholders provide them with proof, by no later than Friday, 28 March 2008, either personally or through a representative or CSDP, satisfactory to the Avusa board, that they are entitled to receive the Opco distribution shares.

Foreign excluded shareholders will, in respect of their shareholdings, receive the average consideration per Opco distribution share (net of costs) at which all foreign excluded shareholders' distribution shares were disposed of. The average consideration will be calculated and the consideration due to each foreign excluded shareholder will only be paid once all of these Opco distribution shares have been disposed of. Shareholders who are not residents of South Africa or whose registered addresses fall outside of South Africa should contact their CSDP or broker if they are uncertain of the impact of the unbundling on them.

6.7 Tax considerations

The summary hereunder is a general guide and is not intended to constitute a complete analysis of the tax consequences of the unbundling under South African tax law. It is not intended to be, nor should it be considered to be, legal or tax advice. Avusa shareholders should, therefore, consult their own tax advisers on the tax consequences to them of the unbundling, for which Avusa and its advisers will not be held responsible.

6.7.1 South African income tax and CGT considerations

As the unbundling is to be effected by way of a reduction of Avusa's distributable reserves, it will constitute a dividend for purposes of the Income Tax Act and will qualify for exemption from normal tax in terms of section 10(1)(k)(i) of the Income Tax Act in the hands of shareholders.

The unbundling of the Opco distribution shares by Avusa will be effected in terms of section 46 of the Income Tax Act. Section 46 provides that:

6.7.1.1 Distribution of Opco distribution shares by Avusa

The distribution will be disregarded by Avusa for the purposes of determining its taxable income or assessed loss.

6.7.1.2 Secondary Tax on Companies

The distribution of the Opco distribution shares will be deemed not to be a dividend for STC purposes, both in the hands of Avusa as well as any shareholder that is a company.

6.7.1.3 Avusa shares held as trading stock

Any shareholder holding Avusa shares as trading stock will be deemed to have acquired the Opco distribution shares as trading stock and to have acquired both the Avusa shares and Opco distribution shares at a combined amount equal to the original cost (as contemplated in section 11(a) or 22(1) or 22(2) of the Income Tax Act) of the Avusa shares. This cost must be apportioned between the Avusa shares and the Opco distribution shares on a *pro rata* basis based on the respective market values of the Avusa shares and the Opco distribution shares at the end of the day after the distribution of the Opco distribution shares, being Monday, 7 April 2008.

An announcement will be made on or about Tuesday, 8 April 2008 informing Avusa shareholders of the ratio to be used in the apportionment of the cost between the Avusa shares and the Opco distribution shares. This ratio must be used in the determination of any profits or losses derived on any future disposals of Avusa shares or Opco distribution shares.

Avusa shareholders will be deemed to have acquired the Opco distribution shares on the date on which the Avusa shares were originally acquired (other than for the purposes of determining whether the shares are "qualifying shares" as contemplated in section 9C of the Income Tax Act) and to have incurred the expenditure apportioned to the Opco distribution shares on the date on which the expenditure was incurred in respect of the Avusa shares.

6.7.1.4 Avusa shares held as capital assets

Any disposals of shares held as capital assets by South African residents may give rise to a capital gain or loss that will be subject to CGT. Such a capital gain or loss is determined by deducting from the proceeds on disposal, the base cost of the share disposed of.

In the case of Avusa shares acquired before 1 October 2001, the base cost may be determined as the sum of either the market value of the shares as at that date, a value determined on the "time-apportionment" basis or the "20 per cent of proceeds method" and any qualifying expenditure incurred on or after 1 October 2001 (as contemplated in paragraph 20 of the Eighth Schedule of the Income Tax Act). The base cost of Avusa shares acquired after 1 October 2001 is the sum of the expenditure actually incurred in respect of the acquisition of such shares and any other qualifying expenditure (as contemplated in paragraph 20 of the Eighth Schedule of the Income Tax Act).

Any shareholder holding Avusa shares as capital assets will be deemed to have acquired the Opco distribution shares as capital assets. Subsequent to the unbundling, shareholders must apportion the expenditure and market value at 1 October 2001 (being R14,31 per Avusa share) attributable to the Avusa shares between the Avusa shares and the Opco distribution shares on a *pro rata* basis based on the respective market values of the Avusa shares and the Opco distribution shares at the end of the day after the distribution of the Opco distribution shares, being Monday, 7 April 2008.

An announcement will be made on or about Tuesday, 8 April 2008, informing Avusa shareholders of the ratio to be used in the apportionment of the cost between the Avusa shares and the Opco distribution shares. This ratio must be used in the determination of the capital gain or loss derived on any future disposals of Avusa shares or Opco distribution shares.

Avusa shareholders will be deemed to have acquired the Opco distribution shares on the date on which the Avusa shares were originally acquired (other than for the purposes of determining whether the shares are "qualifying shares" as contemplated in section 9C of the Income Tax Act) and to have incurred the expenditure apportioned to the Opco distribution shares on the date on which the expenditure was incurred in respect of the Avusa shares.

6.7.2 Stamp duties or uncertificated securities tax

The registration of the Opco distribution shares in the names of the Avusa shareholders will be exempt from the payment of any stamp duties and uncertificated securities tax to the extent that the provisions of section 46 of the Income Tax Act apply to the distribution.

6.7.3 Exempt persons

The provisions of section 46 of the Income Tax Act will not apply to any unbundling of the Opco distribution shares to a shareholder who is not subject to normal tax in South Africa or who is subject to such tax at a reduced rate as a result of the application of any agreement for the avoidance of double taxation and who either alone or together with any connected person in relation to that shareholder acquires 20 per cent or more of the Opco distribution shares.

6.7.4 Non-resident shareholders

Avusa shareholders who are non-resident in South Africa for tax purposes are advised to consult their professional advisers as regards the tax treatment of the unbundling of the Opco distribution shares in light of the tax laws in their respective jurisdictions and any tax treaties between South Africa and their countries of residence.

6.8 Exchange Control Regulations

The following guidelines are not a comprehensive statement of the Exchange Control Regulations and merely reflect Avusa's understanding of the regulations at the date of this document. Avusa shareholders who have any doubt as to the action they should take should consult their professional advisers.

In the case of Avusa shareholders whose registered addresses are outside the common monetary area, the following will apply in respect of the unbundling:

6.8.1 Emigrants from the common monetary area

New certificates issued to any emigrant Avusa shareholder in terms of the unbundling will be restrictively endorsed and deposited with the authorised dealer controlling such emigrant's blocked assets. In terms of the Exchange Control Regulations, such Opco distribution shares are not freely transferable from the common monetary area. The CSDP or broker will ensure that all requirements of the Exchange Control Regulations are adhered to in respect of their clients falling into this category of investor, whether shares are held in dematerialised or certificated form.

6.8.2 All other non-residents of the common monetary area

Non-resident Avusa shareholders whose documents of title are endorsed "non-resident" will receive Opco distribution shares similarly endorsed. The CSDP or broker will ensure that all requirements of the Exchange Control Regulations are adhered to in respect of their clients falling into this category of investor, whether shares are held in dematerialised or certificated form.

6.8.3 Avusa shareholders in other jurisdictions

The distribution of the Opco distribution shares to shareholders who are resident in, or citizens or nationals of jurisdictions outside South Africa or custodians, nominees or trustees for residents in, or citizens or nationals of other countries may be prohibited or affected by the laws of the relevant jurisdictions. Such persons should acquaint themselves with and observe any applicable legal requirements.

7. CHANGES TO THE AVUSA BOARD OF DIRECTORS

On implementation of the transaction, and upon the resignation of the seven other board members who will become directors of Opco, the Avusa board will be constituted as follows:

F J van der Merwe

C B Brayshaw

W S Moutloatse

D M Mashabela.

This is the board which will be responsible for the Caxton investment. Shareholders are reminded that Avusa's name will change to ElementOne on 31 March 2008.

A board meeting will be held as soon as practicable after the implementation of the transaction to elect a new chairperson.

8. PROSPECTS

Subsequent to the unbundling, Avusa's remaining major asset will be its direct and indirect investments in Caxton. Avusa will then constitute a dual listing of Caxton and fail to comply with paragraph 4.28(d) of the Listings Requirements, which states that a listed company must have control (being 50% plus one of the voting shares) over the majority of its assets. The JSE has granted Avusa a period of 12 months from the date of the unbundling to remedy this non-compliance. The directors will pursue the most appropriate route for all stakeholders.

In terms of the Listings Requirements, if Avusa fails to remedy the non-compliance within the 12 months, the JSE has advised that it will terminate Avusa's listing.

To the best of their knowledge, and after having made all reasonable enquiries, the directors are of the view that the relationships between Avusa and its direct and indirect investments in Caxton are regulated in terms of the memorandum and articles of association of the respective companies.

9. DIRECTORS' OPINION AND RECOMMENDATION

9.1 The Avusa board is of the opinion that the cession of the name "Avusa" by Avusa to Opco will reflect Opco's positioning as a media and entertainment market leader with a credible and transparent strategy for future growth.

9.2 The Avusa board is further of the opinion that the change of name of the company to "ElementOne" reflects the company's position following the disposal and the unbundling, with its investment in Caxton being its single major remaining asset. The costs related to the name change will be borne by the company.

9.3 The Avusa board is of the opinion that the terms and conditions of the disposal by Avusa of its operating media and entertainment assets to Opco, the termination of the Avusa share incentive schemes consequent upon the cash settlement by Avusa of the obligations arising upon exercise of such incentives and/or the assumption by Opco of Avusa's remaining obligations in respect of unexercised incentives, the listing and subsequent unbundling, are fair and reasonable and that the implementation of the transaction will be to the benefit of all shareholders.

9.4 Accordingly, the Avusa board recommends that shareholders vote in favour of the resolutions to be proposed at the general meeting to approve the transaction.

9.5 The directors of Avusa with interests in the company, and who do not participate in the vesting of unvested rights as described in paragraph 18 of this circular, intend to vote in favour of the resolutions to be proposed at the general meeting to approve the transaction.

10. FINANCIAL INFORMATION

10.1 Financial effects of the unbundling

Pursuant to the unbundling, Avusa shareholders will continue holding Avusa shares, and will also receive Opco distribution shares. Accordingly, after the unbundling, there will be no material effect on the earnings and underlying NAV attributable to each Avusa shareholder. The only financial effect of the transaction on the shareholders resulting from the transaction will be due to the expenses relating to the transaction as disclosed in paragraph 20 of this circular.

The *pro forma* financial effects below are a summary of the complete *pro forma* financial information as set out in Annexure 1 to this circular. The *pro forma* financial information has been prepared to illustrate the impact of the unbundling on the reported financial information of Avusa for the six months ended 30 September 2007, had the unbundling occurred on 1 April 2007 for income statement purposes and on 30 September 2007 for balance sheet purposes. The *pro forma* financial information has also taken into account the effect of the M-Net/SuperSport transaction. The *pro forma* financial information has been prepared for illustrative purposes only and, because of its nature, may not give a fair reflection of Avusa's financial position and results of operations after the unbundling.

	Before the M-Net/ SuperSport transaction and the unbundling	After the M-Net/ SuperSport transaction but before the unbundling	After the unbundling	Percentage change
Basic earnings per ordinary share (cents)	1 679	4 034	3 930	134
Basic headline earnings per ordinary share (cents)	1 681	1 487	1 383	(18)
Net asset value per ordinary share (cents)	4 260	3 233	2 316	(46)
Net tangible asset value per ordinary share (cents)	3 807	3 043	2 316	(39)
Number of shares in issue ('000)	103 821	103 821	103 821	–
Weighted average number of shares in issue ('000)	103 821	103 821	103 821	–

Notes:

(a) The "Before the M-Net/SuperSport transaction and the unbundling" financial information has been extracted, without adjustment, from Avusa's reviewed interim results for the six months ended 30 September 2007.

(b) The basic earnings per ordinary share and basic headline earnings per ordinary share as reflected in the "After the M-Net/SuperSport transaction but before the unbundling" financial information are based on the assumption that the M-Net/SuperSport transaction was implemented on 1 April 2007.

(c) The net asset value per ordinary share and net tangible asset value per ordinary share figures as reflected in the "After the M-Net/SuperSport transaction but before the unbundling" financial information are based on the assumption that the M-Net/SuperSport transaction was implemented on 30 September 2007.

(d) The basic earnings per ordinary share and basic headline earnings per ordinary share as reflected in the "After the M-Net/SuperSport transaction but before the unbundling" column were adjusted for:

- the receipt of the consideration (based on a share price of R169,80 per Naspers N share, which was the closing share price at Friday, 21 December 2007) in respect of the disposal of the M-Net/SuperSport stake, the disposal by Avusa of the M-Net/SuperSport stake, and the unbundling to Avusa shareholders of the Naspers N shares;
- the elimination of the proportionately consolidated results of M-Net and SuperSport for the six months ended 30 September 2007;
- the reversal of the brand amortisation (which arises on consolidation) of R2 million for the six months ended 30 September 2007;
- the payment of CGT of R280 million;
- the payment of STC of R231 million on the unbundling of the Naspers N shares (see note (f));
- the payment of STC of R12 million on Avusa's dividend declared on 19 June 2007;
- the reduction in interest earned, at an average pre-tax rate of 7,5% per annum, of R10 million as a result of the utilisation of Avusa's cash (after the introduction of the R250 million cash received as part of the purchase consideration) to fund Avusa's CGT and STC payments; and
- costs of approximately R5 million relating to the M-Net/SuperSport transaction.

(e) The net asset value per ordinary share and net tangible asset value per ordinary share as reflected in the "After the M-Net/SuperSport transaction but before the unbundling" column were adjusted for:

- the receipt of the consideration (based on a share price of R169,80 per Naspers N share, which was the closing share price at Friday, 21 December 2007) in respect of the disposal of the M-Net/SuperSport stake, the disposal by Avusa of the M-Net/SuperSport stake, and the unbundling to Avusa shareholders of the Naspers N shares;
- the elimination of the proportionately consolidated assets and liabilities of M-Net and SuperSport at 30 September 2007;
- the elimination of the intangible assets (which arise on consolidation) comprising goodwill of R221 million and brands of R48 million at 30 September 2007;
- the payment of CGT of R287 million;
- the payment of STC of R240 million on the unbundling of the Naspers N shares (see note (f)); and
- costs of approximately R5 million relating to the M-Net/SuperSport transaction.

(f) The STC on the unbundling of the Naspers N shares received as consideration for the M-Net/SuperSport stake is calculated on the basis that:

- R439 million of available STC credits are utilised in respect of the income statement *pro forma* financial effects and that R348 million of available STC credits are utilised in respect of the balance sheet *pro forma* financial effects; and
- R796 million of the unbundled Naspers N shares is paid to shareholders by means of a reduction of share premium.

(g) The basic earnings per ordinary share and basic headline earnings per ordinary share figures as reflected in the "After the unbundling" financial information are based on the assumption that the unbundling was implemented on 1 April 2007.

(h) The net asset value per ordinary share and net tangible asset value per ordinary share figures as reflected in the "After the unbundling" financial information are based on the assumption that the unbundling was implemented on 30 September 2007.

(i) The basic earnings per ordinary share and basic headline earnings per ordinary share as reflected in the "After the unbundling" column were adjusted for:

- the elimination of the results of the operating media and entertainment assets (excluding share-based payments) for the six months ended 30 September 2007; and
- the estimated costs of R6 million relating to the transaction.

(j) The net asset value per ordinary share and net tangible asset value per ordinary share as reflected in the "After the unbundling" column were adjusted for:

- the elimination of the assets and liabilities of the operating media and entertainment assets at 30 September 2007; and
- the estimated costs of R6 million relating to the transaction.

The independent reporting accountants' report relating to both the detailed unaudited *pro forma* financial information in Annexure 1 and the summary unaudited *pro forma* financial effects set out above is included in Annexure 2. The directors of Avusa are responsible for both the *pro forma* financial information and the *pro forma* financial effects.

10.2 Trading history of Avusa shares on the JSE

The recent trading history of Avusa shares on the JSE is set out in Annexure 3 of this circular.

11. SHARE CAPITAL AND SHAREHOLDERS

11.1 Share capital of Avusa

The table below shows the authorised and issued share capital of Avusa before and after the disposal and the unbundling.

Before and after the disposal and the unbundling:

	R'million
Authorised share capital	
120 000 000 ordinary shares of 10 cents each	12
Issued share capital	
103 821 159 ordinary shares of 10 cents each	10

11.2 Major shareholders

As at the last practicable date, according to the Avusa share register, the following shareholders were directly or indirectly beneficially interested in 5% or more of the issued share capital of Avusa:

Name	Number of shares	Percentage held in Avusa
Public Investment Corporation	10 515 133	10,1
Coronation Fund Managers	6 160 154	5,9
Investment Solutions Limited	5 502 229	5,3
Allan Gray Unit Trust Funds	5 400 978	5,2

12. MATERIAL LOANS

In terms of the company's Articles, the group's borrowing powers are unlimited.

At 30 September 2007, the Avusa group had the following material loans:

12.1 Unsecured

Lender	Various banks in respect of overdrafts
Amount	R167 million
Salient terms	The bank overdrafts bear interest at floating market rates.
Lender	Avusa Communications West Africa outside shareholders
Amount	R42 million
Salient terms	The loans bear interest at 15% and have no fixed terms of repayment.
Lender	Various borrowings
Amount	R4 million
Salient terms	The loans are interest-free and have no fixed terms of repayment.
Lender	BDFM Publishers (Proprietary) Limited
Amount	R13 million
Salient terms	The loan bears interest at 7,5% and has no fixed terms of repayment.

12.2 Secured

Lender	Diamond Bank Plc (Nigeria)
Amount	R10 million
Salient terms	The loan bears interest at 17%, is repayable in July 2009, and is secured over the assets of the Nigerian retail company.
Lender	Barclays Bank (Kenya)
Amount	R8 million
Salient terms	The loan bears interest at 12%, is repayable by June 2012 and is secured over the assets of the Kenyan retail company.
Lender	Charter House (Kenya)
Amount	R1 million
Salient terms	The loan bears interest at 12%, is repayable by March 2008 and is secured over the assets of the Kenyan retail company.
Lender	Various lenders in respect of hire purchase agreements
Amount	R36 million
Salient terms	Interest rates vary from prime less 3% to prime less 1,5% and repayment terms from three to five years, and are secured by the underlying assets.
Lender	Various lenders in respect of finance leases
Amount	R6 million
Salient terms	Interest rates vary between 7,9% and 19%. The leases are repayable within three to five years, and are secured by the underlying assets.

None of the abovementioned loans contain any conversion or redemption rights. Where the abovementioned loans are repayable within 12 months, these will be financed from existing resources.

13. MATERIAL CONTRACTS

Save for the disposal on 30 November 2007 of its interests in M-Net and SuperSport to Naspers, and the entering into of the disposal and unbundling agreement, Avusa and its subsidiaries have not entered into any material contracts other than in the ordinary course of business.

14. DIRECTORS

14.1 Directors

The names, ages, qualifications, business addresses and occupations of the current directors of Avusa are set out below:

Name, age and qualifications	Business address	Occupation
Mashudu Elias Ramano (54)*+	94 Jan Smuts Avenue Saxonwold, 2196	Independent non-executive chairperson of the Avusa board
Prakash Chandra Desai (53) BCom, BCompt (Hons), CA(SA)	4 Biermann Avenue Rosebank, 2196	Group chief executive officer of Avusa

Name, age and qualifications	Business address	Occupation
Howard Benatar (42) BCom, BAcc, CA(SA)	4 Biermann Avenue Rosebank, 2196	Chief financial officer of Avusa
Martin Dods Brand (64)*+	13 Bridlewood Welgelee Road Constantia, 7806	Independent non-executive director of Avusa
Colin Bertram Brayshaw (72)*+ CA(SA), FCA	Unit 6 3 Melrose Boulevard Melrose Arch Melrose North, 2196	Independent non-executive director of Avusa
Laura Mokgadi Machaba-Abiodun (47)*+ BCom (Law), H Dip Ed (post-graduate), MBA, MA, OCM (Harvard)	225 Bell Drive Noordheuwel Krugersdorp, 1756	Independent non-executive director of Avusa
Dennis Morakiwa Mashabela (44)*+	20 Baker Street Rosebank, 2196	Independent non-executive director of Avusa
William Stephen Moutloatse (39)*+ BCom	Library Office Park 14 Payne Street Bryanston, 2191	Independent non-executive director of Avusa
Tommy Richard Alpheus Oliphant (62)*+ MAP	5 Spreeu Road Sunward Park Boksburg, 1459	Independent non-executive director of Avusa
Francois Johannes van der Merwe (50)* BA, LLB, MA (Oxon)	Tierhoek Calvinia, 8190	Non-executive director of Avusa
Thomas Alexander Wixley (67)*+ BCom, CA(SA)	316a Killarney Mall Riviera Road Killarney, 2041	Independent non-executive director of Avusa

* *Non-executive*

\+ *Independent*

14.2 Directors' emoluments and benefits

Details of directors' emoluments and benefits for the year ended 31 March 2007 are set out below:

Executive directors

Director	Salary R'000	Retirement benefits R'000	Medical benefits R'000	Other benefits R'000	Incentive bonus R'000	Sub-total R'000	Separation payment R'000	Total R'000
H Benatar	893	103	8	–	720	1 724	–	1 724
P C Desai	1 740	200	43	115	2 376	4 474	–	4 474
P M Jenkins	–	–	–	–	500	500	–	500
A C G Molusi	628	72	8	51	–	759	15 000	15 759
Total	**3 261**	**375**	**59**	**166**	**3 596**	**7 457**	**15 000**	**22 457**

- Other benefits include travel allowances.
- The incentive bonus is earned in respect of the prior year.
- The executive directors do not receive fees as directors.

Non-executive directors

Director	Directors' fees R'000	Special services fees R'000	Total R'000
M E Ramano	603	130	**733**
M D Brand	123	–	**123**
C B Brayshaw	373	–	**373**
P M Jenkins	307	–	**307**
D M Mashabela	459	–	**459**
W S Moutloatse	317	–	**317**
T R A Oliphant	250	–	**250**
K C Ramon	78	–	**78**
F J van der Merwe	101	–	**101**
T A Wixley	508	–	**508**
Total	**3 119**	130	**3 249**

14.3 Directors' interests in Avusa

At the last day practicable date, the aggregate interests of directors in the ordinary share capital of Avusa were as follows:

	Beneficial	
	Direct	**Indirect**
M E Ramano	–	–
P C Desai	14 915	–
H Benatar	–	–
M D Brand	–	–
C B Brayshaw	–	–
L M Machaba-Abiodun	–	–
D M Mashabela	–	–
W S Moutloatse	–	–
T R A Oliphant	–	–
F J van der Merwe	–	–
T A Wixley	4 000	–
Total	**18 915**	–

14.4 Directors' interests in the transaction

Save for in relation to the treatment of the Avusa share incentive schemes as set out in paragraph 18, the directors of the group have no direct or indirect beneficial interest in this transaction or in transactions effected by the company during the current financial year or in the preceding financial year or during any earlier financial year which remain in any respect outstanding or unperformed.

At present, the two executive directors of Avusa have employment contracts with Avusa. The employment contracts of the executive directors will be assigned to Opco on the disposal date. The assignment agreement in respect of the group chief executive officer's employment contract provides that by 30 April 2008 Opco will revise the contract in order to give effect to a longer contractual term and a revised remuneration package benchmarked to the longer term. The chief financial officer's employment contract will be assigned with its current terms and conditions unchanged.

15. LITIGATION STATEMENT

As at the last practicable date, there were no legal or arbitration proceedings, including proceedings pending or threatened, of which the Avusa directors are aware, which may have or have had, during the 12 months preceding the date of this circular, a material effect on the company and the group's financial position.

16. CHANGES IN CONTROLLING SHAREHOLDERS

Johnnic was the company's controlling shareholder until 29 March 2005 when it unbundled its shareholding to Avusa shareholders. Avusa currently does not have a controlling shareholder.

The trading objects of Avusa and its subsidiaries have not changed during the previous five years.

17. MATERIAL CHANGES

As at the last practicable date, save for the disposal on 30 November 2007 of its interests in M-Net and SuperSport, and proposed implementation of the transaction, there has been no material change in the financial or trading position of the Avusa group since 30 September 2007.

18. AVUSA SHARE INCENTIVE SCHEMES

As a result of the transaction, the Avusa share incentive schemes will be dealt with as set out below:

18.1 The participants will be entitled to elect whether:

18.1.1 Avusa's obligations towards them in respect of vested incentives are to be settled by Avusa in cash within 10 (ten) working days from the date of adoption of the resolutions and at the fair value of such vested incentives determined in accordance with 18.4; or

18.1.2 alternatively, to retain their rights in respect of vested incentives until they are exercised or lapse, with Avusa's liabilities in respect thereof to be assumed by Opco and discharged in terms of 18.5 and 18.6 ("unexercised incentives").

18.2 Notwithstanding 18.1, participants who hold rights which were awarded after 31 December 2004, will all be treated in accordance with 18.1.1.

18.3 Subject to and conditional upon the adoption of the resolutions, the conditions for the vesting of all unvested rights of participants in terms of the Avusa share incentive schemes, will be deemed to have been fully met and all such unvested rights will be deemed to have vested, on 29 February 2008 ("vesting date").

18.4 The amount to be paid by Avusa to each participant in the circumstances envisaged in 18.1.1 and 18.2, will be the fair value of the relevant vested incentives on the vesting date, as determined by Alexander Forbes (or other reputable actuaries), with reference to the 30-day volume weighted average price at which Avusa shares (and, where applicable, MTN Group shares) traded on the JSE up until the vesting date.

18.5 With effect from the date upon which the unbundling is effected, Opco shall assume all of Avusa's liabilities towards participants in respect of unexercised incentives. Participants shall be entitled to exercise their unexercised incentives against Opco, by way of written notice to that effect to Opco to be given within 10 (ten) years from the date upon which the relevant unexercised incentives were originally awarded, or within 30 (thirty) days after the termination of the employment of the relevant participant with Opco or any of its subsidiaries, whichever occurs first, failing which such unexercised incentives shall lapse.

18.6 Unexercised incentives shall be settled, at the election of Opco, either in shares in Opco or in cash, with reference to the price at which Opco and Avusa shares (and, where applicable, MTN Group shares) close on the JSE on the day preceding the date of exercise of the relevant unexercised incentives.

18.7 Opco will acquire a hedging instrument as part of the purchased operating media and entertainment assets which will cover Opco's exposure to participants in respect of unexercised incentives.

19. SUSPENSIVE CONDITIONS TO THE TRANSACTION

The transaction is subject in its entirety to the fulfilment of each of the following suspensive conditions:

- the Avusa board having adopted resolutions authorising the conclusion by Avusa of the agreements required to give effect to the transaction;

- the shareholders of Avusa in general meeting having adopted resolutions authorising the following actions, and to the extent that such resolutions are special resolutions, the same having been registered with the Registrar of Companies:
  - the cession of the name "Avusa" by Avusa to Opco;
  - the change of name of the company to "ElementOne Limited";
  - the disposal by Avusa of its operating media and entertainment assets to Opco in accordance with the provisions of the disposal and unbundling agreement;
  - the termination of the Avusa share incentive schemes consequent upon the cash settlement by Avusa of the obligations arising upon exercise of such incentives and/or the assumption by Opco of Avusa's remaining obligations in respect of unvested incentives;
  - the listing of Opco in the Consumer Services – Publishing sector of the JSE list; and
  - the unbundling by Avusa to its shareholders of its shares held in Opco by way of a distribution *in specie* in terms of section 46 of the Income Tax Act, in the ratio of one Opco share for every one Avusa share held at the close of business on the record date;
- the board of directors of Opco having adopted resolutions authorising the entering into by Opco of the agreements required to give effect to the transaction; and
- the shareholder of Opco having adopted resolutions authorising the entering into by Opco of the agreements required to give effect to the transaction, and including the acquisition by Opco of Avusa's operating media and entertainment assets.

The boards of directors of Avusa and Opco have passed the requisite board resolutions to give effect to the transaction. In addition, the sole shareholder of Opco, being Avusa, has passed the requisite shareholder resolutions to give effect to the transaction. The only outstanding resolutions required to give effect to the transaction are the shareholder resolutions to be put before the shareholders of Avusa at the general meeting scheduled for 08:00 on Tuesday, 18 March 2008.

20. EXPENSES RELATING TO THE TRANSACTION

The company expects to incur costs (excluding VAT) in relation to the transaction of approximately R6 million comprising:

Description	**R**
Nedbank Capital (investment bank and sponsor)	4 000 000
Werksmans Inc (legal advisers)	1 250 000
Deloitte & Touche (independent reporting accountants and auditors)	280 000
JSE documentation fees	74 000
Computershare Investor Services (transfer secretaries)	78 000
Printing costs (including publication and distribution)	173 000
Total	**5 855 000**

These costs will be borne by the company.

21. WORKING CAPITAL STATEMENT

Having considered the possible effects of the transaction, the opinion of the directors is as follows:

21.1 Avusa will be able, in the ordinary course of business, to pay its debts as they become due in the ordinary course of business, for a period of 12 months following the issue of this circular;

21.2 the assets of Avusa are and will be in excess of its liabilities for a period of 12 months following the issue of this circular, measured in accordance with the accounting policies used in the audited annual financial statements for the year ended 31 March 2007;

21.3 the share capital and reserves of Avusa will be adequate for a period of 12 months following the issue of this circular; and

21.4 the working capital of Avusa will be adequate for a period of 12 months following the issue of this circular.

22. SPECIAL ARRANGEMENTS

With reference to Rule 21.5 of the Securities Regulation Code on Take-overs and Mergers, there are no agreements, arrangements or understandings (including any compensation arrangements) with any directors or persons who were directors within the preceding 12 months, in relation to the unbundling, save for:

- the effect on the directors consequent upon the accelerated vesting of all unvested incentives disclosed in paragraph 18 and Annexure 4; and
- the proposed revision to the group chief executive officer's employment contract as disclosed in paragraph 14.4 above.

23. DIRECTORS' RESPONSIBILITY STATEMENT

With respect to the information in this circular, the directors, whose names are given in paragraph 14 of this circular:

- have considered all statements of fact and opinion in this circular;
- collectively and individually accept full responsibility for the accuracy of the information given;
- certify that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this circular false or misleading;
- confirm that they have made all reasonable enquiries in this regard; and
- confirm that this circular contains all information required by law and the Listings Requirements.

24. CONSENTS

The written consents of the investment bank and sponsor, independent reporting accountants and auditors, legal advisers and transfer secretaries to act in the capacities stated, and to their names being stated in this circular have been given and have not been withdrawn prior to the issue of this document.

25. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection by shareholders during normal business hours at the registered office of the company from the date of this circular up to and including the date of the general meeting:

- a signed copy of this circular;
- a copy of the pre-listing statement;
- the memorandum and articles of association of Avusa;
- the memorandum and articles of association of Opco;
- executive directors' employment contracts;
- the signed independent reporting accountants' report on the unaudited *pro forma* financial information and unaudited *pro forma* financial effects contained in this circular;
- the audited historical financial information of Avusa for the three financial years ended 31 March 2007, 31 March 2006 and 31 March 2005;
- the reviewed historical financial information of Avusa for the six months ended 30 September 2007; and
- the signed disposal and unbundling agreement.

By order of the Avusa board

P C Desai
Group chief executive officer

Rosebank
25 February 2008

UNAUDITED *PRO FORMA* FINANCIAL INFORMATION FOR AVUSA

A *pro forma* income statement, balance sheet and cash flow statement for Avusa are set out below to illustrate the effects of the unbundling on Avusa's published interim results for the six months ended 30 September 2007.

Subsequent to the listing and unbundling of Opco, Avusa's business will comprise a holding in Caxton as its only major asset, with costs associated with a listed company of its nature being incurred.

The *pro forma* financial information has been prepared for illustrative purposes only, to provide information about the impact of the unbundling on the financial position, results of operations and cash flows of Avusa had the unbundling occurred on 1 April 2007 for income statement purposes and on 30 September 2007 for balance sheet purposes. The *pro forma* financial information has also taken into account the effect of the M-Net/SuperSport transaction. Because of its nature, the *pro forma* financial information may not give a fair reflection of Avusa's financial position, results of operations and cash flows after the transaction.

The independent reporting accountants' report relating to the unaudited *pro forma* financial information is included in Annexure 2.

The *pro forma* financial information is the responsibility of the Avusa board.

***PRO FORMA* CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007**

	Actual six months ended 30 September 2007 R'm	M-Net/ SuperSport transaction *pro forma* adjustments R'm	*Pro forma* post the M-Net/ SuperSport transaction six months ended 30 September 2007 R'm	Unbundling *pro forma* adjustments R'm	*Pro forma* post the unbundling six months ended 30 September 2007 R'm
Revenue	**2 974**	**(813)**	**2 161**	**(2 161)**	–
Cost of sales	(1 691)	432	(1 259)	1 259	–
Gross profit	**1 283**	**(381)**	**902**	**(902)**	–
Operating expenses	(874)	109	(765)	720	(45)
Operating costs	(770)	87	(683)	674	(9)
Depreciation and amortisation	(61)	15	(46)	46	–
Share-based payments	(43)	7	(36)	–	(36)
Profit (loss) from operations before exceptional items	**409**	(272)	137	**(182)**	**(45)**
Exceptional items	1 598	3 173	4 771	–	4 771
Profit from operations	**2 007**	**2 901**	**4 908**	**(182)**	**4 726**
Net finance income	38	(22)	16	(1)	15
Finance income	56	(13)	43	(17)	26
Finance costs	(18)	(9)	(27)	16	(11)
Share of profits of associates	4	(2)	2	(2)	–
Profit before taxation	**2 049**	**2 877**	**4 926**	**(185)**	**4 741**
Taxation	(300)	(432)	(732)	71	(661)
Profit for the period	**1 749**	**2 445**	**4 194**	**(114)**	**4 080**

	Actual six months ended 30 September 2007 R'm	M-Net/ SuperSport transaction *pro forma* adjustments R'm	*Pro forma* post the M-Net/ SuperSport transaction six months ended 30 September 2007 R'm	Unbundling *pro forma* adjustments R'm	*Pro forma* post the unbundling six months ended 30 September 2007 R'm
Attributable to:					
Avusa shareholders	1 743	2 445	4 188	(108)	4 080
Minority interest	6	–	6	(6)	–
	1 749	2 445	4 194	(114)	4 080
Reconciliation between attributable and headline earnings					
Attributable earnings	**1 743**	**2 445**	4 188	**(108)**	4 080
Impairment of property, plant and equipment	1	(1)	–	–	–
Other	1	(1)	–	–	–
Profit on disposal of operations	–	**(2 644)**	**(2 644)**	–	**(2 644)**
Headline earnings	**1 745**	**(201)**	**1 544**	**(108)**	**1 436**
Basic earnings per ordinary share (cents)					
Attributable	1 679	2 355	4 034	(104)	3 930
Headline	1 681	(194)	1 487	(104)	1 383
Number of shares in issue at beginning and end of period	103 821 159		103 821 159		103 821 159

PRO FORMA CONSOLIDATED BALANCE SHEET AS AT 30 SEPTEMBER 2007

	Actual 30 September 2007 R'm	M-Net/ SuperSport transaction *pro forma* adjustments R'm	*Pro forma* post the M-Net/ SuperSport transaction 30 September 2007 R'm	Unbundling *pro forma* adjustments R'm	*Pro forma* post the unbundling 30 September 2007 R'm
ASSETS					
Non-current assets	**3 798**	**(432)**	**3 366**	**(643)**	**2 723**
Tangible assets	464	(118)	346	(346)	–
Intangible assets	471	(273)	198	(198)	–
Investments and loans	2 682	(25)	2 657	(46)	2 611
Deferred taxation assets	181	(16)	165	(53)	112
Current assets	**3 183**	**(1 208)**	**1 975**	**(1 861)**	**114**
Inventories, receivables and other current assets	2 200	(692)	1 508	(1 508)	–
Listed equities	158	(44)	114	–	114
Bank balances, deposits and cash	825	(472)	353	(353)	–
Total assets	**6 981**	**(1 640)**	**5 341**	**(2 504)**	**2 837**
EQUITY AND LIABILITIES					
Capital and reserves					
Shareholder interest	4 423	(1 066)	3 357	(952)	2 405
Minority interest	40	–	40	(40)	–
Total equity	**4 463**	**(1 066)**	**3 397**	**(992)**	**2 405**
Non-current liabilities	**606**	**(67)**	**539**	**(307)**	**232**
Long-term borrowings	45	(2)	43	(43)	–
Post-retirement benefits liabilities	164	–	164	(164)	–
Operating leases equalisation liabilities	90	–	90	(90)	–
Share-based payment liabilities	133	(56)	77	–	77
Deferred taxation liabilities	174	(9)	165	(10)	155
Current liabilities	**1 912**	**(507)**	**1 405**	**(1 205)**	**200**
Payables and other current liabilities	1 541	(520)	1 021	(972)	49
Share-based payment liabilities	130	–	130	–	130
Short-term borrowings	75	–	75	(75)	–
Bank overdrafts	166	13	179	(158)	21
Total equity and liabilities	**6 981**	**(1 640)**	**5 341**	**(2 504)**	**2 837**
Net asset value	4 423	(1 066)	3 357	(952)	2 405
Net tangible asset value	3 952	(793)	3 159	(754)	2 405
Net asset value per ordinary share (cents)	4 260	(1 027)	3 233	(917)	2 316
Net tangible asset value per ordinary share (cents)	3 807	(764)	3 043	(727)	2 316

PRO FORMA CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

	Actual six months ended 30 September 2007 R'm	M-Net/ SuperSport transaction *pro forma* adjustments R'm	*Pro forma* post the M-Net/ SuperSport transaction six months ended 30 September 2007 R'm	Unbundling *pro forma* adjustments R'm	*Pro forma* post the unbundling six months ended 30 September 2007 R'm
Net cash from (used in) operating activities	41	(61)	(20)	11	(9)
Net cash (used in) from investing activities	(149)	49	(100)	134	34
Net cash used in financing activities	(114)	95	(19)	(106)	(125)
Net (decrease) in cash and cash equivalents	(222)	83	(139)	39	(100)
Cash and cash equivalents at beginning of period	881	(568)	313	(234)	79
Cash and cash equivalents at end of period	659	(485)	174	(195)	(21)

Notes:

(a) The "actual" financial information has been extracted, without adjustment, from Avusa's reviewed interim results for the six months ended 30 September 2007.

(b) The *pro forma* post the M-Net/SuperSport transaction income statement is based on the assumption that the M-Net/SuperSport transaction was implemented on 1 April 2007.

(c) The *pro forma* post the M-Net/SuperSport transaction balance sheet is based on the assumption that the M-Net/SuperSport transaction was implemented on 30 September 2007.

(d) The *pro forma* post the M-Net/SuperSport transaction income statement includes adjustments for:
- the receipt of the consideration (based on a share price of R169,80 per Naspers N share, which was the closing share price at Friday, 21 December 2007) in respect of the disposal of the M-Net/SuperSport stake, the disposal by Avusa of the M-Net/SuperSport stake, and the unbundling to Avusa shareholders of the Naspers N shares;
- the elimination of the proportionately consolidated results of M-Net and SuperSport for the six months ended 30 September 2007;
- the reversal of the brand amortisation (which arises on consolidation) of R2 million for the six months ended 30 September 2007;
- the payment of CGT of R280 million;
- the payment of STC of R231 million on the unbundling of the Naspers N shares (see note (f));
- the payment of STC of R12 million on Avusa's dividend declared on 19 June 2007;
- the reduction in interest earned, at an average pre-tax rate of 7,5% per annum, of R10 million as a result of the utilisation of Avusa's cash (after the introduction of the R250 million cash received as part of the purchase consideration) to fund Avusa's CGT and STC payments; and
- costs of approximately R5 million relating to the M-Net/SuperSport transaction.

(e) The *pro forma* post the M-Net/SuperSport transaction balance sheet includes adjustments for:
- the receipt of the consideration (based on a share price of R169,80 per Naspers N share, which was the closing share price at Friday, 21 December 2007) in respect of the disposal of the M-Net/SuperSport stake, the disposal by Avusa of the M-Net/SuperSport stake, and the unbundling to Avusa shareholders of the Naspers N shares;
- the elimination of the proportionately consolidated assets and liabilities of M-Net and SuperSport at 30 September 2007;
- the elimination of the intangible assets (which arise on consolidation) comprising goodwill of R221 million and brands of R48 million at 30 September 2007;
- the payment of CGT of R287 million;
- the payment of STC of R240 million on the unbundling of the Naspers N shares (see note (f)); and
- costs of approximately R5 million relating to the M-Net/SuperSport transaction.

(f) The STC on the unbundling of the Naspers N shares received as consideration for the M-Net/SuperSport stake is calculated on the basis that:
- R439 million of available STC credits are utilised in respect of the income statement *pro forma* financial effects and R348 million of available STC credits are utilised in respect of the balance sheet *pro forma* financial effects; and
- R796 million of the unbundled Naspers N shares is paid to Avusa's shareholders by means of a reduction of share premium.

(g) The *pro forma* adjustment to exceptional items arises from the deconsolidation of the M-Net/SuperSport stake and from the profit realised on its disposal.

(h) The *pro forma* post the unbundling income statement is based on the assumption that the unbundling was implemented on 1 April 2007.

(i) The *pro forma* post the unbundling balance sheet is based on the assumption that the unbundling was implemented on 30 September 2007.

(j) The *pro forma* post the unbundling cash flow statement is based on the assumption that the unbundling was implemented on 1 April 2007.

(k) The *pro forma* income statement includes adjustments for:

- the elimination of the results of the operating media and entertainment assets (excluding share-based payments) for the six months ended 30 September 2007; and
- the estimated costs of R6 million relating to the transaction.

(l) The *pro forma* post the unbundling balance sheet includes adjustments for:

- the elimination of the assets and liabilities of the operating media and entertainment assets at 30 September 2007; and
- the estimated costs of R6 million relating to the transaction.

(m) The *pro forma* post the unbundling cash flow statement includes adjustments for:

- the elimination of the cash flows of the operating media and entertainment assets (excluding share-based payments) for the six months ended September 2007; and
- the estimated costs of R6 million relating to the transaction.

INDEPENDENT REPORTING ACCOUNTANTS' REPORT ON THE UNAUDITED *PRO FORMA* FINANCIAL INFORMATION FOR AVUSA

"The Directors
Avusa Limited
4 Biermann Avenue
Rosebank
2196

15 February 2008

Dear Directors

INDEPENDENT REPORTING ACCOUNTANTS' REPORT ON THE UNAUDITED *PRO FORMA* FINANCIAL INFORMATION OF AVUSA LIMITED (AS DEFINED IN THE CIRCULAR)

We have performed our limited assurance engagement in respect of the unaudited *pro forma* financial information set out in Annexure 1 of the circular dated on or about 25 February 2008 issued in connection with the proposed sale of its operating media and entertainment assets to Avusa Opco Holdings Limited (as defined in the circular) ("Opco") and the proposed unbundling by Avusa to its shareholders of all the shares held in Opco by way of a distribution *in specie* in terms of section 46 of the Income Tax Act, 1962 (Act 58 of 1962), as amended, in the ratio of one Opco share for every one Avusa share held at the close of business on the record date.

The unaudited *pro forma* financial information has been prepared in accordance with the requirements of the JSE Limited ("JSE") Listings Requirements, for illustrative purposes only, to provide information about how the transactions might have affected the reported historical financial information presented, had the corporate action been undertaken at the commencement of the period or at the date of the pro forma balance sheet being reported on.

Directors' responsibility

The directors are responsible for the compilation, contents and presentation of the *pro forma* financial information contained in the circular and for the financial information from which it has been prepared. Their responsibility includes determining that: the *pro forma* information financial information has been properly compiled on the basis stated; the basis is consistent with the accounting policies of Avusa; and the *pro forma* adjustments are appropriate for the purposes of the *pro forma* financial information disclosed in terms of the JSE Listings Requirements.

Reporting accountants' responsibility

Our responsibility is to express our limited assurance conclusion on the *pro forma* financial information included in the circular to Avusa shareholders. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to Assurance Engagements Other Than Audits or Reviews of Historical Financial Information and the Guide on *Pro Forma* Financial Information issued by the South African Institute of Chartered Accountants.

This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Sources of information and work performed

Our procedures consisted primarily of comparing the unadjusted financial information with the source documents, considering the *pro forma* adjustments in light of the accounting policies of Avusa, the issuer, considering the evidence supporting the *pro forma* adjustments and discussing the adjusted *pro forma* financial information with the directors of the company in respect of the corporate actions that are the subject of this circular.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of Avusa and other information from various public, financial and industry sources.

While our work performed has involved an analysis of the historical published audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with International Standards on Auditing or International Standards on Review Engagements and accordingly, we do not express an audit or review opinion.

In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that, in terms of sections 8.17 and 8.30 of the JSE Listings Requirements:

- the *pro forma* financial information has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of the issuer; and
- the adjustments are not appropriate for the purposes of the *pro forma* financial information as disclosed.

Consent

We have consented to the inclusion of this report, which will form part of the circular, to be issued on or about 25 February 2008, in the form and context in which it will appear.

Deloitte & Touche
Registered Auditors

Per **M H Holme**
Partner

Buildings 1 and 2, Deloitte Place
The Woodlands, Woodlands Drive
Sandton

National Executive: G G Gelink *Chief Executive*, A E Swiegers *Chief Operating Officer*, G M Pinnock *Audit*, D L Kennedy *Tax*, L Geeringh *Consulting*, L Bam *Strategy*, C R Beukman *Finance*, T J Brown *Clients & Markets*, N T Mtoba *Chairman of the Board*, J Rhynes *Deputy Chairman of the Board*

A full list of partners and directors is available on request"

TRADING HISTORY OF AVUSA SHARES

The high, low and closing price of Avusa shares on the JSE, and the aggregated quarterly volumes and values traded from 1 January 2005 until 31 December 2007 were as follows:

Quarter ended	High (cents per share)	Low (cents per share)	Close (cents per share)	Volume (shares)	Value (R'million)
31 March 2005	4 100	3 250	3 730	1 658 446	61
30 June 2005	3 920	3 325	3 800	5 254 133	191
30 September 2005	5 100	3 752	4 850	8 828 672	362
31 December 2005	5 400	4 525	5 400	7 397 414	365
31 March 2006	6 350	5 380	6 099	7 077 171	422
30 June 2006	6 400	5 350	5 578	10 803 851	641
30 September 2006	7 000	5 499	6 600	4 665 863	291
31 December 2006	8 650	6 499	8 529	8 305 264	696
31 March 2007	9 150	8 155	8 950	10 872 629	941
30 June 2007	10 700	8 841	10 000	10 471 009	1 045
30 September 2007	10 199	8 261	9 000	7 715 927	702
31 December 2007	11 850	5 000*	5 480*	14 550 982	1 337

* After unbundling of Naspers N shares.

The high, low and closing price of Avusa shares on the JSE, and the aggregated monthly volumes and values traded from 1 January 2007 until 31 December 2007 were as follows:

Month ended	High (cents per share)	Low (cents per share)	Close (cents per share)	Volume (shares)	Value (R'million)
31 January 2007	8 700	8 230	8 490	4 138 263	352
28 February 2007	9 150	8 475	8 930	4 138 043	365
31 March 2007	9 100	8 155	8 950	2 596 323	224
30 April 2007	10 250	8 841	10 000	2 147 305	199
31 May 2007	10 700	9 895	10 300	4 580 795	464
30 June 2007	10 600	9 899	10 000	3 742 909	382
31 July 2007	10 199	9 000	9 325	2 547 369	244
31 August 2007	9 400	8 261	8 805	3 124 622	278
30 September 2007	9 200	8 550	9 000	2 043 936	180
31 October 2007	11 850	8 802	10 401	7 952 239	785
30 November 2007	11 300	9 205	9 400	4 832 591	504
31 December 2007	10 000	5 000*	5 480*	883 076	48

*After unbundling of Naspers N shares.

The high, low and closing price of Avusa shares on the JSE and the daily volumes and values traded from 2 January 2008 until the last practicable date were as follows:

Daily	High (cents per share)	Low (cents per share)	Close (cents per share)	Volume (shares)	Value (R'million)
2 January 2008	5 480	5 200	5 440	33 916	2
3 January 2008	5 399	5 399	5 399	113	<1
4 January 2008	5 395	5 350	5 370	117 358	6
7 January 2008	5 390	5 210	5 345	340 402	18
8 January 2008	5 350	5 250	5 315	145 201	8
9 January 2008	5 400	5 299	5 300	407 193	22
10 January 2008	5 300	5 200	5 244	97 451	5
11 January 2008	5 240	5 080	5 100	115 835	6
14 January 2008	5 150	4 950	5 000	383 640	19
15 January 2008	5 000	4 900	4 990	411 872	20
16 January 2008	4 850	4 750	4 750	328 084	16
17 January 2008	4 850	4 680	4 700	189 646	9
18 January 2008	4 700	4 480	4 600	104 281	5
21 January 2008	4 390	4 250	4 300	60 351	3
22 January 2008	4 199	4 075	4 199	925 502	38
23 January 2008	4 350	4 190	4 190	534 472	23
24 January 2008	4 350	4 190	4 190	584 738	25
25 January 2008	4 500	4 200	4 386	1 605 291	69
28 January 2008	4 275	4 218	4 220	56 578	2
29 January 2008	4 200	4 151	4 200	453 179	19
30 January 2008	4 198	4 150	4 150	93 310	4
31 January 2008	4 195	4 050	4 100	89 004	4
1 February 2008	4 150	4 000	4 100	194 892	8
4 February 2008	4 700	4 150	4 700	334 454	15
5 February 2008	4 700	4 489	4 500	69 732	3
6 February 2008	4 500	4 425	4 425	256 956	12
7 February 2008	4 599	4 400	4 425	110 496	5
8 February 2008	4 495	4 400	4 495	105 569	5
11 February 2008	4 525	4 500	4 500	14 431	<1
12 February 2008	4 600	4 499	4 600	224 107	10
13 February 2008	4 700	4 450	4 700	93 738	4
14 February 2008	5 250	4 849	4 925	225 627	11
15 February 2008	4 900	4 800	4 897	107 107	5

Source: I-Net Bridge.

EXECUTIVE DIRECTORS' EQUITY COMPENSATION BENEFITS: AVUSA SHARE INCENTIVE SCHEMES

The executive directors' interests in the Avusa share incentive schemes as at the last practicable date are set out below:

Director	Balance of share incentives at 1 April 2007	Number of share incentives allocated	Date of allocation	Number of share incentives relinquished[4]	Balance of share incentives at last practicable date	Number of share incentives	Modified allocation price R	Vesting date
P C Desai	453 913	31 576	1 July 2007	167 272	318 217	3 750	97,71	3 Jan 2003
						6 250	97,71	3 Jan 2004
						44 848	0,00	1 July 2008
						21 820	0,00	1 July 2006
						21 820	0,00	1 July 2007
						21 820	0,00	1 July 2008
						43 640	0,00	1 July 2009
						15 410	0,00	1 July 2007
						15 410	0,00	1 July 2008
						15 410	0,00	1 July 2009
						30 820	0,00	1 July 2010
						18 810[1]	18,49	1 July 2009
						18 810[2]	0,00	1 July 2009
						8 023[3]	0,00	1 Oct 2009
						12 342[1]	62,71	1 July 2010
						12 342[2]	0,00	1 July 2010
						6 892[3]	0,00	1 July 2010
H Benatar	77 714	9 600	1 July 2007	45 976	41 338	5 955	0,00	1 July 2008
						2 673	0,00	1 July 2008
						5 345	0,00	1 July 2009
						1 994	0,00	1 July 2008
						1 994	0,00	1 July 2009
						3 989	0,00	1 July 2010
						5 758[1]	18,49	1 July 2009
						5 758[2]	0,00	1 July 2009
						4 800[1]	62,71	1 July 2010
						3 072[2]	0,00	1 July 2010

The R97,71 share incentives were allocated prior to the unbundling of MTN Group Limited. Accordingly, each of these incentives qualifies for 5,3 MTN shares and one Avusa share at the modified allocation price.

Shareholders are referred to paragraph 18 for further details of the impact of the transaction on the directors' interests in the Avusa share incentive schemes.

1 *Share appreciation right scheme*

2 *Long term incentive plan*

3 *Deferred bonus plan*

4 *Share incentives relinquished for a cash bonus, where the cash bonus paid is equal in value to the gain if the share incentives were exercised.*

AVUSA

Avusa Limited

(formerly Johnnic Communications Limited, to be renamed ElementOne Limited)

(Incorporated in the Republic of South Africa)
(Registration number 1889/000352/06)
Share code: AUA ISIN: ZAE000107090
("Avusa" or "the company")

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of shareholders will be held in the Auditorium, Ground Floor, 4 Biermann Avenue, Rosebank, Johannesburg at 08:00 on Tuesday, 18 March 2008, for the purpose of considering and, if deemed fit, passing with or without modification, the following resolutions:

ORDINARY RESOLUTION NUMBER 1

"RESOLVED THAT the cession and transfer by the company to Avusa Opco Holdings Limited (Registration number 2008/002461/06) ("Opco") of all of the company's rights, title and interest in and to the name "Avusa", be and is hereby approved."

SPECIAL RESOLUTION NUMBER 1

"RESOLVED THAT, in terms of section 44 of the Companies Act, the name of the company be and is hereby changed from "Avusa Limited" to "ElementOne Limited", with effect from the date of registration of this Special Resolution Number 1 by the Registrar of Companies ("effective date")."

The reason for and effect of Special Resolution Number 1 is that the rights to use the name "Avusa" will be ceded by the company to Opco with effect from the effective date. As a result thereof, from the effective date, Opco shall be the sole beneficial owner of all the rights, title and interest in and to, and be the only person entitled to use the name "Avusa" and the company shall be known as "ElementOne Limited".

ORDINARY RESOLUTION NUMBER 2

"RESOLVED THAT the disposal by Avusa to Opco of all of Avusa's shares in and claims against the following wholly-owned subsidiaries of Avusa, namely Gallo Africa Limited (Registration number 1926/008507/06), Avusa Retail Limited (formerly Johnnic Book Retail Limited) (Registration number 1903/002033/06), Avusa Africa Mediatainment (Proprietary) Limited (formerly Johnnic Communications Africa (Proprietary) Limited) (Registration number 2001/002522/07), Avusa Entertainment Limited (formerly Johnnic Entertainment Holdings Limited) (Registration number 1936/008061/06), Avusa Media Limited (formerly Johncom Media Investments Limited) (Registration number 1952/003139/06), Avusa Management Services (Proprietary) Limited (formerly Johnnic Communications Management Services (Proprietary) Limited) (Registration number 1959/004423/07), Advowson Investments (Proprietary) Limited (Registration number 1976/000150/07), Avusa Group Services (Proprietary) Limited (formerly Johnnic Group Services (Proprietary) Limited) (Registration number 1936/008210/07) and New Holland Publishing (Proprietary) Limited (Registration number 1965/009684/07), as well as Avusa's rights and entitlements in respect of the hedging instrument, in terms of an assets-for-shares transaction envisaged by the provisions of section 42 of the Income Tax Act, and further in accordance with the provisions of the disposal and unbundling agreement, be and is hereby approved."

ORDINARY RESOLUTION NUMBER 3

"RESOLVED THAT the treatment of, and the subsequent termination of the employee share incentive schemes operated by the company as at the date of this resolution, in the manner detailed and on the basis set out in paragraph 18 of the circular, be and are hereby approved."

ORDINARY RESOLUTION NUMBER 4

"RESOLVED THAT, subject to the adoption and implementation of Ordinary Resolution Number 2 and in compliance with the Listings Requirements, application be made by Opco for the listing of the entire issued ordinary share capital of Opco in the Consumer Services – Publishing sector of the JSE list with effect from the commencement of business on Monday, 31 March 2008."

SPECIAL RESOLUTION NUMBER 2

"RESOLVED THAT, subject to the adoption and implementation of Special Resolution Number 1 and Ordinary Resolutions Numbers 1, 2, 3 and 4, all the shares held by Avusa in Opco at close of trading on Friday, 28 March 2008 be distributed in accordance with the provisions of section 90 of the Companies Act, and article 37 of the company's Articles, by way of a distribution *in specie* in terms of section 46 of the Income Tax Act, to the Company's shareholders recorded in the register at the close of business on Friday, 28 March 2008 in the ratio of 1 (one) Opco share for every 1 (one) Avusa share held, which distribution is to be effected by way of a reduction of the company's reserves."

ORDINARY RESOLUTION NUMBER 5

"RESOLVED THAT the directors and/or the company secretary of the company be and are hereby authorised to do all such things and sign all documents including company forms and take all such actions as they consider necessary to give effect to and implement Special Resolutions Numbers 1 and 2 and Ordinary Resolutions Numbers 1, 2, 3 and 4 set out in this notice convening the general meeting at which this Ordinary Resolution Number 5 will be proposed and considered."

Voting

All holders of shares will be entitled to attend and vote at the general meeting.

Each Avusa shareholder present in person or, in the case of a body corporate, represented by an authorised representative, has only one vote on a show of hands, irrespective of the number of Avusa shares held by the Avusa shareholder, provided that a proxy shall, irrespective of the number of members he/she represents, have only one vote, but on a poll each such Avusa shareholder or duly appointed proxy has one vote for each Avusa share held or represented, as the case may be.

Proxies

Each member entitled to attend and vote at the general meeting is entitled to appoint one or more proxies (none of whom need be a member of Avusa) to attend, speak and vote in his/her stead.

The form of proxy for the general meeting, which sets out the relevant instructions for its completion, accompanies this notice and may also be obtained on request from the transfer secretaries.

In order to be effective, duly completed forms of proxy must be received by the transfer secretaries by no later than 08:00 on Friday, 14 March 2008.

By order of the Avusa board

P C Desai
Group chief executive officer

Rosebank
25 February 2008

Registered office

4 Biermann Avenue
Rosebank, 2196
(PO Box 1746, Saxonwold, 2132)

Transfer secretaries

Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Avusa Limited

(formerly Johnnic Communications Limited, to be renamed ElementOne Limited)

(Incorporated in the Republic of South Africa)
(Registration number 1889/000352/06)
Share code: AUA ISIN: ZAE000107090
("Avusa" or "the company")

FORM OF PROXY (FOR USE BY CERTIFICATED AND OWN-NAME DEMATERIALISED SHAREHOLDERS ONLY)

For use at the general meeting of shareholders of the company to be held at 08:00 on Tuesday, 18 March 2008 in the Auditorium, Ground Floor, 4 Biermann Avenue, Rosebank, Johannesburg.

Dematerialised shareholders who are not own-name shareholders must inform their CSDP or broker of their intention to attend the general meeting personally or by proxy and request their CSDP or broker to issue them with the necessary Letter of Representation to attend the general meeting in person or by proxy and vote, or provide their CSDP or broker with their voting instructions should they not wish to attend the general meeting in person or by proxy. **These shareholders must not use this form of proxy.**

I/We ______________________________

(full name/s in block letters)

of ______________________________

(address)

being the holders of [   ] ordinary shares in the capital of the company do hereby appoint (see note 2):

1. ______________________________ or failing him/her,

2. ______________________________ or failing him/her,

3. the chairman of the general meeting,

as my/our proxy to act for me/us at the general meeting which will be held for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at any adjournment thereof; and to vote for and/or against the resolutions and/or abstain from voting in respect of the shares registered in my/our name(s) in accordance with the following instructions (see note 3):

	Number of shares		
	For	Against	Abstain
Ordinary Resolution Number 1 (cession of name)			
Special Resolution Number 1 (change of name)			
Ordinary Resolution Number 2 (disposal)			
Ordinary Resolution Number 3 (termination of share incentive schemes)			
Ordinary Resolution Number 4 (listing)			
Special Resolution Number 2 (unbundling)			
Ordinary Resolution Number 5 (authorising the directors and the company secretary to give effect to and implement the resolutions)			

Signed at ______________ on ______________ 2008

Signature(s) ______________________________

Assisted by (where applicable) ______________________________

Each shareholder is entitled to appoint one or more proxies (who need not be a member of the company) to attend, speak and vote in place of that shareholder at the meeting.

Notes:

1. This form of proxy must only be used by shareholders who hold shares that are not dematerialised or shareholders who hold dematerialised shares in their own name.
2. A shareholder entitled to attend and vote may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space provided, with or without deleting "the chairman of the general meeting". A proxy need not be a shareholder of the company. The person whose name stands first on this form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.
3. A shareholder is entitled to one vote on a show of hands and, on a poll, one vote for each share held. A shareholder's instructions to the proxy must be indicated by inserting the relevant number of votes exercisable by the shareholder in the appropriate box(es). Failure to comply with this will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he/she deems fit in respect of all the shareholder's votes.
4. A vote given in terms of an instrument of proxy shall be valid in relation to the general meeting, notwithstanding the death of the person granting it, or the revocation of the proxy, or the transfer of the share(s) in respect of which the vote is given, unless an intimation in writing of such death, revocation or transfer is received by the transfer secretaries not less than 48 hours before the commencement of the general meeting.
5. If a shareholder does not indicate on this form that his/her proxy is to vote in favour of or against any resolution or to abstain from voting, or gives contradictory instructions, or should any further resolution(s) or any amendment(s) which may properly be put before the general meeting be proposed, the proxy shall be entitled to vote as he/she thinks fit.
6. The chairman of the general meeting may reject or accept any form of proxy which is completed and/or received other than in compliance with these notes.
7. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such shareholder wish to do so.
8. Documentary evidence establishing the authority of a person signing the form of proxy in a representative capacity must be attached to this form of proxy, unless previously recorded by the company or unless this requirement is waived by the chairman of the general meeting.
9. A minor or any other person under legal incapacity must be assisted by his/her parent or guardian, as applicable, unless the relevant documents establishing his/her capacity are produced or have been registered by the company.
10. Where there are joint holders of shares:
    - any one holder may sign the form of proxy; and
    - the vote(s) of the senior shareholder (with seniority being determined by the order in which the names of shareholders appear in the company's register of shareholders) who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the vote(s) of the other joint shareholder(s).
11. Forms of proxy must be lodged with or mailed to Computershare Investor Services (Proprietary) Limited:

    Hand deliveries to:
    Computershare Investor Services
    (Proprietary) Limited
    Ground Floor, 70 Marshall Street
    Johannesburg, 2001

    Postal deliveries to:
    Computershare Investor Services
    (Proprietary) Limited
    PO Box 61051
    Marshalltown, 2107

    to be received by no later than 08:00 on Friday, 14 March 2008 (or 48 hours before any adjournment of the general meeting which date, if necessary, will be released on the Securities Exchange News Service of the JSE Limited and published in the press).
12. Any alteration or correction made to this form of proxy, other than the deletion of alternatives, must be initialled by the signatory(ies).

AVUSA

Avusa Limited

(formerly Johnnic Communications Limited, to be renamed ElementOne Limited)

(Incorporated in the Republic of South Africa)
(Registration number 1889/000352/06)
Share code: AUA ISIN: ZAE000107090
("Avusa" or "the company")

FORM OF SURRENDER (FOR USE BY CERTIFICATED SHAREHOLDERS ONLY)

Please read the following notes and instructions. Non-compliance with these instructions may result in the rejection of this form of surrender ("form"). If you are in any doubt as to how to complete this form, please consult your broker, banker, attorney, accountant or other professional adviser.

Note:

A separate form is required for each shareholder.

To: Avusa Limited
c/o Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001
(PO Box 61763, Marshalltown, 2107)

PART A – TO BE COMPLETED BY CERTIFICATED SHAREHOLDERS

I/We irrevocably and *in rem suam* authorise you to produce the signature of such documents that may be necessary to complete the replacement of the shares in the new name of Avusa Limited.

I/We hereby instruct you to forward the replacement share certificate/s to me/us by registered post in South Africa, at my/our own risk, to the address overleaf and confirm that, where no address is specified, the share certificate(s) will be forwarded to my/our address recorded in the share register of the company.

My/Our signature(s) on this form constitutes my/our execution of this instruction.

In terms of the provisions set out in paragraph 4 of the circular to which this form is attached and of which it forms part, I/we surrender and enclose the undermentioned share certificates:

Documents of title surrendered

Certificate number(s)	Number of shares covered by each certificate
Total	

Title	Stamp and address of agent lodging this form (if any)
Surname	
First name(s)	
Postal address to which new share certificate should be sent (if different from the address recorded in the register)	
Signature of shareholder	
Assisted by (if applicable)	
(State full name and capacity)	
Date 2008	
Telephone numbers	
(Home) ( )	
(Work) ( )	
(Cell) ( )	

PART B – TO BE COMPLETED BY EMIGRANTS FROM AND NON-RESIDENTS OF THE COMMON MONETARY AREA

Nominated authorised dealer in the case of a shareholder who is an emigrant from or a non-resident of the common monetary area (see note 2 below):

Name of authorised dealer **Account number**

Address

Postal code

Notes:

1. No receipts will be issued for share certificates lodged, unless specifically requested. In compliance with the requirements of the JSE Limited ("JSE"), lodging agents are requested to prepare special transaction receipts, if required. Signatories may be called upon for evidence of their authority or capacity to sign this form.
2. Persons whose registered addresses in the share register are outside the common monetary area, or whose shares are restrictively endorsed, should nominate an authorised dealer in Part B of this form as referred to in paragraph 4 of the circular to which this form is attached and of which it forms part.
3. Any alteration to this form must be signed in full and not initialled.
4. If this form is signed under a power of attorney, then such power of attorney, or a notarially certified copy thereof, must be sent with this form for noting (unless it has already been noted by the company or its transfer secretaries).
5. Where the shareholder is a company or a close corporation, unless it has already been registered with the company or its transfer secretaries, a certified copy of the directors' or members' resolution authorising the signing of this form must be submitted if so requested by the company.
6. Note 4 does not apply in the event of this form bearing a recognised JSE broker's stamp.
7. Where there are joint holders of any shares in the company, only that holder whose name stands first in the register in respect of such shares need sign this form.

END